Exhibit 99.1

Report to Shareholders for the Second Quarter, 2020 www.cibc.com May 28, 2020

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the second quarter ended April 30, 2020.

Second quarter highlights

	Q2/20	Q2/19	Q1/20	YoY Variance	QoQ Variance
Reported Net Income	$392 million	$1,348 million	$1,212 million	-71%	-68%
Adjusted Net Income (1)	$441 million	$1,357 million	$1,483 million	-68%	-70%
Reported Diluted Earnings Per Share (EPS)	$0.83	$2.95	$2.63	-72%	-68%
Adjusted Diluted EPS (1)	$0.94	$2.97	$3.24	-68%	-71%
Reported Return on Common Shareholders’ Equity (ROE)	4.0%	15.8%	13.1%
Adjusted ROE (1)	4.5%	15.9%	16.1%
Common Equity Tier 1 Ratio	11.3%	11.2%	11.3%

Results for the second quarter of 2020 were affected by the following item of note with a negative impact of $0.11 per share:

•	$57 million ($49 million after-tax) amortization and impairment of acquisition-related intangible assets and goodwill.

Our Common Equity Tier 1 ratio was 11.3% at April 30, 2020 compared with 11.3% at the end of the prior quarter. CIBC’s leverage ratio at April 30, 2020 was 4.5%.

The investments we have made over the past several years have positioned us well to respond to the current situation as we support our clients, employees and communities. Our capital position remains strong, giving us flexibility and resilience as we navigate the current environment and continue to advance our long-term client-focused strategy. This will enable us to further diversify revenue streams, deepen client relationships and improve our efficiency as we continue to deliver value to our shareholders.

Core business performance(2)

Canadian Personal and Business Banking reported net income of $203 million for the second quarter, down $365 million or 64% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $204 million, down $365 million or 64% from the second quarter a year ago mainly due to a higher provision for credit losses on performing loans. Pre-provision earnings(1) were down 7% from the second quarter a year ago, mainly driven by lower revenue, as results have been negatively impacted by the COVID-19 pandemic. Revenue was lower due to the recent changes in the interest rate environment, decreased client transaction activity, and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the pandemic, partially offset by one additional day in the current quarter and volume growth.

Canadian Commercial Banking and Wealth Management reported net income of $206 million for the second quarter, down $119 million or 37% from the second quarter a year ago, primarily due to a higher provision for credit losses. Pre-provision earnings(1) were relatively stable compared with the second quarter a year ago, driven by higher revenue, offset by higher non-interest expenses. The impact of higher assets under management and higher trading volume in our full service brokerage business in wealth management, and volume growth, wider margins and one additional day in commercial banking were partially offset by lower fees. Higher expenses were primarily driven by spending on strategic initiatives and higher salaries and benefits.

U.S. Commercial Banking and Wealth Management reported net income of $18 million for the second quarter, down $144 million or 89% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $35 million, down $140 million or 80% from the second quarter a year ago, as a higher provision for credit losses more than offset a $35 million increase in pre-provision earnings(1). Revenue, which was impacted by favourable foreign exchange translation, was higher in both commercial banking and wealth management driven primarily by volume growth and increased asset management fees, offset in part by margin compression. Expense growth was relatively modest as continued investments in people and infrastructure were partly offset by lower business development costs.

Capital Markets reported net income of $137 million for the second quarter, down $146 million or 52% from the second quarter a year ago, primarily due to a higher provision for credit losses. Pre-provision earnings(1) were up 6% driven by higher revenue, partially offset by higher non-interest expenses. Growth in revenue across foreign exchange and interest rate trading, financing activities, corporate banking and debt underwriting were partially offset by lower equity derivatives trading revenue and higher credit and funding valuation adjustments.

(1)	For additional information, see the “Non-GAAP measures” section. Pre-provision earnings is revenue net of non-interest expenses and is a non-GAAP measure.
(2)	Certain prior period information has been revised due to enhancements made to our transfer pricing methodology. See the “External reporting changes” section for additional details.

Making a difference in our Communities

Part of being a genuinely caring bank means taking care of the organizations and charities that keep our communities vibrant. We’re living a defining moment in history and one that requires us all to come together. In response to the COVID-19 pandemic and recognizing the vital work done by charities to support our communities, CIBC took the following steps to support our partners in Canada and the U.S.:

•

Canada: Committed $750,000 in charitable contributions, including $650,000 to United Way, Kids Help Phone, Canadian Blood Services and Community Food Centres Canada to ensure these organizations could continue to help those requiring immediate support to deliver basic needs;

•	United States: Committed US$175,000 towards the American Red Cross, Chicago Community Trust, Feeding America and United Way;
•	Responded to the charitable sector’s need for unrestricted funding by giving our current charitable partners flexibility with how they allocate CIBC’s donation; and
•	Delivered nearly 1,000 hours of COVID-19 related volunteer time by Team CIBC.

CIBC also responded to the devastating events that occurred in two Canadian provinces:

•	Nova Scotia: Donated $50,000 to the RCMP Foundation and $50,000 to IWK Health Centre in response to the tragedy in Portapique; and
•	Alberta: Donated $10,000 to the Red Cross in response to the widespread spring flooding in Fort McMurray.

During this quarter we proudly celebrated National Volunteer Week. We applaud our team members and volunteers for their passion and dedication to helping those in need, and especially to the volunteers who are helping those in need as the world copes with the COVID-19 pandemic.

Victor G. Dodig

President and Chief Executive Officer

ii	CIBC SECOND QUARTER 2020

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2019 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2020
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2019 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures (1)			69–70

	3	Top and emerging risks	25			46

	4	Key future regulatory ratio requirements	20, 41, 44	76	9, 16	30, 32, 70, 72, 162
Risk governance, risk management and business model	5	Risk management structure				41, 42
	6	Risk culture and appetite				40, 43, 44
	7	Risks arising from business activities	28			45, 49
	8	Bank-wide stress testing	33			35, 46, 53, 59, 65, 68, 75
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	19	76		28, 162
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	30
	11	Regulatory capital flow statement			12	32
	12	Capital management and planning				34, 162
	13	Business activities and risk-weighted assets	28		4	31, 49
	14	Risk-weighted assets and capital requirements			4	29, 31
	15	Credit risk by major portfolios			27–36	51–57
	16	Risk-weighted assets flow statement			4, 5	31

	17	Back-testing of models			67, 68	45, 53, 64, 75
Liquidity	18	Liquid assets	40			69
Funding	19	Encumbered assets	41			69

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	45			73

	21	Funding strategy and sources	42			71
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	37			63

	23	Significant trading and non-trading market risk factors	37–39			63–67

	24	Model assumptions, limitations and validation procedures				63–67

	25	Stress testing and scenario analysis				35, 65
Credit risk	26	Analysis of credit risk exposures	29–36		6–7, 63–66	54–61, 136–142, 184

	27	Impaired loan and forbearance policies	30, 34			51, 59, 79, 111, 112

	28	Reconciliation of impaired loans and the allowance for credit losses	34	67		59, 137

	29	Counterparty credit risk arising from derivatives	34		66, 35 (2)	51, 55, 152–153

	30	Credit risk mitigation	30		20, 49, 66	51, 56, 152–153
Other risks	31	Other risks	46			74–77

	32	Discussion of publicly known risk events		78		74, 177
(1)	A detailed glossary of our risk and capital terminology is included on page 198 of our 2019 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC SECOND QUARTER 2020	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2020 compared with corresponding periods. The MD&A should be read in conjunction with our 2019 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of May 27, 2020. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 196 to 201 of our 2019 Annual Report.

Contents

2	Second quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
4	Significant events
5	Financial results review
7	Review of quarterly financial information

8	Non-GAAP measures

10	Strategic business units overview
11	Canadian Personal and Business Banking
12	Canadian Commercial Banking and Wealth Management
13	U.S. Commercial Banking and Wealth Management
14	Capital Markets
16	Corporate and Other

18	Financial condition
18	Review of condensed consolidated balance sheet
19	Capital management
24	Off-balance sheet arrangements

25	Management of risk
25	Risk overview
25	Top and emerging risks
29	Credit risk
37	Market risk
40	Liquidity risk
46	Other risks

46	Accounting and control matters
46	Critical accounting policies and estimates
47	Accounting developments
47	Other regulatory developments
48	Controls and procedures
48	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2020 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the impact of the coronavirus (COVID-19) pandemic and the recent oil price declines there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2020	1

Second quarter financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
	Financial results ($ millions)
	Net interest income	$2,762	$2,761	$2,460	$5,523	$5,056
	Non-interest income	1,816	2,094	2,082	3,910	4,051
	Total revenue	4,578	4,855	4,542	9,433	9,107
	Provision for credit losses	1,412	261	255	1,673	593
	Non-interest expenses	2,704	3,065	2,588	5,769	5,348
	Income before income taxes	462	1,529	1,699	1,991	3,166
	Income taxes	70	317	351	387	636
	Net income	$392	$1,212	$1,348	$1,604	$2,530
	Net income (loss) attributable to non-controlling interests	$(8)	$7	$7	$(1)	$11
	Preferred shareholders	30	31	28	61	51
	Common shareholders	370	1,174	1,313	1,544	2,468
	Net income attributable to equity shareholders	$400	$1,205	$1,341	$1,605	$2,519
	Financial measures
	Reported efficiency ratio	59.1%	63.1%	57.0%	61.2%	58.7%
	Loan loss ratio (1)	0.34%	0.24%	0.26%	0.29%	0.28%
	Reported return on common shareholders’ equity (2)	4.0%	13.1%	15.8%	8.5%	14.8%
	Net interest margin	1.55%	1.62%	1.59%	1.58%	1.63%
	Net interest margin on average interest-earning assets (3)	1.77%	1.80%	1.77%	1.78%	1.81%
	Return on average assets (4)	0.22%	0.71%	0.87%	0.46%	0.81%
	Return on average interest-earning assets (3)(4)	0.25%	0.79%	0.97%	0.52%	0.91%
	Reported effective tax rate	15.3%	20.7%	20.6%	19.5%	20.1%
Common share information
Per share ($)	– basic earnings	$0.83	$2.64	$2.96	$3.47	$5.56
	– reported diluted earnings	0.83	2.63	2.95	3.46	5.55
	– dividends	1.46	1.44	1.40	2.90	2.76
	– book value	83.67	81.38	77.49	83.67	77.49
Closing share price ($)		82.48	107.92	112.81	82.48	112.81
Shares outstanding (thousands)	– weighted-average basic (5)	444,739	445,248	444,028	444,997	443,523
	– weighted-average diluted	445,188	446,031	445,224	445,610	444,755
	– end of period (5)	445,133	444,982	444,650	445,133	444,650
	Market capitalization ($ millions)	$36,715	$48,022	$50,161	$36,715	$50,161
	Value measures
	Total shareholder return	(22.21)%	(2.64)%	2.58%	(24.26)%	1.89%
	Dividend yield (based on closing share price)	7.2%	5.3%	5.1%	7.1%	4.9%
	Reported dividend payout ratio	176.0%	54.6%	47.3%	83.6%	49.6%
	Market value to book value ratio	0.99	1.33	1.46	0.99	1.46
	Selected financial measures - adjusted (6)
	Adjusted efficiency ratio (7)	57.2%	55.0%	56.1%	56.1%	55.3%
	Adjusted return on common shareholders’ equity (2)	4.5%	16.1%	15.9%	10.3%	15.9%
	Adjusted effective tax rate	15.1%	21.7%	20.7%	20.3%	20.6%
	Adjusted diluted earnings per share	$0.94	$3.24	$2.97	$4.18	$5.98
	Adjusted dividend payout ratio	155.4%	44.3%	47.0%	69.2%	46.1%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$189,277	$150,080	$135,954	$189,277	$135,954
	Loans and acceptances, net of allowance	420,579	402,453	392,945	420,579	392,945
	Total assets	759,136	672,118	634,109	759,136	634,109
	Deposits	543,788	497,899	477,540	543,788	477,540
	Common shareholders’ equity	37,244	36,214	34,455	37,244	34,455
	Average assets	725,701	679,531	633,556	702,362	626,970
	Average interest-earning assets (3)	633,233	609,839	570,057	621,423	562,053
	Average common shareholders’ equity	37,386	35,671	34,091	36,520	33,629
	Assets under administration (AUA) (8)(9)	2,286,391	2,546,678	2,404,719	2,286,391	2,404,719
	Assets under management (AUM) (9)	249,206	263,592	242,694	249,206	242,694
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions)	$261,763	$252,099	$234,816	$261,763	$234,816
	Common Equity Tier 1 (CET1) ratio (10)	11.3%	11.3%	11.2%	11.3%	11.2%
	Tier 1 capital ratio (10)	12.5%	12.5%	12.6%	12.5%	12.6%
	Total capital ratio (10)	14.5%	14.5%	14.5%	14.5%	14.5%
	Leverage ratio	4.5%	4.3%	4.3%	4.5%	4.3%
	Liquidity coverage ratio (LCR)	131%	125%	134%	n/a	n/a
	Other information
	Full-time equivalent employees	44,204	45,083	44,797	44,204	44,797
(1)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(2)	Annualized.
(3)

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)	Excludes nil restricted shares as at April 30, 2020 (January 31, 2020: nil; April 30, 2019: 409).
(6)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(7)	Calculated on a tax equivalent basis (TEB).
(8)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,801.5 billion (January 31, 2020: $2,032.2 billion; April 30, 2019: $1,911.9 billion).

(9)	AUM amounts are included in the amounts reported under AUA.
(10)	Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss transitional arrangement announced by OSFI on March 27, 2020.

2	CIBC SECOND QUARTER 2020

External reporting changes

Changes made to our business segments

The following external reporting changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our strategic business units (SBUs). Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented return on equity (ROE). Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Segmented ROE is a non-GAAP measure (see the “Non-GAAP measures” section for additional details).

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

Prior period amounts have been revised accordingly. The changes impacted the results of our SBUs and how we measure the performance of our SBUs. There was no impact on our consolidated financial results from these changes.

Adoption of IFRS 16 “Leases”

Effective November 1, 2019, we adopted IFRS 16 “Leases” (IFRS 16) using the modified retrospective approach, without restatement of comparative periods.

Financial performance overview

Economic outlook

The pandemic caused by a strain of the novel coronavirus disease (COVID-19) has had a significant adverse impact on the near-term economic outlook for the global economy. The spread of COVID-19 and the restrictions imposed by governments around the world to limit its spread, including social distancing measures such as travel restrictions and the closure of non-essential businesses, have disrupted the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways and has limited economic activity in Canada, the United States and other regions where we operate.

The measures taken to contain the spread of COVID-19, including social distancing requirements, have sent the Canadian and U.S. economies into a deep contraction that has been exacerbated by a related collapse in oil prices, particularly in Canada. Certain sectors of the economy are likely to see a resumption of activity in the summer as government restrictions, including social distancing measures, are eased resulting in non-essential businesses that were previously forced to close being allowed to reopen. Barring the discovery and dissemination of an effective treatment or vaccine for COVID-19, we expect that economic activity will be constrained to well below 2019 levels over the remainder of the year in light of recommendations from health policy experts intended to help prevent a second wave of infection. Non-essential consumption, home sales, construction, business capital spending, and exports are expected to be materially weaker this year. Government bond issuance is expected to increase to cover larger federal and provincial deficits. Crude oil prices are expected to remain under pressure, despite planned production cuts by the Organization of the Petroleum Exporting Countries (OPEC), driven by significantly reduced global demand and storage capacity shortages.

In Canada, real gross domestic product (GDP) is expected to decline by approximately 7% year over year in 2020 accompanied by an unemployment rate that is anticipated to peak well into double digits. U.S. real GDP is expected to drop by more than 6% year over year in 2020. As a result, central banks are expected to keep short-term interest rates at extremely low levels and to continue to buy bonds in the secondary market to support liquidity. Large scale fiscal stimulus in the U.S. and Canada should serve to reduce the impact of the economic contraction on insolvencies relative to what would otherwise have occurred absent these measures.

Looking ahead to 2021, easing of government restrictions, including allowing non-essential businesses to reopen, is expected to allow real GDP to increase by approximately 7% in both Canada and the U.S. This would still imply little or no growth over 2020 and 2021 combined, leaving output below its pre-coronavirus trend line, and 2021 unemployment averaging 8.4% in Canada and 6.5% in the U.S.

The economic contraction expected to result from the COVID-19 pandemic impacts all of our SBUs. From a credit perspective, all of our loan portfolios are expected to be negatively impacted by the decline in economic activity associated with social distancing policies, mitigated to an extent by large scale government support and relief programs targeting both individuals and businesses. Deposit growth is expected to accelerate somewhat relative to 2019. The impact of weaker growth in household income on deposit growth could be more than offset by businesses borrowing to build excess liquidity, investors holding cash given low yields on term assets and lower risk tolerance, and reduced spending driven by social distancing measures, including the closure of non-essential businesses.

For Canadian Personal and Business Banking, we expect to see slower demand for mortgages and other credit products, reflecting softer housing turnover and prices, weaker consumer spending, and higher unemployment. A gradual rebound in demand is expected to align with easing of government restrictions. Continued demand for business lending products is anticipated as small businesses look to weather the impact of social distancing measures.

Our Canadian and U.S. wealth management businesses are expected to be impacted by lower AUM values and potential reductions in the pool of after-tax savings driven by higher unemployment.

Reduced economic activity and lower corporate earnings are expected to drive lower loan growth in Capital Markets and our Canadian and U.S. commercial banking businesses, which may be partially mitigated by increased liquidity needs and higher government spending. Capital Markets is also expected to be impacted by reduced equity issuance activity. Future increases in economic activity driven by reduced government restrictions should benefit loan growth and issuance activity.

The economic outlook described above reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which an effective vaccine or treatment can be developed and administered on a mass scale, and the ability of governments, businesses and health care systems to effectively limit the epidemiological and economic impacts of expected resurgences of the virus in the intervening period. The extent to which social distancing policies restrict economic activity and the level and effectiveness of government support during this intervening period are material to our expectations for an economic rebound in the second half of 2020 and 2021. Expectations reflect currently available expert opinions and are subject to change as new information on transmissibility and epidemiology becomes available. As a result, actual experience may differ materially from expectations.

See the “Significant events” section for further details on the impact of the COVID-19 pandemic.

CIBC SECOND QUARTER 2020	3

Significant events

Impact of COVID-19

On March 11, 2020, the outbreak of COVID-19 was officially declared a pandemic by the World Health Organization (WHO). As discussed in the “Economic outlook” section, the COVID-19 pandemic has had a significant adverse impact on the global economy, including from government-mandated social distancing measures. The spread of COVID-19 and the restrictions imposed by governments around the world to limit its spread have disrupted the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways and has limited economic activity in Canada, the United States and other regions where we operate. As a result, the COVID-19 pandemic has had a significant impact on our clients, our team, and our business.

Supporting our clients, employees, and communities during the COVID-19 pandemic

We have taken action during the COVID-19 pandemic to support our clients, employees, and communities through these challenging times. We have taken steps to keep our team members and our clients safe, such as transitioning to remote working arrangements for the majority of our employees, enhancing safety procedures and cleaning protocols, temporarily closing certain banking centre locations and reducing hours at remaining locations, and expanding benefits provided to our team members in light of the challenges posed by the COVID-19 pandemic. We are also supporting the organizations and charities that are taking care of our communities during this crisis.

We have been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic, including providing payment deferral programs on various products for personal, corporate and commercial banking clients, and voluntarily reducing interest rates on select credit cards. See the “CIBC client relief programs in response to COVID-19” section for further details.

We have actively engaged with governments, monetary authorities, and regulators in the jurisdictions in which we operate, and are also supporting our clients through government-led relief measures, such as the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP) announced by the Government of Canada in April 2020, as well as the Paycheck Protection Program introduced by the U.S. federal government under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The BCAP includes various sub-programs such as a loan guarantee program with Export Development Canada (EDC) for small and medium-sized enterprises and a co-lending program for small and medium-sized enterprises with Business Development Bank of Canada (BDC). See the “Government lending programs in response to COVID-19” and “Off-balance sheet arrangements” sections and Note 2 to our interim consolidated financial statements for further details regarding our participation in these programs.

Impact on financial results

COVID-19 has negatively impacted our results for the second quarter of 2020. Refer to the “Financial results review” and “Strategic business units overview” sections for further details on our financial performance for the second quarter of 2020, including the impact of the COVID-19 pandemic.

On pages 2 to 3 of our 2019 Annual Report, we provided disclosure regarding our scorecard of financial measures that we use to evaluate our performance against our strategic objectives, including the targets that we have set for each of these measures over the medium term. The COVID-19 pandemic is expected to impact our ability to achieve our performance objectives, at least in the short term.

The extent to which the COVID-19 pandemic negatively impacts our business, results of operations, reputation and financial condition, as well as our regulatory capital and liquidity positions, will depend on future developments, which are highly uncertain and cannot be predicted. See the “Economic outlook” section and Note 6 to our interim consolidated financial statements for further details on how the COVID-19 pandemic has impacted our economic outlook.

Impact on risk environment

We enacted our business continuity plans upon the WHO declaring COVID-19 a pandemic and developed business priorities and an operating model to support our clients, employees and communities throughout this crisis. See the “Top and emerging risks” section for further details on additional risks associated with the COVID-19 pandemic.

While the COVID-19 pandemic has adversely impacted all sectors of the global economy, the impact on specific industries varies depending upon the nature of the industry, with certain industries intrinsically facing more hardship than others. These include oil and gas, which has been particularly hard-hit due to historic lows in oil prices from reduced demand combined with concerns that supply cuts announced to date are not yet sufficient to stabilize prices, hospitality-related industries impacted by social distancing measures and travel restrictions, and commercial real estate driven by forced business closures and the contraction of economic activity. See the “Top and emerging risks – Commodity prices” section for further details regarding the impact of lower oil prices, and the “Exposures to certain industries” section for additional details on our exposure to the oil and gas, hospitality-related, and commercial real estate sectors.

Unprecedented regulatory and central bank support

Governments, monetary authorities, regulators and financial institutions have taken actions to support the economy, increase liquidity, mitigate unemployment, provide public assistance, provide regulatory flexibility and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. See the “Regulatory developments arising from the COVID-19 pandemic” section for further details on regulatory flexibility provided during the quarter in response to the COVID-19 pandemic, and the “Regulatory developments concerning liquidity” section for details on relevant funding and liquidity programs instituted to support market liquidity during this crisis.

Impact on significant accounting judgments and estimates

Ongoing economic uncertainty, including severely reduced short-term growth due to the decline in economic activity associated with social distancing measures, and market volatility impact our significant accounting estimates and judgments. These are unprecedented circumstances which lead to significant uncertainty regarding the ultimate outcome of the COVID-19 pandemic and its impact on economic growth and consumer behaviour, which results in higher inherent risk associated with estimating the impact of the COVID-19 pandemic on our interim consolidated financial statements and requires management to exercise significant judgment in certain areas, in particular in relation to determining the impact of the COVID-19 pandemic on expected credit loss (ECL) allowances. Further details can be found in the “Accounting and control matters” section, as well as in Note 2 to our interim consolidated financial statements.

4	CIBC SECOND QUARTER 2020

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million ($250 million after-tax) associated with ongoing efforts to transform our cost structure and simplify our bank, shown as an item of note. This charge consisted primarily of employee severance and related costs and was recognized in Corporate and Other. For additional information, see Note 12 to our interim consolidated financial statements.

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell a controlling interest in FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB). Under the terms of the agreement, GNB will acquire 66.73% of CIBC FirstCaribbean’s outstanding shares from CIBC for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value prior to closing. The total consideration is comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder. CIBC will also provide secured financing to facilitate the purchase of any shares tendered by the minority shareholders of CIBC FirstCaribbean under the take-over bid required by local securities laws. We expect to retain a minority interest in CIBC FirstCaribbean of approximately 24.9% after closing. This transaction is subject to regulatory approvals and is expected to close in the second half of 2020. For additional information, see Note 4 to our interim consolidated financial statements.

Financial results review

Reported net income for the quarter was $392 million, compared with $1,348 million for the same quarter last year, and $1,212 million for the prior quarter.

Adjusted net income(1) for the quarter was $441 million, compared with $1,357 million for the same quarter last year, and $1,483 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $0.83, compared with $2.95 for the same quarter last year, and $2.63 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $0.94, compared with $2.97 for the same quarter last year, and $3.24 for the prior quarter.

Net income for the current quarter was affected by the following item of note:

•

$57 million ($49 million after-tax) amortization and impairment of acquisition-related intangible assets and goodwill ($1 million after-tax in Canadian Personal and Business Banking, $17 million after-tax in U.S. Commercial Banking and Wealth Management, and $31 million after-tax in Corporate and Other).

The above item of note increased non-interest expenses by $57 million, and decreased income taxes by $8 million. In aggregate, this item of note decreased net income by $49 million.

Net interest income(2)

Net interest income was up $302 million or 12% from the same quarter last year, primarily due to volume growth across our businesses, higher trading income, higher revenue from financing activities in Capital Markets, the impact of an additional day in the current quarter, and the impact of foreign exchange translation, partially offset by narrower margins which included the impact of interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic.

Net interest income was comparable with the prior quarter, as volume growth across our businesses, higher trading income, higher revenue from financing activities in Capital Markets, the impact of foreign exchange translation, and interest income related to the settlement of certain income tax matters were offset by narrower margins and the impact of fewer days in the current quarter.

Net interest income for the six months ended April 30, 2020 was up $467 million or 9% from the same period in 2019, primarily due to volume growth across our businesses, higher trading income, higher revenue from financing activities in Capital Markets, and the impact of an additional day in the current period, partially offset by narrower margins.

Non-interest income(2)

Non-interest income was down $266 million or 13% from the same quarter last year, primarily due to lower trading income which included the impact of higher credit valuation adjustments (CVA) and funding valuation adjustments (FVA), lower card and deposit and payment fees driven by lower client transaction activity, lower underwriting and advisory fees, and net losses on debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost driven by ECL on debt securities in CIBC FirstCaribbean, partially offset by higher commission revenue.

Non-interest income was down $278 million or 13% from the prior quarter, primarily due to lower trading income which included the impact of higher CVA and FVA, lower card and deposit and payment fees driven by lower client transaction activity, and net losses on debt securities measured at FVOCI and amortized cost as noted above, partially offset by higher commission revenue.

Non-interest income for the six months ended April 30, 2020 was down $141 million or 3% from the same period in 2019, primarily due to lower trading income which included the impact of higher CVA and FVA, and lower card and deposit and payment fees driven by lower client transaction activity, partially offset by higher investment management and custodial fees driven by higher average AUM and AUA.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)

Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

CIBC SECOND QUARTER 2020	5

Provision for credit losses

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$208	$192	$202	$400	$394
Canadian Commercial Banking and Wealth Management	62	34	25	96	73
U.S. Commercial Banking and Wealth Management	20	16	12	36	17
Capital Markets	36	(5)	6	31	48
Corporate and Other	17	7	5	24	13
	343	244	250	587	545
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	446	23	27	469	43
Canadian Commercial Banking and Wealth Management	124	1	(2)	125	(7)
U.S. Commercial Banking and Wealth Management	210	(1)	(1)	209	10
Capital Markets	186	(5)	(6)	181	18
Corporate and Other	103	(1)	(13)	102	(16)
	1,069	17	5	1,086	48
	$1,412	$261	$255	$1,673	$593

Provision for credit losses was up $1,157 million or 454% from the same quarter last year. Provision for credit losses on performing loans and impaired loans were up $1,064 million and up $93 million, respectively. Provisions on performing loans were up across all SBUs due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic and continued pressure on oil prices. Provisions on impaired loans were up in all SBUs.

Provision for credit losses was up $1,151 million or 441% from the prior quarter. Provision for credit losses on performing loans and impaired loans were up $1,052 million and up $99 million, respectively, due to the same factors noted above.

Provision for credit losses for the six months ended April 30, 2020 was up $1,080 million or 182% from the same period in 2019. Provision for credit losses on performing loans and impaired loans were up $1,038 million and up $42 million, respectively, due to the same factors noted above.

Non-interest expenses

Non-interest expenses were up $116 million or 4% from the same quarter last year, primarily due to higher salaries and benefits, a goodwill impairment charge of $28 million, shown as an item of note, higher spending on strategic initiatives, and the impact of foreign exchange translation. The current quarter also reflected lower expenses in other areas, such as travel and business development, driven by the impact of the COVID-19 pandemic, that were largely offset by additional employee benefits provided to support our employees during the COVID-19 pandemic as well as other COVID-19 related costs, including costs associated with implementing enhanced safety procedures and cleaning protocols.

Non-interest expenses were down $361 million or 12% from the prior quarter, as the prior quarter included a restructuring charge primarily relating to employee severance, shown as an item of note. The current quarter also included lower performance-based compensation, partially offset by the goodwill impairment charge noted above and the impact of foreign exchange translation.

Non-interest expenses for the six months ended April 30, 2020 were up $421 million or 8% from the same period in 2019, largely due to the restructuring charge noted above. The current period also included higher salaries and benefits, higher performance-based compensation, higher spending on strategic initiatives, and the goodwill impairment charge noted above. The same period last year included a charge for a payment made to Air Canada, to secure our participation in its new loyalty program, shown as an item of note in that period.

Income taxes

Income tax expense was down $281 million or 80% from the same quarter last year, and down $247 million or 78% from the prior quarter, primarily due to lower income. The effective tax rate was also favourably impacted by changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income tax expense for the six months ended April 30, 2020 was down $249 million or 39% from the same period in 2019, primarily due to lower income in the current period.

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. In December 2018, December 2019, and April 2020, the Internal Revenue Service released proposed and final regulations to implement certain aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the United States.

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

6	CIBC SECOND QUARTER 2020

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the six months ended

$ millions, except per share amounts	Apr. 30, 2020 vs. Apr. 30, 2019	Apr. 30, 2020 vs. Jan. 31, 2020	Apr. 30, 2020 vs. Apr. 30, 2019
Estimated increase (decrease) in:
Total revenue	$38	$49	$25
Provision for credit losses	18	23	5
Non-interest expenses	19	25	13
Income taxes	–	–	1
Net income	1	1	6
Impact on EPS:
Basic	$–	$–	$0.01
Diluted	–	–	0.01
Average USD appreciation (depreciation) relative to CAD	3.7%	4.8%	1.1%

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended		2020				2019		2018
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
	Revenue
	Canadian Personal and Business Banking (1)	$2,079	$2,214	$2,225	$2,240	$2,126	$2,164	$2,198	$2,173
	Canadian Commercial Banking and Wealth Management (1)	1,025	1,055	1,026	1,019	998	984	978	980
	U.S. Commercial Banking and Wealth Management (1)(2)	518	507	502	509	474	479	455	448
	Capital Markets (1)(2)	824	871	740	752	756	712	656	760
	Corporate and Other (1)(2)	132	208	279	212	188	226	165	186
	Total revenue	$4,578	$4,855	$4,772	$4,732	$4,542	$4,565	$4,452	$4,547
	Net interest income	$2,762	$2,761	$2,801	$2,694	$2,460	$2,596	$2,539	$2,577
	Non-interest income	1,816	2,094	1,971	2,038	2,082	1,969	1,913	1,970
	Total revenue	4,578	4,855	4,772	4,732	4,542	4,565	4,452	4,547
	Provision for credit losses	1,412	261	402	291	255	338	264	241
	Non-interest expenses	2,704	3,065	2,838	2,670	2,588	2,760	2,591	2,572
	Income before income taxes	462	1,529	1,532	1,771	1,699	1,467	1,597	1,734
	Income taxes	70	317	339	373	351	285	329	365
	Net income	$392	$1,212	$1,193	$1,398	$1,348	$1,182	$1,268	$1,369
	Net income (loss) attributable to:
	Non-controlling interests	$(8)	$7	$8	$6	$7	$4	$2	$4
	Equity shareholders	400	1,205	1,185	1,392	1,341	1,178	1,266	1,365
EPS	– basic	$0.83	$2.64	$2.59	$3.07	$2.96	$2.61	$2.81	$3.02
	– diluted	0.83	2.63	2.58	3.06	2.95	2.60	2.80	3.01
(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities. The COVID-19 pandemic negatively impacted our results in the second quarter of 2020 and may continue to negatively impact our results in future quarters. See the “Significant events” section for further details.

Revenue

Canadian Personal and Business Banking revenue has benefited from volume growth and widening margins over the period, with headwinds arising in the second quarter of 2020 due to changes in the interest rate environment and impacts related to the COVID-19 pandemic.

Canadian Commercial Banking and Wealth Management has continued to benefit from increases in both commercial banking deposit and loan volumes, although the most recent period saw muted growth as a result of the government’s lock-down of a number of businesses across Canada due to the COVID-19 pandemic. In wealth management, recent market volatility has negatively impacted AUA and AUM balances.

U.S. Commercial and Wealth Management revenues reflect the impact of strong organic growth and, to a lesser extent, favourable foreign exchange translation.

Capital Markets revenue is influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The first quarter of 2020 included higher trading revenue.

Corporate and Other includes interest income related to the settlement of certain income tax matters in the fourth quarter of 2019. The fourth quarter of 2018 included incremental ECL on debt securities in CIBC FirstCaribbean as a result of the Barbados government restructuring its public debt.

CIBC SECOND QUARTER 2020	7

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in economic outlook. As a result of the impact of the COVID-19 pandemic in the second quarter of 2020, our loan portfolios are expected to be negatively impacted by the decline in economic activity associated with social distancing policies, mitigated to an extent by large scale government support and relief programs targeting both individuals and businesses. There is considerable judgment involved in the estimation of credit losses in the current environment. The ultimate impact of the COVID-19 pandemic will depend on the speed at which an effective vaccine or treatment can be developed and administered on a mass scale, and the ability of governments, businesses and health care systems to effectively limit the epidemiological and economic impacts of expected resurgences of the virus in the intervening period. The extent to which social distancing policies restrict economic activity and the level and effectiveness of government support during this intervening period are material to our expectations for an economic rebound in the second half of 2020 and 2021 and our resulting provision for credit losses.

The significant increase in provision for credit losses on performing loans in the second quarter of 2020 reflects the impacts of the COVID-19 pandemic and continued pressure on oil prices and impacted all of our SBUs. We also recognized provisions on performing loans throughout 2019, reflective of the impact of certain unfavourable changes to our economic outlook over that period.

In Canadian Personal and Business Banking, the fourth quarter of 2019 included higher provisions on impaired loans in the personal lending portfolio.

In Canadian Commercial Banking and Wealth Management, we have had higher provisions on impaired loans since the first quarter of 2019 compared with the second half of 2018. The first quarter of 2020 and the fourth quarter of 2019 included provisions on one fraud-related impairment.

In U.S. Commercial Banking and Wealth Management, the third quarter of 2019 included higher provisions on impaired loans.

In Capital Markets, the first quarter of 2019 included higher provisions on impaired loans due to an impaired loan in the utility sector. The second half of 2019 and the second quarter of 2020 included higher provisions on impaired loans in the oil and gas sector.

In Corporate and Other, the third and fourth quarters of 2018 included higher provisions on impaired loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, spending on strategic initiatives, and movement in foreign exchange rates. The first quarter of 2019 included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program. The fourth quarter of 2019 included a goodwill impairment charge related to the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean and an increase in legal provisions in Corporate and Other, shown as an item of note. The first quarter of 2020 included a restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 13 of our 2019 Annual Report, as updated below to reflect the changes that we made in the first quarter of 2020 (see the “External reporting changes” section for additional details).

Allocated common equity

Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed.

Segmented return on equity

We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on an allocation of regulatory capital to our SBUs. As a result, segmented return on equity is a non-GAAP measure. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity.

8	CIBC SECOND QUARTER 2020

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Operating results – reported
Total revenue	$4,578	$4,855	$4,542	$9,433	$9,107
Provision for credit losses	1,412	261	255	1,673	593
Non-interest expenses	2,704	3,065	2,588	5,769	5,348
Income before income taxes	462	1,529	1,699	1,991	3,166
Income taxes	70	317	351	387	636
Net income	392	1,212	1,348	1,604	2,530
Net income (loss) attributable to non-controlling interests	(8)	7	7	(1)	11
Net income attributable to equity shareholders	400	1,205	1,341	1,605	2,519
Diluted EPS ($)	$0.83	$2.63	$2.95	$3.46	$5.55
Impact of items of note (1)
Revenue
Purchase accounting adjustments (2)	$–	$–	$(6)	$–	$(19)
Impact of items of note on revenue	–	–	(6)	–	(19)
Expenses
Amortization and impairment of acquisition-related intangible assets and goodwill (3)	(57)	(27)	(27)	(84)	(54)
Transaction and integration-related costs as well as purchase accounting adjustments (4)	–	–	9	–	4
Restructuring charge (5)	–	(339)	–	(339)	–
Charge for payment made to Air Canada (6)	–	–	–	–	(227)
Impact of items of note on expenses	(57)	(366)	(18)	(423)	(277)
Total pre-tax impact of items of note on net income	57	366	12	423	258
Transaction and integration-related costs and purchase accounting adjustments (2)(4)	–	–	(4)	–	(5)
Amortization and impairment of acquisition-related intangible assets and goodwill (3)	8	6	7	14	13
Restructuring charge (5)	–	89	–	89	–
Charge for payment made to Air Canada (6)	–	–	–	–	60
Impact of items of note on income taxes	8	95	3	103	68
Total after-tax impact of items of note on net income	49	271	9	320	190
Impact of items of note on diluted EPS	$0.11	$0.61	$0.02	$0.72	$0.43
Operating results – adjusted (7)
Total revenue (8)	$4,578	$4,855	$4,536	$9,433	$9,088
Provision for credit losses	1,412	261	255	1,673	593
Non-interest expenses	2,647	2,699	2,570	5,346	5,071
Income before income taxes	519	1,895	1,711	2,414	3,424
Income taxes	78	412	354	490	704
Net income	441	1,483	1,357	1,924	2,720
Net income (loss) attributable to non-controlling interests	(8)	7	7	(1)	11
Net income attributable to equity shareholders	449	1,476	1,350	1,925	2,709

Adjusted diluted EPS ($)	$0.94	$3.24	$2.97	$4.18	$5.98
(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)

Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(3)	Amortization and impairment of acquisition-related intangible assets and goodwill is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$(2)	$(2)	$(2)	$(4)	$(4)
Canadian Personal and Business Banking (after-tax)	(1)	(2)	(1)	(3)	(3)
Canadian Commercial Banking and Wealth Management (pre-tax)	–	–	–	–	–
Canadian Commercial Banking and Wealth Management (after-tax)	–	–	–	–	–
U.S. Commercial Banking and Wealth Management (pre-tax)	(23)	(22)	(22)	(45)	(44)
U.S. Commercial Banking and Wealth Management (after-tax)	(17)	(16)	(17)	(33)	(33)
Corporate and Other (pre-tax)	(32)	(3)	(3)	(35)	(6)
Corporate and Other (after-tax)	(31)	(3)	(2)	(34)	(5)
(4)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(5)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(6)	Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Business Banking.
(7)	Adjusted to exclude the impact of items of note.
(8)

Excludes TEB adjustments of $46 million (January 31, 2020: $49 million; April 30, 2019: $44 million) and $95 million for the six months ended April 30, 2020 (April 30, 2019: $85 million). Our adjusted efficiency ratio is calculated on a TEB.

CIBC SECOND QUARTER 2020	9

The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Reported net income (loss)	$203	$206	$18	$137	$(172)	$392
Apr. 30	After-tax impact of items of note (1)	1	–	17	–	31	49
	Adjusted net income (loss) (2)	$204	$206	$35	$137	$(141)	$441
2020	Reported net income (loss)	$617	$336	$169	$335	$(245)	$1,212
Jan. 31	After-tax impact of items of note (1)	2	–	16	–	253	271
	Adjusted net income (loss) (2)	$619	$336	$185	$335	$8	$1,483
2019	Reported net income (loss)	$568	$325	$162	$283	$10	$1,348
Apr. 30 (3)	After-tax impact of items of note (1)	1	–	13	–	(5)	9
	Adjusted net income (loss) (2)	$569	$325	$175	$283	$5	$1,357

$ millions, for the six months ended
2020	Reported net income (loss)	$820	$542	$187	$472	$(417)	$1,604
Apr. 30	After-tax impact of items of note (1)	3	–	33	–	284	320
	Adjusted net income (loss) (2)	$823	$542	$220	$472	$(133)	$1,924
2019	Reported net income (loss)	$1,030	$638	$330	$489	$43	$2,530
Apr. 30 (3)	After-tax impact of items of note (1)	170	–	19	–	1	190
	Adjusted net income (loss) (2)	$1,200	$638	$349	$489	$44	$2,720
(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Treasury, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 16 of our 2019 Annual Report.

External reporting changes were made in the first quarter of 2020, which affected the results of our SBUs. See the “External reporting changes” section for additional details.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the external reporting changes made in the first quarter of 2020 (see the “External reporting changes” section for additional details), this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. Effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses (see the “External reporting changes” section for additional details). We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

10	CIBC SECOND QUARTER 2020

Canadian Personal and Business Banking

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Results(1)

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30 (2)	2020 Apr. 30	2019 Apr. 30 (2)
Revenue	$2,079	$2,214	$2,126	$4,293	$4,290
Provision for (reversal of) credit losses
Impaired	208	192	202	400	394
Performing	446	23	27	469	43
Total provision for credit losses	654	215	229	869	437
Non-interest expenses	1,149	1,159	1,122	2,308	2,449
Income before income taxes	276	840	775	1,116	1,404
Income taxes	73	223	207	296	374
Net income	$203	$617	$568	$820	$1,030
Net income attributable to:
Equity shareholders	$203	$617	$568	$820	$1,030
Efficiency ratio	55.3%	52.4%	52.8%	53.8%	57.1%
Return on equity (3)	11.9%	36.3%	36.6%	24.1%	32.9%
Average allocated common equity (3)	$6,951	$6,765	$6,362	$6,857	$6,312
Full-time equivalent employees	12,843	13,379	13,735	12,843	13,735
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $203 million, down $365 million from the same quarter last year and down $414 million from the prior quarter, primarily due to a higher provision for credit losses and lower revenue.

Net income for the six months ended April 30, 2020 was $820 million, down $210 million from the same period in 2019, primarily due to a higher provision for credit losses partially offset by lower non-interest expenses.

Revenue

Revenue was down $47 million or 2% from the same quarter last year, primarily due to lower fees driven by lower client transaction activity, narrower margins largely influenced by recent changes in the interest rate environment and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic, partially offset by the impact of an additional day in the current quarter and volume growth.

Revenue was down $135 million or 6% from the prior quarter, primarily due to narrower margins from the factors noted above, lower fees driven by lower client transaction activity, and the impact of fewer days in the current quarter, partially offset by volume growth.

Revenue for the six months ended April 30, 2020 was up $3 million from the same period in 2019, primarily due to wider margins, volume growth and the impact of an additional day in the current period, largely offset by lower fees driven by lower client transaction activity.

Provision for credit losses

Provision for credit losses was up $425 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic as well as an unfavourable impact from model parameter updates. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was up $439 million from the prior quarter. The current quarter included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was up due to an increase in allowance reflective of higher impaired balances in personal lending.

Provision for credit losses for the six months ended April 30, 2020 was up $432 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was comparable with the same period last year.

Non-interest expenses

Non-interest expenses were up $27 million or 2% from the same quarter last year, primarily due to higher spending on strategic initiatives.

Non-interest expenses were down $10 million or 1% from the prior quarter, primarily due to lower performance-based compensation.

Non-interest expenses for the six months ended April 30, 2020 were down $141 million or 6% from the same period in 2019, primarily due to a charge for a payment made to Air Canada to secure our participation in its new loyalty program in the same period last year, shown as an item of note, partially offset by higher spending on strategic initiatives.

Income taxes

Income taxes were down $134 million from the same quarter last year and down $150 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2020 were down $78 million from the same period in 2019, primarily due to lower income.

CIBC SECOND QUARTER 2020	11

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

Results(1)

	For the three months ended			For the six months ended

$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30 (2)	2020 Apr. 30	2019 Apr. 30 (2)
Revenue
Commercial banking	$414	$423	$403	$837	$809
Wealth management	611	632	595	1,243	1,173
Total revenue	1,025	1,055	998	2,080	1,982
Provision for (reversal of) credit losses
Impaired	62	34	25	96	73
Performing	124	1	(2)	125	(7)
Total provision for credit losses	186	35	23	221	66
Non-interest expenses	559	561	531	1,120	1,045
Income before income taxes	280	459	444	739	871
Income taxes	74	123	119	197	233
Net income	$206	$336	$325	$542	$638
Net income attributable to:
Equity shareholders	$206	$336	$325	$542	$638
Efficiency ratio	54.5%	53.2%	53.2%	53.8%	52.7%
Return on equity (3)	13.0%	21.5%	22.8%	17.2%	22.2%
Average allocated common equity (3)	$6,448	$6,226	$5,839	$6,336	$5,781
Full-time equivalent employees	5,080	5,084	5,028	5,080	5,028
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $206 million, down $119 million from the same quarter last year, primarily due to a higher provision for credit losses.

Net income was down $130 million from the prior quarter, primarily due to a higher provision for credit losses.

Net income for the six months ended April 30, 2020 was $542 million, down $96 million from the same period in 2019, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue

Revenue was up $27 million or 3% from the same quarter last year.

Commercial banking revenue was up $11 million, primarily due to volume growth, wider spreads and the impact of an additional day in the current quarter, partially offset by lower fees.

Wealth management revenue was up $16 million, primarily due to higher investment management and custodial fees driven by higher average AUM, and higher foreign exchange revenue and net interest income reflecting higher trading volume in our full service brokerage business, partially offset by lower mutual fund fees.

Revenue was down $30 million or 3% from the prior quarter.

Commercial banking revenue was down $9 million, primarily due to the impact of fewer days in the current quarter and lower fees, partially offset by volume growth.

Wealth management revenue was down $21 million, primarily due to lower investment management and custodial fees driven by lower average AUA and AUM, as well as lower mutual fund fees and commission revenue, partially offset by higher foreign exchange revenue and net interest income reflecting higher trading volume in our full service brokerage business.

Revenue for the six months ended April 30, 2020 was up $98 million or 5% from the same period in 2019.

Commercial banking revenue was up $28 million, primarily due to volume growth and the impact of an additional day in the current period, partially offset by narrower margins and lower fees.

Wealth management revenue was up $70 million, primarily due to higher investment management and custodial fees driven by higher average AUM and AUA and higher commission revenue.

Provision for credit losses

Provision for credit losses was up $163 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the business services, and retail and wholesale sectors.

Provision for credit losses was up $151 million from the prior quarter. The current quarter included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was up due to higher provisions in the business services sector.

Provision for credit losses for the six months ended April 30, 2020 was up $155 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was up due to an additional provision in the first quarter of 2020 on a previously impaired loan.

12	CIBC SECOND QUARTER 2020

Non-interest expenses

Non-interest expenses were up $28 million or 5% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher salaries and benefits, partially offset by lower performance-based compensation.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the six months ended April 30, 2020 were up $75 million or 7% from the same period in 2019, primarily due to higher employee-related compensation, and higher spending on strategic initiatives.

Income taxes

Income taxes were down $45 million from the same quarter last year and down $49 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2020 were down $36 million from the same period in 2019, primarily due to lower income.

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Results(1)

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30 (2)	2020 Apr. 30	2019 Apr. 30 (2)
Revenue
Commercial banking (3)	$364	$346	$326	$710	$657
Wealth management	154	161	148	315	296
Total revenue (4)(5)	518	507	474	1,025	953
Provision for (reversal of) credit losses
Impaired	20	16	12	36	17
Performing	210	(1)	(1)	209	10
Total provision for credit losses	230	15	11	245	27
Non-interest expenses	293	299	277	592	551
Income (loss) before income taxes	(5)	193	186	188	375
Income taxes (4)	(23)	24	24	1	45
Net income	$18	$169	$162	$187	$330
Net income attributable to:
Equity shareholders	$18	$169	$162	$187	$330
Efficiency ratio	56.6%	59.0%	58.5%	57.8%	57.8%
Return on equity (6)	0.8%	7.5%	7.9%	4.1%	7.9%
Average allocated common equity (6)	$9,389	$8,929	$8,452	$9,156	$8,429
Full-time equivalent employees	2,045	2,077	2,015	2,045	2,015
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2020. Commercial banking now includes the Other line of business, which includes treasury activities relating to CIBC Bank USA, as these activities primarily support the commercial banking line of business.

(4)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of nil for the quarter ended April 30, 2020 (January 31, 2020: nil; April 30, 2019: $1 million) and nil for the six months ended April 30, 2020 (April 30, 2019: $1 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(5)

Included $4 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended April 30, 2020 (January 31, 2020: $6 million; April 30, 2019: $6 million) and $10 million for the six months ended April 30, 2020 (April 30, 2019: $19 million). The income from accretion of the fair value discount was shown as an item of note from the fourth quarter of 2017 up to and including the fourth quarter of 2019.

(6)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $18 million, down $144 million from the same quarter last year, primarily due to a higher provision for credit losses, partially offset by higher revenue.

Net income was down $151 million from the prior quarter, primarily due to a higher provision for credit losses.

Net income for the six months ended April 30, 2020 was $187 million, down $143 million from the same period in 2019, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue

Revenue was up $44 million or 9% from the same quarter last year.

Commercial banking revenue was up $38 million, primarily due to volume growth and the impact of foreign exchange translation, partially offset by narrower margins.

Wealth management revenue was up $6 million, primarily due to volume growth, higher investment management and custodial fees driven by higher AUM, and the impact of foreign exchange translation, partially offset by narrower margins.

Revenue was up $11 million or 2% from the prior quarter.

Commercial banking revenue was up $18 million, primarily due to volume growth, wider margins helped by hedging activities, and the impact of foreign exchange translation, partially offset by a mark-to-market loss on loans held for sale as part of our commercial mortgage-backed securities program.

Wealth management revenue was down $7 million, primarily due to narrower margins and lower investment management and custodial fees driven by lower AUM, partially offset by the impact of foreign exchange translation and volume growth.

CIBC SECOND QUARTER 2020	13

Revenue for the six months ended April 30, 2020 was up $72 million or 8% from the same period in 2019.

Commercial banking revenue was up $53 million, primarily due to volume growth and the impact of foreign exchange translation.

Wealth management revenue was up $19 million, primarily due to higher investment management and custodial fees driven by higher AUM and volume growth, partially offset by narrower margins.

Provision for credit losses

Provision for credit losses was up $219 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic.

Provision for credit losses was up $215 million from the prior quarter. The current quarter included a higher provision for credit losses on performing loans as noted above.

Provision for credit losses for the six months ended April 30, 2020 was up $218 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was up primarily due to higher provisions in various unrelated sectors.

Non-interest expenses

Non-interest expenses were up $16 million or 6% from the same quarter last year, primarily due to the impact of foreign exchange translation and higher employee compensation, partially offset by lower business development costs.

Non-interest expenses were down $6 million or 2% from the prior quarter, primarily due to lower employee compensation driven by seasonality associated with certain benefits and performance-based awards, partially offset by the impact of foreign exchange translation.

Non-interest expenses for the six months ended April 30, 2020 were up $41 million or 7% from the same period in 2019, primarily due to higher employee compensation, the impact of foreign exchange translation, and higher spending on strategic initiatives, partially offset by lower business development costs.

Income taxes

Income taxes were down $47 million from the same quarter last year and down $47 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2020 were down $44 million from the same period in 2019, primarily due to lower income.

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30 (2)	2020 Apr. 30	2019 Apr. 30 (2)
Revenue
Global markets	$495	$541	$434	$1,036	$855
Corporate and investment banking	329	330	322	659	613
Total revenue (3)	824	871	756	1,695	1,468
Provision for (reversal of) credit losses
Impaired	36	(5)	6	31	48
Performing	186	(5)	(6)	181	18
Total provision for (reversal of) credit losses	222	(10)	–	212	66
Non-interest expenses	418	419	372	837	740
Income before income taxes	184	462	384	646	662
Income taxes (3)	47	127	101	174	173
Net income	$137	$335	$283	$472	$489
Net income attributable to:
Equity shareholders	$137	$335	$283	$472	$489
Efficiency ratio	50.7%	48.1%	49.2%	49.3%	50.4%
Return on equity (4)	8.1%	20.6%	18.7%	14.2%	16.4%
Average allocated common equity (4)	$6,844	$6,480	$6,206	$6,660	$6,010
Full-time equivalent employees	1,443	1,434	1,370	1,443	1,370
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $46 million for the quarter ended April 30, 2020 (January 31, 2020: $49 million; April 30, 2019: $43 million) and $95 million for the six months ended April 30, 2020 (April 30, 2019: $84 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.

14	CIBC SECOND QUARTER 2020

Financial overview

Net income for the quarter was $137 million, down $146 million from the same quarter last year, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Net income was down $198 million from the prior quarter, primarily due to a higher provision for credit losses and lower revenue.

Net income for the six months ended April 30, 2020 was $472 million, down $17 million from the same period in 2019, primarily due to a higher provision for credit losses and higher non-interest expenses, largely offset by higher revenue.

Revenue

Revenue was up $68 million or 9% from the same quarter last year.

Global markets revenue was up $61 million, primarily due to higher revenue from our foreign exchange and interest rate trading businesses and higher revenue from equity trading commissions and financing activities, partially offset by lower revenue from our equity derivatives trading business and higher CVA and FVA.

Corporate and investment banking revenue was up $7 million, primarily due to higher corporate banking revenue and higher debt underwriting activity, partially offset by lower advisory revenue and equity underwriting activity.

Revenue was down $47 million or 5% from the prior quarter.

Global markets revenue was down $46 million, primarily due to lower revenue from our equity derivatives trading business, higher CVA and FVA and lower revenue from our commodities trading business, partially offset by higher revenue from our foreign exchange and interest rate trading businesses, and higher revenue from equity trading commissions and financing activities.

Corporate and investment banking revenue was comparable with the prior quarter, as higher debt underwriting activity and higher corporate banking revenue were offset by lower advisory revenue.

Revenue for the six months ended April 30, 2020 was up $227 million or 15% from the same period in 2019.

Global markets revenue was up $181 million, primarily due to higher revenue from our foreign exchange and interest rate trading businesses, and higher revenue from financing activities and equity trading commissions, partially offset by lower revenue from our equity derivatives trading business and higher CVA and FVA.

Corporate and investment banking revenue was up $46 million from the same period in 2019, primarily due to higher corporate banking revenue and higher debt and equity underwriting activity, partially offset by lower advisory revenue.

Provision for (reversal of) credit losses

Provision for credit losses was up $222 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as well as unfavourable credit migration as a result of the impact of the COVID-19 pandemic and continued pressure on oil prices. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the oil and gas sector.

Provision for credit losses was up $232 million from the prior quarter. The current quarter included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the current quarter as noted above, compared with a reversal of credit losses on impaired loans in the prior quarter.

Provision for credit losses for the six months ended April 30, 2020 was up $146 million from the same period in 2019. The current period included a higher provision for credit losses on performing loans as noted above. Provision for credit losses on impaired loans was down due to lower provisions in the utility sector, partially offset by higher provisions in the oil and gas sector.

Non-interest expenses

Non-interest expenses were up $46 million or 12% from the same quarter last year, primarily due to higher spending on strategic initiatives.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the six months ended April 30, 2020 were up $97 million or 13% from the same period in 2019, primarily due to higher spending on strategic initiatives and higher performance-based compensation.

Income taxes

Income taxes were down $54 million from the same quarter last year and down $80 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2020 were comparable with the same period in 2019.

CIBC SECOND QUARTER 2020	15

Corporate and Other

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Treasury, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30 (2)	2020 Apr. 30	2019 Apr. 30 (2)
Revenue
International banking	$170	$206	$198	$376	$395
Other	(38)	2	(10)	(36)	19
Total revenue (3)	132	208	188	340	414
Provision for (reversal of) credit losses
Impaired	17	7	5	24	13
Performing	103	(1)	(13)	102	(16)
Total provision for (reversal of) credit losses	120	6	(8)	126	(3)
Non-interest expenses	285	627	286	912	563
Loss before income taxes	(273)	(425)	(90)	(698)	(146)
Income taxes (3)	(101)	(180)	(100)	(281)	(189)
Net income (loss)	$(172)	$(245)	$10	$(417)	$43
Net income (loss) attributable to:
Non-controlling interests	$(8)	$7	$7	$(1)	$11
Equity shareholders	(164)	(252)	3	(416)	32
Full-time equivalent employees	22,793	23,109	22,649	22,793	22,649
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $46 million for the quarter ended April 30, 2020 (January 31, 2020: $49 million; April 30, 2019: $44 million) and $95 million for the six months ended April 30, 2020 (April 30, 2019: $85 million).

Financial overview

Net loss for the quarter was $172 million, compared with net income of $10 million in the same quarter last year, primarily due to a higher provision for credit losses and lower revenue.

Net loss for the quarter was $172 million, compared with a net loss of $245 million in the prior quarter, as the prior quarter included a restructuring charge primarily relating to employee severance, shown as an item of note. The current quarter included a higher provision for credit losses and lower revenue.

Net loss for the six months ended April 30, 2020 was $417 million, compared with net income of $43 million for the same period in 2019, primarily due to the restructuring charge noted above, a higher provision for credit losses and lower revenue.

Revenue

Revenue was down $56 million or 30% from the same quarter last year.

International banking revenue was down $28 million, primarily due to lower revenue in CIBC FirstCaribbean driven by $22 million of ECL on debt securities.

Other revenue was down $28 million, primarily due to lower treasury revenue driven by costs associated with maintaining increased liquidity, partially offset by interest income related to the settlement of certain income tax matters.

Revenue was down $76 million or 37% from the prior quarter.

International banking revenue was down $36 million, primarily due to lower revenue in CIBC FirstCaribbean as noted above, as well as lower client transaction activity and narrower margins.

Other revenue was down $40 million, primarily due to lower treasury revenue as noted above, partially offset by interest income related to the settlement of certain income tax matters as noted above.

Revenue for the six months ended April 30, 2020 was down $74 million or 18% from the same period in 2019.

International banking revenue was down $19 million, primarily due to lower revenue in CIBC FirstCaribbean as noted above.

Other revenue was down $55 million, primarily due to lower treasury revenue as noted above and the impact of changes relating to our adoption of IFRS 16 in the current period that were largely offset in non-interest expenses (see Note 1 to our interim consolidated financial statements for further details regarding the impact of our transition to IFRS 16), partially offset by interest income related to the settlement of certain income tax matters as noted above.

16	CIBC SECOND QUARTER 2020

Provision for (reversal of) credit losses

Provision for credit losses was up $128 million from the same quarter last year. The current quarter included a higher provision for credit losses on performing loans, primarily due to an unfavourable change in our economic outlook as a result of the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was up due to higher provisions in CIBC FirstCaribbean.

Provision for credit losses was up $114 million from the prior quarter due to higher provisions on both performing and impaired loans as noted above.

Provision for credit losses for the six months ended April 30, 2020 was up $129 million from the same period in 2019, primarily due to higher provisions on both performing and impaired loans in the current period as noted above.

Non-interest expenses

Non-interest expenses were comparable with the same quarter last year, as a goodwill impairment charge of $28 million, shown as an item of note in the current quarter, was offset by lower corporate support costs.

Non-interest expenses were down $342 million or 55% from the prior quarter, primarily due to the restructuring charge in the prior quarter noted above. The current quarter also included the goodwill impairment charge noted above.

Non-interest expenses for the six months ended April 30, 2020 were up $349 million or 62% from the same period in 2019, primarily due to the restructuring charge and the goodwill impairment charge, both noted above, partially offset by lower occupancy costs relating to our adoption of IFRS 16 that were largely offset by higher interest expenses as noted above.

Income taxes

Income tax benefit was comparable with the same quarter last year as the ECL provisions in CIBC FirstCaribbean discussed above resulted in limited tax benefits.

Income tax benefit was down $79 million from the prior quarter, primarily due to the impact of the restructuring charge noted above in the prior quarter.

Income tax benefit for the six months ended April 30, 2020 was up $92 million from the same period in 2019, primarily due to the impact of the restructuring charge noted above.

CIBC SECOND QUARTER 2020	17

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2020 Apr. 30	2019 Oct. 31
Assets
Cash and deposits with banks	$55,471	$17,359
Securities	133,806	121,310
Securities borrowed or purchased under resale agreements	71,706	59,775
Loans and acceptances, net of allowance	420,579	398,108
Derivative instruments	40,319	23,895
Other assets	37,255	31,157
	$759,136	$651,604
Liabilities and equity
Deposits	$543,788	$485,712
Obligations related to securities lent or sold short or under repurchase agreements	96,288	69,258
Derivative instruments	41,188	25,113
Other liabilities	32,801	28,257
Subordinated indebtedness	4,818	4,684
Equity	40,253	38,580
	$759,136	$651,604

Assets

As at April 30, 2020, total assets were up $107.5 billion or 17% from October 31, 2019, including an increase of approximately $11 billion due to the appreciation of the U.S. dollar.

Cash and deposits with banks increased by $38.1 billion or 220%, primarily due to higher short-term placements in Treasury.

Securities increased by $12.5 billion or 10%, primarily due to increases in debt securities in Canadian governments, U.S. Treasury and other agencies, and debt securities in foreign governments.

Securities borrowed or purchased under resale agreements increased by $11.9 billion or 20%, primarily due to client-driven activities.

Loans and acceptances, net of allowance, increased by $22.5 billion or 6%, primarily due to increases in U.S. and Canadian business and government loans.

Derivative instruments increased by $16.4 billion or 69%, largely driven by increases in foreign exchange, interest rate and equity derivatives valuation.

Other assets increased by $6.1 billion or 20%, primarily due to an increase in collateral pledged for derivatives, the recognition of right-of-use assets in the current year as a result of our adoption of IFRS 16 (see Note 1 to our interim consolidated financial statements for additional details) and an increase in broker receivables, partially offset by a decrease in current tax receivable.

Liabilities

As at April 30, 2020, total liabilities were up $105.9 billion or 17% from October 31, 2019, including an increase of approximately $11 billion due to the appreciation of the U.S. dollar.

Deposits increased by $58.1 billion or 12%, primarily due to increased wholesale funding and domestic retail volume growth. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $27.0 billion or 39%, primarily due to our participation in the Bank of Canada’s enhanced term repo program (see the “Regulatory developments concerning liquidity – Developments related to the COVID-19 pandemic” section) and client-driven activities.

Derivative instruments increased by $16.1 billion or 64%, largely driven by increases in foreign exchange, interest rate and equity derivatives valuation.

Other liabilities increased by $4.5 billion or 16%, primarily due to an increase in collateral received for derivatives, the recognition of lease liabilities in the current year as a result of our adoption of IFRS 16, as noted above, as well as an increase in broker payables.

Equity

As at April 30, 2020, equity increased by $1.7 billion or 4% from October 31, 2019, primarily due to a net increase in retained earnings, which includes an increase of $0.1 billion related to the adoption of IFRS 16, as noted above.

18	CIBC SECOND QUARTER 2020

Capital management

We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. For additional details on capital management, see pages 28 to 39 of our 2019 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)

OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalar and limitations until fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution. Non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until January 2022, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA and a Domestic Stability Buffer requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The Domestic Stability Buffer is currently set at 1.0%, but can range from 0% to 2.5% of RWA (see the “Continuous enhancement to regulatory capital requirements” section for details regarding the reduction in the Domestic Stability Buffer requirement that was effective March 13, 2020). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at April 30, 2020	Minimum	Capital conservation buffer	D-SIB buffer	Pillar I targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	1.0%	9.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	1.0%	10.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	1.0%	12.5%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at April 30, 2020.
(2)

The Domestic Stability Buffer was reduced to 1.0% effective March 13, 2020. This superseded the previously announced increase to 2.25% which was to have been effective April 30, 2020. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2019 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC SECOND QUARTER 2020	19

Regulatory capital

Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2020 Apr. 30	2020 Jan. 31	2019 Oct. 31
CET1 capital	$29,535	$28,407	$27,707
Tier 1 capital	32,685	31,551	30,851
Total capital	37,968	36,570	35,854

Total RWA	261,763	252,099	239,863

Total RWA consists of:
Credit risk	224,859	215,562	204,744
Market risk	7,323	7,345	6,532
Operational risk	29,581	29,192	28,587
	261,763	252,099	239,863

CET1 ratio	11.3%	11.3%	11.6%
Tier 1 capital ratio	12.5%	12.5%	12.9%
Total capital ratio	14.5%	14.5%	15.0%

CET1 ratio

The CET1 ratio at April 30, 2020 decreased 0.3% from October 31, 2019, as the increase in CET1 capital was more than offset by an increase in RWA. The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends), an increase in AOCI driven by foreign currency translation adjustments, and common share issuance net of share repurchases. While the current quarter was impacted by a higher provision for credit losses on performing loans, which reduced net income, this was largely offset by the impact of the elimination of the deduction in relation to our expected loss shortfall calculation as well as the ECL transitional arrangement which was effective beginning in the second quarter of 2020 (see the “Transitional arrangements for the capital treatment of expected loss provisioning” section for further details). The COVID-19 pandemic did not have a significant impact on our expected loss calculation for regulatory capital purposes as the parameters used in this calculation reflect long run experience which incorporate periods of downturn that are applied to the most recently available risk ratings. This contrasts with ECL recognized for accounting purposes, which uses point-in-time parameters based on updated forward-looking information that are now more reflective of the long-term parameters used for regulatory capital.

The increase in RWA was primarily due to organic growth, the impact of foreign exchange translation, parameter updates and the implementation of IFRS 16 in the first quarter of 2020, partially offset by the impact of changing the methodology applied to certain derivative transactions from the standardized approach (SA-CCR) to the internal model method (IMM) effective in the second quarter of 2020. The impact of credit migrations on RWA growth was mitigated by the use of the most recently available risk ratings and CIBC client relief and government support programs targeting both individuals and businesses in response to the COVID-19 pandemic (see the “Regulatory developments arising from the COVID-19 pandemic” section for further details). In addition, the second quarter of 2020 reflected increased movement in risk levels primarily relating to market risk RWA which was largely offset by the impact of measures introduced by OSFI in response to the COVID-19 pandemic as discussed in the “Regulatory developments arising from the COVID-19 pandemic” section.

We anticipate that the combined impact of our expected loss calculation for regulatory capital purposes and credit risk RWA will have a negative impact on our CET1 ratio in future periods to the extent risk ratings and other credit scores deteriorate in line with our forward-looking information.

Changes in the CET1 ratio as at April 30, 2020 compared with January 31, 2020 are shown in the chart below.

(1)

Lower capital deductions reflect the elimination of the expected loss shortfall. The net impact of these items is a 5 basis point reduction in our CET1 ratio. See the “Transitional arrangements for the capital treatment of expected loss provisioning” section for further details regarding the ECL transitional arrangement.

(2)

Primarily relates to our adoption, effective in the second quarter of 2020, of the IMM approach for calculating counterparty credit risk exposure for qualifying derivative transactions. Certain transactions remain under SA-CCR.

Tier 1 capital ratio

The Tier 1 capital ratio at April 30, 2020 decreased 0.4% from October 31, 2019 primarily due to the factors affecting the CET1 ratio noted above.

Total capital ratio

The Total capital ratio at April 30, 2020 decreased 0.5% from October 31, 2019 primarily due to the factors affecting the Tier 1 capital ratio noted above.

20	CIBC SECOND QUARTER 2020

Leverage ratio

The Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion. See the “Continuous enhancements to regulatory capital requirements” section below for recently announced capital measures impacting the leverage ratio.

$ millions, as at	2020 Apr. 30	2019 Oct. 31
Tier 1 capital	$32,685	$30,851
Leverage ratio exposure	726,959	714,343
Leverage ratio	4.5%	4.3%

The leverage ratio at April 30, 2020 increased 0.2% from October 31, 2019, primarily driven by an increase in Tier 1 capital, partially offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in securities financing transaction exposures and derivative exposures, partially offset by a reduction in on-balance sheet exposures reflecting the exclusion of certain amounts as permitted by OSFI in respect of exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets (see the ”Regulatory developments arising from the COVID-19 pandemic” section for further details).

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability (see pages 33 to 34 of our 2019 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2019 Annual Report.

Regulatory developments arising from the COVID-19 pandemic

Both the BCBS and OSFI have announced a number of changes as a result of the COVID-19 pandemic and to respond to changes in market conditions. These announcements are summarized in the tables below.

BCBS
March 27, 2020 Deferral of Basel III standards	The Group of Central Bank Governors and Heads of Supervision (GHOS), which is the oversight body for the BCBS, announced that the implementation timelines for upcoming Basel III standards would be deferred in order to increase the operational capacity of banks and supervisors to respond to the COVID-19 pandemic. See the “Basel III reforms” and “Revised Pillar 3 disclosure requirements” sections below for additional details.
April 3, 2020 Measures to alleviate the impact of COVID-19

The BCBS announced measures to alleviate the impact of COVID-19, including:

•   Publication of “Measures to reflect the impact of COVID-19”, which includes technical clarifications to ensure appropriate treatment of loans subject to payment deferral relief and government guarantees;

•   Deferral of the final two implementation phases of the framework for margin requirements for non-centrally cleared derivatives by one year, from 2021 to 2022; and

•   Deferral of the implementation of the revised global systemically important banks (G-SIB) framework by one year, from 2021 to 2022 (see the “Global systemically important banks – public disclosure requirements” section below).

OSFI
March 13, 2020 Measures to support the resilience of financial institutions

OSFI announced measures to support the resilience of financial institutions, which included:

•   An immediate reduction of the Domestic Stability Buffer (see the “Domestic Stability Buffer” section below);

•   Halting dividend increases or share buybacks for all federally regulated financial institutions effective immediately (see the “Significant capital management activity” section below); and

•   Suspending all of its consultations and policy development on new or revised guidance until conditions stabilize, including consultation on the February 18, 2020 proposal for a new B-20 benchmark rate for uninsured mortgages (see the “Real estate secured personal lending” section for additional details).

March 27, 2020 Actions to address operational issues stemming from COVID-19

OSFI announced actions to address operational issues stemming from COVID-19, including:

•   For the purpose of determining capital requirements under the capital adequacy requirements (CAR) guideline for loans (including mortgages) that are granted payment deferral relief, the payment status will, for the duration of the relief period, be based on the payment status of these loans immediately prior to the deferral;

•   Transitional arrangements for the capital treatment of expected loss provisioning (see the “Transitional arrangements for the capital treatment of expected loss provisioning” section below);

•   A temporary increase for at least one year in the covered bond limit, which represents the percentage of total assets permitted to be pledged as collateral for covered bonds by a deposit-taking institution, from 5.5% to 10%;

•   Deferral of the implementation timeline of the Basel III reforms in Canada (see the “Basel III reforms” section below for further details);

•   A delay in the implementation date of the revised Pillar 3 disclosure requirements finalized by the BCBS in December 2018 (see the “Revised Pillar 3 disclosure requirements” section below);

•   Confirmation that no outflow needs to be recognized in the LCR for bankers’ acceptances sold to the Bank of Canada under the Bankers’ Acceptance Purchase Facility (BAPF) (see the “Regulatory developments concerning liquidity” section for additional details);

•   A temporary reduction of stressed value-at-risk multipliers used in the determination of market risk capital requirements for institutions using internal models; and

•   Removal of FVA hedges from the calculation of market risk capital to address an asymmetry in the existing requirements.

CIBC SECOND QUARTER 2020	21

March 30, 2020 Capital treatment of programs to support COVID-19 efforts

OSFI provided guidance on the capital requirements applicable to government-supported lending programs created in response to COVID-19 (see Note 2 to our interim consolidated financial statements for additional details on these programs). The capital requirements applicable to the various programs are summarized below:

•   Loans administered under the CEBA are excluded from the calculation of capital and leverage ratios.

•   For capital purposes, the government-guaranteed portion of loans under the EDC program may be considered sovereign risk, with the remainder treated as a loan to the borrower. The entire amount of the loan is included in the exposure measure used for calculating the leverage ratio.

•   A bank’s portion of a loan made under the BDC co-lending program for small and medium-sized enterprises should be included in the calculation of capital and leverage ratios.

April 9, 2020 Additional actions to address issues stemming from COVID-19

OSFI announced additional measures and regulatory flexibility to support COVID-19 efforts, including:

•   Until April 30, 2021, exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets (HQLA) may be excluded from the exposure measure for leverage ratio purposes. The current capital floor factor was reduced from 75% to 70%, effective April 9, 2020. The reduction is expected to remain in place until the domestic implementation of the Basel III capital output floor (see the “Basel III reforms” section below).

Transitional arrangements for the capital treatment of expected loss provisioning

In response to the COVID-19 pandemic, OSFI has introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. The transitional arrangement does not apply to allowances allocated to portfolios under the internal ratings-based (IRB) approach that are in an expected loss shortfall position during the transition period.

Basel III reforms

On March 27, 2020, the GHOS announced the deferral of the implementation of the Basel III reforms in order to increase the operational ability of banks and supervisors to respond to the COVID-19 pandemic. On March 27, 2020, OSFI similarly announced that implementation of the Basel III reforms would be delayed consistent with the GHOS announcement. The implementation dates applicable to CIBC for the outstanding Basel III reforms following these announcements are summarized below.

Revised leverage ratio framework and introduction of G-SIB buffer	November 1, 2022
Revisions to the standardized and IRB approaches to credit risk	November 1, 2022
Changes to Basel III capital output floor requirements	November 1, 2022
Revised operational risk framework	November 1, 2022
Revised CVA framework	November 1, 2023
Revised market risk framework (also referred to as the “fundamental review of the trading book” or FRTB)	November 1, 2023

Domestic Stability Buffer

In response to COVID-19 and market conditions, OSFI announced an immediate reduction in the Domestic Stability Buffer requirement from 2.0% to 1.0% for all D-SIBs effective March 13, 2020. This reduction superseded a previously announced increase in the Domestic Stability Buffer from 2.0% to 2.25%, which was to have been effective April 30, 2020, and decreased OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 9.0%, 10.5% and 12.5%, respectively.

Revised Pillar 3 disclosure requirements

Consistent with the GHOS announcement on March 27, 2020 that the implementation date of the revised Pillar 3 disclosure requirements finalized in December 2018 would be deferred by one year, on March 27, 2020, OSFI also announced that the implementation date for Canadian deposit-taking institutions would be no earlier than November 1, 2022.

Global systemically important banks – public disclosure requirements

On July 5, 2018, the BCBS issued “Global systemically important banks: revised assessment methodology and the higher loss absorbency requirement” as a result of the first review of the G-SIB framework. The revised assessment methodology was to be effective by the 2021 G-SIB assessment. As part of the measures announced by the BCBS in response to COVID-19, the effective date for the revised assessment methodology has been deferred by one year and will now be effective for the 2022 G-SIB assessment.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

22	CIBC SECOND QUARTER 2020

Significant capital management activity

In conjunction with OSFI’s March 13, 2020 announcement to decrease the Domestic Stability Buffer to 1.0%, OSFI also announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

Normal course issuer bid

On May 31, 2019, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2020. During the second quarter of 2020, prior to OSFI’s announcement requiring all federally regulated financial institutions to cease share buybacks, we purchased and cancelled 710,800 common shares under this bid at an average price of $96.81 for a total amount of $69 million. For the six months ended April 30, 2020, we purchased and cancelled 2,208,600 common shares under this bid at an average price of $106.03 for a total amount of $234 million.

Dividends

On February 25, 2020, the Board of Directors (the Board) approved an increase in our quarterly common share dividend from $1.44 per share to $1.46 per share for the quarter ending April 30, 2020.

Shareholder investment plan

Pursuant to this plan, we issued 454,791 common shares for consideration of $36 million for the quarter and 788,795 common shares for consideration of $72 million for the six months ended April 30, 2020.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares) on a one-for-one basis on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. The dividend on the Series 41 shares was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020.

Convertible instruments

NVCC instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at April 30, 2020	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Subordinated indebtedness (2)(3)
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
Total		$6,825		1,765,000,000
(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 80% based on the number of CIBC common shares outstanding as at April 30, 2020. As described in the CAR guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

CIBC SECOND QUARTER 2020	23

Bank recapitalization (Bail-in) conversion regulations

The Department of Finance Canada’s final bail-in regulations became effective September 23, 2018. These regulations provide certain statutory powers to Canada Deposit Insurance Corporation (CDIC) to enact the bail-in regime, including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable. The Superintendent of Financial Institutions (the Superintendent) is responsible for designating D-SIBs, setting minimum total loss-absorbing capacity (TLAC) requirements, and determining whether a bank is non-viable. Senior debt issued by CIBC on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes would not be eligible for bail-in. TLAC is required in order to ensure that a non-viable bank will have sufficient loss absorbing capacity, through its regulatory capital and bail-in eligible instruments, to support it during recapitalization. Beginning in the first quarter of 2022, D-SIBs will be required to maintain a supervisory target TLAC ratio (which is comprised of a minimum risk-based TLAC ratio of 21.5% plus the then applicable Domestic Stability Buffer) and a minimum TLAC leverage ratio of 6.75%.

Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.

As at April 30, 2020, $15,846 million (October 31, 2019: $8,986 million) of our outstanding liabilities were subject to conversion under the bail-in regime.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. Details of our off-balance sheet arrangements are provided on page 38 of our 2019 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements included in our 2019 Annual Report.

In the second quarter of 2020, in response to the COVID-19 pandemic, we entered into an arrangement with the Government of Canada to facilitate the advancing of loans to CIBC clients who are qualifying borrowers under the CEBA program. As CIBC’s involvement in the CEBA program is to administer the CEBA loans, and the funding and risks and rewards associated with the loans, including exposure to payment defaults and principal forgiveness, are assumed by the Government of Canada, loans advanced under the CEBA program are not recognized on our consolidated balance sheet. As part of our involvement in CEBA program, we receive a fee that is intended as a reimbursement of costs that we incur to administer the loans. For further details regarding this program as well as other government lending programs that we participated in, refer to Note 2 to our interim consolidated financial statements.

24	CIBC SECOND QUARTER 2020

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 77 of our 2019 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management, including anti-money laundering (AML) and Compliance, is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance of the design and operating effectiveness of CIBC’s controls, processes and systems. Internal audit reports the results of its assessment to management and the Board.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results and take action to mitigate potential risks. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 46 to 49 of our 2019 Annual Report for details regarding the following top and emerging risks:

•	Technology, information and cyber security risk
•	Third party risk
•	Disintermediation risk
•	Climate risk
•	Money laundering
•	U.S. banking regulation
•	Acquisition risk

The remainder of this section describes top and emerging risks which have been updated for developments that have occurred since the issuance of our 2019 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

CIBC SECOND QUARTER 2020	25

Pandemic outbreaks

Pandemics can have widespread and material impacts on a global level. We have seen the repercussions of the COVID-19 pandemic and the restrictions imposed by governments around the world to limit its spread, which have disrupted the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways and have limited economic activity in Canada, the United States and other regions where we operate. The COVID-19 pandemic is an evolving, rapidly changing situation that has resulted in declines in financial markets, increased market volatility, and high unemployment and has negatively impacted the expectation for the financial performance of businesses around the world.

The extent to which the COVID-19 pandemic negatively impacts our business, results of operations, reputation and financial condition, as well as our regulatory capital and liquidity positions, will depend on future developments, which are highly uncertain and cannot be predicted.

A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that are likely to be adversely impacted by the pandemic, hindering their ability to adhere to original loan terms and potentially making them unable to repay their loans. Furthermore, as economic activity slows, demand for our products and services may decline. While our estimate of expected credit losses on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by the COVID-19 pandemic, actual experience may differ materially from our current estimates. To the extent that business activity does not significantly increase from the easing of social distancing requirements in line with our expectations such that non-essential businesses remain closed, unemployment rises and customers default on loans beyond our expectations, we may recognize further elevated credit losses beyond those recognized in the second quarter of 2020. The effectiveness of various government support programs in place for individuals and businesses may also impact our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income in future periods relating to other assets that we hold.

Net interest income is significantly affected by market rates of interest. Interest rate cuts by the Bank of Canada and the U.S. Federal Reserve in response to the COVID-19 pandemic will negatively impact our net interest income. The overall effect of lower, or potentially negative, interest rates cannot be predicted and depends on future actions that the Bank of Canada and the U.S. Federal Reserve may take to increase or reduce targeted rates in response to the COVID-19 pandemic or other factors.

We have taken multiple steps to support our clients through these challenging times (see the “CIBC client relief programs in response to COVID-19” section for further details). Governments, monetary authorities, regulators and financial institutions have also taken actions to support the economy, increase liquidity, mitigate unemployment, provide temporary financial assistance, provide regulatory flexibility and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. We are working with regulators and governments across the jurisdictions in which we operate to support and facilitate government programs assisting clients. The unprecedented nature, scope and speed of these actions, while essential to mitigate the economic damage of the crisis, present additional risks for CIBC. These government programs are complex and our participation may cause additional operational, compliance, legal and reputational risks, which could result in litigation, government action or other forms of loss. Furthermore, there can be no assurance as to the effectiveness of these programs.

We enacted our business continuity plans upon the WHO declaring COVID-19 a pandemic and developed business priorities and an operating model to support our clients, employees and communities throughout this crisis. We continue to prioritize the health and safety of our clients and employees while meeting our clients’ needs during these challenging times. There has been a rapid shift to remote work arrangements and an expansion of supporting technology to serve our clients in response to government guidance on social distancing requirements and to prevent increased rates of illness, which could lead to further disruption to business operations. We have put safeguards in place to protect clients visiting our banking centres and our employees operating in frontline or operational roles that require an on-site presence.

The COVID-19 pandemic has added operational pressure and elevated operational risks for CIBC in the areas of business interruption, fraud, and cyber security and we have implemented controls to minimize operational risks in this environment. We are also closely monitoring our critical third-party relationships to proactively identify and manage the risk of disruption to service or the provision of products.

Overall, our operational risk metrics continue to track at an acceptable level, and our technology risk management practices remain resilient and adaptable as the current situation evolves. We continue to deploy our operational risk management tools and processes in identifying, assessing and mitigating risks inherent in the initiatives and measures that support the implementation of client and government relief programs and enhancements to business processes to support our clients. In response to this rapidly changing situation, we have also increased the frequency and amount of communication and monitoring mechanisms, both internally and externally, including with our clients and regulators. As we continue to move forward, our focus will be on sustaining our business continuity environment as well as developing a robust exit plan to return to normal operations. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.

Commodity prices

While the effects of the COVID-19 pandemic continue to play out in financial markets, oil has seen historic lows in crude prices, beyond those experienced in December 2018, with unprecedented negative prices reflected near the end of April 2020 for one-month West Texas Intermediate futures contracts. Ongoing price volatility remains a concern as the global economy struggles with depressed demand and storage shortages, and concerns that supply cuts announced to date are not sufficient to stabilize prices. Even once some of the pressure caused by the COVID-19 pandemic begins to subside, it will take time for inventories to be drawn down as economic activity is expected to recover only gradually as consumers will likely remain cautious amidst elevated unemployment and uncertainty about the virus. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. Base metals also face downward pressure given the disruptions to downstream industries and decreasing demand from weakness in global growth, and other commodities are also being impacted by increased market volatility in response to the COVID-19 pandemic. We continue to closely monitor our overall commodity exposure in these volatile markets.

26	CIBC SECOND QUARTER 2020

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:

•	Global uncertainty and market repercussions pertaining to the spread of COVID-19;
•	Carry-over impact from the oil production dispute between Saudi Arabia and Russia;
•	Ongoing U.S. and China relations and trade issues;
•	Diplomatic tensions and the trade dispute between Canada and China;
•	Relations between the U.S. and Iran;
•	Anti-government protests in Hong Kong; and
•	Uncertainty regarding the outcome of Brexit, given the need for Britain to negotiate a trade agreement with the European Union.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

Historic growth of consumer debt levels primarily driven by higher mortgage debt has been tempered by the Bank of Canada’s interest rate increases in 2017 and 2018, coupled with regulatory measures, including revised mortgage underwriting guidelines (OSFI B-20 guideline) and taxes on foreign ownership. The above measures combined with low unemployment have had their intended effect as debt-to-income ratios flattened in 2018 and 2019. As discussed in the “Pandemic outbreaks” section above, the COVID-19 pandemic has resulted in reduced economic activity and higher unemployment. In response, the Canadian federal government has put several relief programs in place, the Bank of Canada cut interest rates, and we are assisting clients by offering temporary relief programs across our retail products. The housing market outlook in the short term is expected to remain stable, and at this time we believe that the probability of a severe housing crash that generates elevated losses for mortgage portfolios remains low. Currently, we qualify variable rate mortgage borrowers using the Bank of Canada five-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points, which is required as part of the OSFI B-20 guideline. We run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.

Regulatory developments

See the “Income taxes”, “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to our interim consolidated financial statements for additional information on accounting developments.

CIBC SECOND QUARTER 2020	27

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at April 30, 2020:

(1)	Includes counterparty credit risk of $265 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $17,947 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $157 million, which comprises derivatives and repo-style transactions.
(4)

Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented ROE. For additional information, see the “External reporting changes” section. Allocated common equity is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section. Allocated common equity amounts shown in this table reflect average balances.

(5)

Under the previous economic capital model, interest rate risk in the banking book was considered a component of market risk. Effective November 1, 2019, the composition of risks relating to allocated common equity is based on the Basel III definitions of credit risk, market risk, and operational risk.

(6)	Represents allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR guideline.

28	CIBC SECOND QUARTER 2020

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2020 Apr. 30	2019 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn	$241,776	$182,169
Undrawn commitments	55,042	52,924
Repo-style transactions	211,341	169,652
Other off-balance sheet	86,997	77,696
OTC derivatives	19,908	26,574
Gross exposure at default (EAD) on business and government portfolios	615,064	509,015
Less: Collateral held for repo-style transactions	195,597	157,415
Net EAD on business and government portfolios	419,467	351,600
Retail portfolios – AIRB approach
Drawn	256,450	256,195
Undrawn commitments (1)	84,925	73,070
Other off-balance sheet	234	311
Gross EAD on retail portfolios	341,609	329,576
Standardized portfolios (2)	76,533	64,286
Securitization exposures – AIRB approach	11,414	10,688
Gross EAD	$1,044,620	$913,565
Net EAD	$849,023	$756,150
(1)

Increases in EAD in the current period include the impact of certain parameter updates in our regulatory models that were made in the first quarter of 2020 as part of our ongoing monitoring and review process.

(2)

Includes $66.4 billion relating to business and government loans (October 31, 2019: $55.3 billion), $6.1 billion (October 31, 2019: $5.5 billion) relating to retail portfolios, and $4.0 billion (October 31, 2019: $3.5 billion) relating to securitization exposures. Our business and government loans under the standardized approach consist of $48.4 billion (October 31, 2019: $40.1 billion) to corporates, $16.5 billion (October 31, 2019: $13.3 billion) to sovereigns, and $1.5 billion (October 31, 2019: $1.9 billion) to banks.

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at						2020 Apr. 30	2019 Oct. 31
	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives	Total	Total (1)
Commercial mortgages	$7,429	$49	$–	$–	$–	$7,478	$7,544
Financial institutions	76,190	7,161	15,053	78,717	9,994	187,115	140,284
Retail and wholesale (2)	6,338	2,837	–	227	240	9,642	9,142
Business services (2)	8,211	2,748	14	615	413	12,001	11,000
Manufacturing – capital goods	3,926	1,618	–	389	380	6,313	5,898
Manufacturing – consumer goods	4,598	1,556	–	198	164	6,516	6,024
Real estate and construction	31,185	9,383	66	1,120	944	42,698	38,358
Agriculture	7,052	1,613	–	20	279	8,964	8,575
Oil and gas	10,894	8,721	–	864	1,910	22,389	21,813
Mining	2,290	2,564	–	654	178	5,686	5,326
Forest products	726	409	–	176	52	1,363	1,324
Hardware and software	1,081	940	–	46	36	2,103	1,751
Telecommunications and cable	627	941	–	418	349	2,335	2,234
Broadcasting, publishing and printing	551	111	–	2	56	720	801
Transportation (2)	5,546	2,158	–	269	1,240	9,213	8,877
Utilities	9,470	6,336	–	2,375	1,336	19,517	15,747
Education, health, and social services	2,849	1,097	5	127	375	4,453	4,541
Governments	62,813	4,800	606	780	1,962	70,961	62,361
	$241,776	$55,042	$15,744	$86,997	$19,908	$419,467	$351,600
(1)

Certain information has been reclassified to conform presentation adopted in the current quarter. The presentation of commercial mortgages has been changed to include risk-rated commercial mortgages. Previously, commercial mortgages only included commercial mortgages under the slotting approach.

(2)	Includes hospitality-related exposures. See the “Exposure to certain industries” section.

See Note 6 to our interim consolidated financial statements for additional information regarding the credit quality of CIBC’s business and government loan portfolio.

CIBC SECOND QUARTER 2020	29

Geographic distribution (1)

The following table provides a geographic distribution of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at April 30, 2020	Canada	U.S.	Europe	Other	Total
Drawn	$166,983	$51,989	$9,372	$13,432	$241,776
Undrawn commitments	42,628	8,770	2,131	1,513	55,042
Repo-style transactions	8,957	3,719	719	2,349	15,744
Other off-balance sheet	70,460	9,508	6,373	656	86,997
OTC derivatives	11,258	3,828	3,105	1,717	19,908
	$300,286	$77,814	$21,700	$19,667	$419,467
October 31, 2019	$237,234	$73,900	$23,150	$17,316	$351,600
(1)	Classification by country is primarily based on domicile of debtor or customer.

Canadian retail portfolios

The following table provides a breakdown of our retail portfolio EAD under the AIRB approach.

	Drawn		Undrawn and other off-balance sheet		Total
$ millions, as at April 30, 2020	Secured	Unsecured	Secured	Unsecured	Secured		Unsecured
Real estate secured personal lending	$224,531	$–	$29,093	$–	$253,624	100%	$–	–%
Qualifying revolving retail	–	18,265	–	53,224	–	–	71,489	100
Other retail	8,785	4,869	912	1,930	9,697	59	6,799	41
	$233,316	$23,134	$30,005	$55,154	$263,321	77%	$78,288	23%
October 31, 2019	$231,495	$24,700	$21,598	$51,783	$253,093	77%	$76,483	23%

See Note 6 to our interim consolidated financial statements for additional information regarding the credit quality of CIBC’s retail loan portfolio.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

We have also provided certain forms of relief to support our clients who are experiencing financial hardship as a result of the COVID-19 pandemic. See the “CIBC client relief programs in response to COVID-19” section below for further details.

30	CIBC SECOND QUARTER 2020

CIBC client relief programs in response to COVID-19

CIBC has been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic.

For our personal banking clients impacted by the COVID-19 pandemic, client relief programs include the following:

•	Credit cards: deferral of credit card payments for up to three months was provided to certain clients, who also benefit from an effective lower interest rate of 10.99% during the deferral period.
•	Residential mortgages: clients can request to defer regular mortgage payments for up to six months.
•	Loans and lines of credit: clients can request to defer their regular payments on loans and lines of credit for up to two months.
•	Guaranteed investment certificates (GICs): on an exception basis, clients can withdraw early from eligible GICs.

For our corporate, commercial and business banking clients in Canada, the United States and other regions, client relief programs have also been offered on a case-by-case basis depending on the product and client including:

•	New credit facilities to provide additional access to funding;
•	Covenant relief to provide financial flexibility;
•	Principal and interest deferrals for loans, mortgages, lines of credit, authorized overdraft and credit cards;
•	Early withdrawal of funds held in non-registered GICs; and
•	Access to financial support through government programs.

It is also the case that, with credit risk management approval, other unique modifications that met prudent standards could also be considered.

As of April 30, 2020, the gross outstanding balance of loans for which CIBC offered payment deferrals was $1.8 billion for credit cards in Canada; $35.5 billion for residential mortgages in Canada; $2.3 billion for personal loans in Canada; $1.3 billion for various consumer loans in the Caribbean; and $10.7 billion for business and government loans, including $8.6 billion in Canada, $1.6 billion in the United States and $0.5 billion in the Caribbean.

Government lending programs in response to COVID-19

During the second quarter of 2020, CIBC has been engaged in a number of government-initiated lending programs:

•	Canada Emergency Business Account (CEBA) program;
•	Loan guarantee for small and medium-sized enterprises (EDC loan guarantee program);
•	Co-lending program for small and medium-sized enterprises (BDC co-lend program); and
•	U.S. Paycheck Protection Program (PPP).

The U.S. Small Business Administration has introduced the PPP which is a forgivable loan program under which loans are guaranteed by the U.S.

Small Business Administration. The Government of Canada has introduced the BCAP, which includes the EDC loan guarantee program for small and medium-sized enterprises and the BDC co-lending arrangement as two subprograms. Under the EDC loan guarantee program, EDC will guarantee 80% of qualifying term loans to small and medium-sized enterprises to help them meet their operating credit and cash flow requirements. Under the BDC co-lend program, BDC, as co-lender, finances 80% of the loans originated under this program, while CIBC finances the remaining 20%.

As at April 30, 2020, $1.9 billion of loans to CIBC clients were provided under the CEBA program, and were accounted for as off-balance sheet loans. For further details, refer to the “Off-balance sheet arrangements” section. As at April 30, 2020, funding for the EDC loan guarantee and BDC co-lend programs had not been initiated, while US$1.9 billion of loans were made under the PPP.

For further details regarding these programs, refer to Note 2 to our interim consolidated financial statements.

CIBC SECOND QUARTER 2020	31

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at April 30, 2020	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$26.6	25%	$79.6	75%	$10.8	100%	$26.6	23%	$90.4	77%
British Columbia and territories (4)	9.6	23	32.4	77	4.2	100	9.6	21	36.6	79
Alberta	13.1	52	12.1	48	2.5	100	13.1	47	14.6	53
Quebec	5.4	36	9.7	64	1.3	100	5.4	33	11.0	67
Central prairie provinces (5)	3.5	49	3.7	51	0.7	100	3.5	44	4.4	56
Atlantic provinces (6)	4.0	49	4.2	51	0.8	100	4.0	44	5.0	56
Canadian portfolio (7)(8)	62.2	31	141.7	69	20.3	100	62.2	28	162.0	72
U.S. portfolio (7)	–	–	1.9	100	0.1	100	–	–	2.0	100
Other international portfolio (7)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$62.2	30%	$146.0	70%	$20.4	100%	$62.2	27%	$166.4	73%
October 31, 2019	$66.2	32%	$139.1	68%	$21.3	100%	$66.2	29%	$160.4	71%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at April 30, 2020 and October 31, 2019.
(3)

Includes $12.9 billion (October 31, 2019: $14.1 billion) of insured residential mortgages, $51.3 billion (October 31, 2019: $49.0 billion) of uninsured residential mortgages, and $6.3 billion (October 31, 2019: $6.6 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)

Includes $4.3 billion (October 31, 2019: $4.6 billion) of insured residential mortgages, $22.5 billion (October 31, 2019: $22.1 billion) of uninsured residential mortgages, and $2.6 billion (October 31, 2019: $2.7 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)

Includes $1.8 billion (October 31, 2019: $1.8 billion) of insured residential mortgages, $1.7 billion (October 31, 2019: $1.7 billion) of uninsured residential mortgages, and $0.4 billion (October 31, 2019: $0.4 billion) of HELOCs in Saskatchewan.

(6)

Includes $1.3 billion (October 31, 2019: $1.3 billion) of insured residential mortgages, $1.4 billion (October 31, 2019: $1.4 billion) of uninsured residential mortgages, and $0.2 billion (October 31, 2019: $0.2 billion) of HELOCs in Newfoundland and Labrador.

(7)	Geographic location is based on the address of the property.
(8)

70% (October 31, 2019: 72%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated and acquired during the quarter and six months ended April 30, 2020 are provided in the following table.

	For the three months ended						For the six months ended
	2020 Apr. 30		2020 Jan. 31		2019 Apr. 30		2020 Apr. 30		2019 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	64%	67%	63%	67%	64%	67%	63%	67%	64%	67%
British Columbia and territories (3)	60	64	60	64	61	64	60	64	61	64
Alberta	69	73	68	72	68	71	69	72	67	71
Quebec	68	73	68	72	70	74	68	72	69	73
Central prairie provinces	69	74	69	73	70	73	69	74	69	73
Atlantic provinces	72	75	72	73	72	74	72	74	72	74
Canadian portfolio (4)	64%	68%	64%	68%	65%	67%	64%	68%	64%	67%
U.S. portfolio (4)	67%	68%	65%	61%	74%	60%	66%	65%	72%	59%
Other international portfolio (4)	73%	n/m	70%	n/m	71%	n/m	71%	n/m	72%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)

Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 62% (January 31, 2020: 61%; April 30, 2019: 62%) and 61% for the six months ended April 30, 2020 (April 30, 2019: 62%).

(3)

Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 58% (January 31, 2020: 57%; April 30, 2019: 58%) and 57% for the six months ended April 30, 2020 (April 30, 2019: 57%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2020 (1)(2)	56%	53%
October 31, 2019 (1)(2)	55%	54%
(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2020 and October 31, 2019 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2020 and September 30, 2019, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)

Average LTV ratio on our uninsured GTA residential mortgage portfolio was 49% (October 31, 2019: 50%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (October 31, 2019: 47%).

32	CIBC SECOND QUARTER 2020

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2020	–%	1%	2%	6%	51%	40%	–%	–%
October 31, 2019	–%	1%	2%	6%	49%	42%	–%	–%
U.S. portfolio
April 30, 2020	–%	1%	2%	1%	8%	88%	–%	–%
October 31, 2019	–%	2%	2%	1%	9%	86%	–%	–%
Other international portfolio
April 30, 2020	6%	13%	23%	24%	18%	15%	1%	–%
October 31, 2019	9%	16%	23%	23%	17%	12%	–%	–%

Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
April 30, 2020	2%	4%	7%	17%	44%	26%	–%	–%
October 31, 2019	2%	4%	6%	13%	40%	30%	3%	2%
U.S. portfolio
April 30, 2020	2%	3%	9%	10%	11%	65%	–%	–%
October 31, 2019	1%	4%	11%	10%	13%	61%	–%	–%
Other international portfolio
April 30, 2020	7%	14%	23%	24%	18%	13%	1%	–%
October 31, 2019	7%	13%	23%	24%	18%	14%	1%	–%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2020, our Canadian condominium mortgages were $26.3 billion (October 31, 2019: $25.2 billion) of which 30% (October 31, 2019: 33%) were insured. Our drawn developer loans were $1.4 billion (October 31, 2019: $1.3 billion) or 0.9% (October 31, 2019: 1.0%) of our business and government portfolio, and our related undrawn exposure was $4.0 billion (October 31, 2019: $4.0 billion). The condominium developer exposure is diversified across 103 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

On February 18, 2020, the Department of Finance Canada announced a new benchmark rate that will replace the Bank of Canada’s five-year benchmark posted mortgage rate for determining whether borrowers qualify for insured mortgages. On the same date, OSFI announced that it was seeking comments on adopting the same methodology for uninsured mortgages. The new benchmark rate for insured mortgage qualifications will be based on an average of actual mortgage rates for insured mortgages plus 2% and was to come into effect on April 6, 2020. This change as well as OSFI’s consultation on its proposal to adopt the same methodology for uninsured mortgages have been postponed until further notice due to COVID-19 (see the “Regulatory developments arising from the COVID-19 pandemic” section for additional details). CIBC will continue to closely monitor these developments.

CIBC SECOND QUARTER 2020	33

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements included in our 2019 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2020 Apr. 30		2019 Oct. 31
	Exposure (1)
Investment grade	$10.44	78.7%	$5.40	82.4%
Non-investment grade	2.77	20.8	1.12	17.1
Watch list	0.05	0.4	0.02	0.3
Default	0.01	0.1	0.01	0.2
	$13.27	100.0%	$6.55	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Trading credit exposures increased $6.7 billion or 103% from October 31, 2019 due to the impact of market volatility arising from the COVID-19 pandemic, consistent with the increase in total derivative assets on our interim consolidated balance sheet (see the “Financial condition” section).

Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2020 Apr. 30			2020 Jan. 31			2019 Apr. 30			2020 Apr. 30			2019 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$907	$995	$1,902	$911	$955	$1,866	$877	$917	$1,794	$911	$955	$1,866	$621	$859	$1,480
Classified as impaired during the period	316	558	874	144	525	669	351	488	839	460	1,083	1,543	779	982	1,761
Transferred to performing during the period	(10)	(94)	(104)	(10)	(105)	(115)	(29)	(105)	(134)	(20)	(199)	(219)	(50)	(192)	(242)
Net repayments	(79)	(155)	(234)	(100)	(152)	(252)	(26)	(160)	(186)	(179)	(307)	(486)	(119)	(282)	(401)
Amounts written off	(16)	(228)	(244)	(40)	(229)	(269)	(50)	(237)	(287)	(56)	(457)	(513)	(98)	(463)	(561)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	(7)	–	(7)	–	–	–	(16)	–	(16)
Purchased credit-impaired loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	26	12	38	2	1	3	19	5	24	28	13	41	18	4	22
Balance at end of period	$1,144	$1,088	$2,232	$907	$995	$1,902	$1,135	$908	$2,043	$1,144	$1,088	$2,232	$1,135	$908	$2,043
Allowance for credit losses – impaired loans
Balance at beginning of period	$391	$267	$658	$376	$268	$644	$258	$266	$524	$376	$268	$644	$230	$252	$482
Amounts written off	(16)	(228)	(244)	(40)	(229)	(269)	(50)	(237)	(287)	(56)	(457)	(513)	(98)	(463)	(561)
Recoveries of amounts written off in previous periods	3	42	45	3	49	52	5	43	48	6	91	97	6	92	98
Charge to income statement (1)	134	209	343	58	186	244	52	198	250	192	395	587	133	392	525
Interest accrued on impaired loans	(3)	(6)	(9)	(5)	(6)	(11)	(7)	(4)	(11)	(8)	(12)	(20)	(9)	(8)	(17)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	10	4	14	(1)	(1)	(2)	25	(1)	24	9	3	12	21	–	21
Balance at end of period	$519	$288	$807	$391	$267	$658	$283	$265	$548	$519	$288	$807	$283	$265	$548
Net impaired loans (2)
Balance at beginning of period	$516	$728	$1,244	$535	$687	$1,222	$619	$651	$1,270	$535	$687	$1,222	$391	$607	$998
Net change in gross impaired	237	93	330	(4)	40	36	258	(9)	249	233	133	366	514	49	563
Net change in allowance	(128)	(21)	(149)	(15)	1	(14)	(25)	1	(24)	(143)	(20)	(163)	(53)	(13)	(66)
Balance at end of period	$625	$800	$1,425	$516	$728	$1,244	$852	$643	$1,495	$625	$800	$1,425	$852	$643	$1,495
Net impaired loans as a percentage of net loans and acceptances			0.34%			0.31%			0.38%			0.34%			0.38%
(1)	Excludes provision for credit losses on impaired undrawn credit facilities and other off-balance sheet exposures.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

Gross impaired loans

As at April 30, 2020, gross impaired loans were $2,232 million, up $189 million from the same quarter last year, primarily due to increases in the retail and wholesale, business services, and oil and gas sectors, an increase in the Canadian residential mortgages portfolio, and the impact of U.S. dollar appreciation on our existing portfolio. These factors were partially offset by a reduction in the utilities sector.

Gross impaired loans were up $330 million from the prior quarter, primarily due to increases in the oil and gas, retail and wholesale, and an increase in the Canadian residential mortgages portfolio.

67% of gross impaired loans related to Canada, of which the residential mortgages portfolio, retail and wholesale sector, and personal lending portfolio accounted for the majority.

17% of gross impaired loans related to the U.S., of which the business services, real estate and construction, and oil and gas sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages portfolio, real estate and construction sector, and personal lending portfolio accounted for the majority.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $807 million, up $259 million from the same quarter last year, primarily due to increases in the retail and wholesale, oil and gas, and business services sectors.

Allowance for credit losses on impaired loans was up $149 million from the prior quarter, primarily due to increases in the business services, oil and gas, and retail and wholesale sectors, and an increase in CIBC FirstCaribbean.

34	CIBC SECOND QUARTER 2020

Exposures to certain industries

The COVID-19 pandemic has impacted businesses across all industries. This section provides additional information on our exposure to certain industries which may be comparatively more affected by the COVID-19 pandemic (see the “Significant events” section) due to the nature of their operations.

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 67% are investment grade as at April 30, 2020 based on our internal risk rating, which incorporates security pledged (equivalent to Standard & Poor’s (S&P)/Moody’s Investors Service, Inc. (Moody’s) rating of BBB-/Baa3 or higher).

$ millions, as at April 30, 2020	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total (1)
Exploration and production	$5,870	$3,062	$337	$616	$9,885
Midstream	2,594	2,773	74	480	5,921
Integrated	279	1,505	283	664	2,731
Petroleum distribution	1,335	665	67	142	2,209
Oil and gas services	429	413	68	3	913
Downstream	387	303	35	5	730
	$10,894	$8,721	$864	$1,910	$22,389
October 31, 2019	$9,048	$8,606	$913	$3,246	$21,813
(1)	Oil and gas exposures under the standardized approach are not significant.

In addition, we have $39.6 billion (October 31, 2019: $39.9 billion) of retail exposure in the provinces of Alberta, Saskatchewan, and Newfoundland and Labrador, which together are responsible for the vast majority of Canada’s oil production.

Hospitality-related exposure

The following table provides a breakdown of our exposure to hospitality-related entities under both the AIRB approach and the standardized approach. Of these exposures, 48% are investment grade as at April 30, 2020 based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 or higher).

	Exposures under the AIRB approach (1)
$ millions, as at April 30, 2020	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives	Total AIRB approach	Standardized approach (2)	Total
Recreation (3)	$1,082	$195	$–	$55	$32	$1,364	$653	$2,017
Restaurants	1,171	156	–	4	9	1,340	176	1,516
Air transportation	704	173	–	34	59	970	92	1,062
Hotel	443	47	–	7	9	506	530	1,036
	$3,400	$571	$–	$100	$109	$4,180	$1,451	$5,631
October 31, 2019	$3,070	$734	$–	$109	$99	$4,012	$1,195	$5,207
(1)	EAD, net of collateral held for repo-style transactions.
(2)	Amounts reflect drawn loans and exclude off-balance sheet exposures.
(3)	Includes amusement and recreation services such as gambling operations, sports clubs, horse racing, movie theatres, ski facilities, gyms, and golf courses.

Commercial real estate exposure

The following table provides a breakdown of our exposure to commercial real estate under both the AIRB approach and the standardized approach. Of these exposures, 74% are investment grade as at April 30, 2020 based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 or higher).

	Exposures under the AIRB approach (1)
$ millions, as at April 30, 2020	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives	Total AIRB approach	Standardized approach (2)	Total
Multi family	$11,541	$4,279	$–	$146	$108	$16,074	$2,856	$18,930
Retail	8,206	1,299	–	121	159	9,785	2,555	12,340
Office	7,350	780	–	22	275	8,427	1,412	9,839
Industrial	5,061	397	–	44	112	5,614	1,671	7,285
Residential	2,186	1,346	–	434	–	3,966	511	4,477
Other (3)	4,270	1,331	66	353	290	6,310	1,346	7,656
	$38,614	$9,432	$66	$1,120	$944	$50,176	$10,351	$60,527
October 31, 2019	$36,123	$7,901	$117	$1,111	$650	$45,902	$8,555	$54,457
(1)	EAD, net of collateral held for repo-style transactions.
(2)	Amounts reflect drawn loans and exclude off-balance sheet exposures. Excludes $837 million (October 31, 2019: $725 million) of real estate loan exposures within CIBC FirstCaribbean.
(3)

Other comprises trade contractors and project management, diversified real estate investment trusts (REITs), seniors housing, healthcare, and infrastructure projects such as highway and power plant construction.

CIBC SECOND QUARTER 2020	35

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 44% (October 31, 2019: 45%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at April 30, 2020	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$690	$292	$982	$–	$–	$–	$–	$2	$–	$2	$984
Finland	50	–	460	510	125	–	125	–	–	–	–	635
France	41	21	70	132	278	33	311	–	–	2	2	445
Germany	262	1,121	604	1,987	157	125	282	24	29	38	91	2,360
Ireland	288	–	227	515	28	28	56	13	–	125	138	709
Luxembourg	124	–	1,702	1,826	98	–	98	7	–	97	104	2,028
Netherlands	400	452	294	1,146	104	120	224	77	–	5	82	1,452
Norway	231	397	197	825	693	–	693	–	–	–	–	1,518
Spain	1	–	9	10	70	24	94	–	–	14	14	118
Sweden	333	794	156	1,283	167	–	167	17	–	–	17	1,467
Switzerland	287	–	18	305	1	–	1	4	–	115	119	425
United Kingdom	2,187	803	1,710	4,700	2,893	300	3,193	742	16	194	952	8,845
Other European countries	64	70	164	298	12	86	98	1	1	–	2	398
Total Europe	$4,268	$4,348	$5,903	$14,519	$4,626	$716	$5,342	$885	$48	$590	$1,523	$21,384
October 31, 2019	$3,033	$3,781	$5,320	$12,134	$5,235	$580	$5,815	$789	$116	$462	$1,367	$19,316
(1)

The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $1.6 billion (October 31, 2019: $1.0 billion), collateral on repo-style transactions was $18.7 billion (October 31, 2019: $20.5 billion), and both are comprised of cash and investment grade debt securities.

We have $758 million (October 31, 2019: $589 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our derivatives transactions and securities borrowing and lending activity from counterparties that are not in Europe.

Selected exposure in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on the risk characteristics and the current market environment. For additional information on selected exposures, refer to page 60 of our 2019 Annual Report.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service real estate platform. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of up to 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, formerly served as a warehouse for inclusion in future commercial mortgage-backed securities (CMBS) programs. During the quarter, a decision was made to wind down our participation in the CMBS market. We retain no exposure to those CMBS programs once the loans are sold. As at April 30, 2020, the portfolio of permanent financing exposures was $289 million (October 31, 2019: $114 million).

36	CIBC SECOND QUARTER 2020

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2020 Apr. 30					2019 Oct. 31
		Subject to market risk (1)					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$37,768	$–		$2,627	$35,141	$3,840	$–		$1,711	$2,129	Foreign exchange
Interest-bearing deposits with banks	17,703	1,300		16,403	–	13,519	641		12,878	–	Interest rate
Securities	133,806	41,732		92,074	–	121,310	42,403		78,907	–	Equity, interest rate
Cash collateral on securities borrowed	5,732	–		5,732	–	3,664	–		3,664	–	Interest rate
Securities purchased under resale agreements	65,974	–		65,974	–	56,111	–		56,111	–	Interest rate
Loans
Residential mortgages	213,254	–		213,254	–	208,652	–		208,652	–	Interest rate
Personal	42,327	–		42,327	–	43,651	–		43,651	–	Interest rate
Credit card	11,214	–		11,214	–	12,755	–		12,755	–	Interest rate
Business and government	147,855	21,818	(2)	126,037	–	125,798	20,226	(2)	105,572	–	Interest rate
Allowance for credit losses	(3,064)	–		(3,064)	–	(1,915)	–		(1,915)	–	Interest rate
Derivative instruments	40,319	38,312		2,007	–	23,895	22,610		1,285	–	Interest rate, foreign exchange
Customers’ liability under acceptances	8,993	–		8,993	–	9,167	–		9,167	–	Interest rate
Other assets	37,255	2,750		26,501	8,004	31,157	1,957		17,985	11,215	Interest rate, equity, foreign exchange
	$759,136	$105,912		$610,079	$43,145	$651,604	$87,837		$550,423	$13,344
Deposits	$543,788	$364	(3)	$490,818	$52,606	$485,712	$44	(3)	$437,634	$48,034	Interest rate
Obligations related to securities sold short	14,939	12,931		2,008	–	15,635	14,721		914	–	Interest rate
Cash collateral on securities lent	1,572	–		1,572	–	1,822	–		1,822	–	Interest rate
Obligations related to securities sold under repurchase agreements	79,777	–		79,777	–	51,801	–		51,801	–	Interest rate
Derivative instruments	41,188	39,033		2,155	–	25,113	23,679		1,434	–	Interest rate, foreign exchange
Acceptances	9,051	–		9,051	–	9,188	–		9,188	–	Interest rate
Other liabilities	23,750	2,259		13,168	8,323	19,069	2,096		8,111	8,862	Interest rate
Subordinated indebtedness	4,818	–		4,818	–	4,684	–		4,684	–	Interest rate
	$718,883	$ 54,587		$ 603,367	$ 60,929	$613,024	$40,540		$515,588	$56,896
(1)

FVA exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded only beginning from the second quarter of 2020 (see the “Continuous enhancement to regulatory capital requirements - Regulatory developments arising from the COVID-19 pandemic” section for further details).

(2)	Excludes $300 million (October 31, 2019: $115 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended April 30, 2020 was up $6.1 million from the prior quarter, driven primarily by increases in credit spread and equity risks as a result of the volatility due to the COVID-19 pandemic. The increase was partially offset by decreases in interest rate and foreign exchange risks.

Average stressed total VaR for the three months ended April 30, 2020 was up $2.7 million from the prior quarter, driven by increases in equity risk and a reduction in diversification benefit, partially offset by decreases in interest rate, foreign exchange and commodity risks. Positioning in the trading book is the primary cause of the increase in risk. During the current stressed VaR period from September 2, 2008 to August 31, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended April 30, 2020 was up $1.4 million from the prior quarter, mainly due to an increase in fixed income trading inventory.

CIBC SECOND QUARTER 2020	37

VaR by risk type – trading portfolio

						As at or for the three months ended			As at or for the six months ended
$ millions				2020 Apr. 30		2020 Jan. 31		2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$8.4	$3.5	$7.4	$5.3	$8.8	$6.5	$4.6	$4.2	$5.9	$4.1
Credit spread risk	12.2	1.7	8.7	6.4	3.0	1.9	1.4	1.3	4.1	1.3
Equity risk	13.5	2.0	4.7	5.0	3.1	2.3	1.8	3.2	3.7	3.4
Foreign exchange risk	3.0	0.4	1.7	1.4	2.4	2.5	1.2	1.4	2.0	1.4
Commodity risk	7.9	1.1	7.9	2.6	1.3	2.9	2.1	1.8	2.8	1.6
Debt specific risk	3.4	1.6	2.5	2.2	1.9	1.9	1.6	1.7	2.1	1.6
Diversification effect (1)	n/m	n/m	(19.8)	(11.0)	(12.8)	(12.2)	(8.8)	(8.5)	(11.7)	(8.2)
Total VaR (one-day measure)	$22.0	$3.8	$13.1	$11.9	$7.7	$5.8	$3.9	$5.1	$8.9	$5.2
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

						As at or for the three months ended			As at or for the six months ended
$ millions				2020 Apr. 30		2020 Jan. 31		2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$24.9	$12.0	$18.2	$17.7	$23.0	$27.8	$15.8	$18.5	$22.7	$17.1
Credit spread risk	14.9	7.7	9.2	10.1	8.8	10.0	13.5	13.5	10.1	13.5
Equity risk	26.3	0.2	3.7	7.2	3.0	2.2	1.5	2.9	4.7	4.0
Foreign exchange risk	19.5	1.2	11.8	6.7	12.0	11.1	16.7	10.3	8.9	8.8
Commodity risk	6.3	2.5	3.6	4.4	4.4	6.5	3.5	2.7	5.4	2.7
Debt specific risk	6.5	4.2	4.6	5.4	5.1	5.0	5.3	5.4	5.2	5.7
Diversification effect (1)	n/m	n/m	(28.8)	(29.8)	(32.4)	(43.6)	(46.8)	(42.1)	(36.7)	(37.1)
Stressed total VaR (one-day measure)	$34.1	$10.7	$22.3	$21.7	$23.9	$19.0	$9.5	$11.2	$20.3	$14.7
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

						As at or for the three months ended			As at or for the six months ended

$ millions				2020 Apr. 30		2020 Jan. 31		2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$203.2	$123.4	$128.9	$146.9	$153.4	$157.6	$200.2	$194.9	$152.2	$194.4
Migration risk	104.9	66.5	79.7	82.3	79.0	70.2	80.5	69.0	76.3	63.1
IRC (one-year measure) (1)	$279.5	$196.5	$208.6	$229.2	$232.4	$227.8	$280.7	$263.9	$228.5	$257.5
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

38	CIBC SECOND QUARTER 2020

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

During the quarter, trading revenue (TEB) was positive for 78% of the days. The largest gain of $47.7 million occurred on March 9, 2020, and was spread across multiple lines of business. The largest loss of $88.2 million occurred on March 24, 2020, and was mostly attributable to our precious metals trading business. Average daily trading revenue (TEB) was $4.8 million during the quarter, and the average daily TEB was $0.7 million. The large VaR increases in March and April 2020 were a result of market volatility due to the COVID-19 pandemic.

Trading revenue (TEB)(1) versus VaR(2)

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)

FVA exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded only beginning from the second quarter of 2020 (see the “Continuous enhancement to regulatory capital requirements - Regulatory developments arising from the COVID-19 pandemic” section for further details).

Non-trading activities

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the commitment and prepayment exposures of mortgage products, non-maturity deposits and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and potential early withdrawals, of an immediate and sustained 100 basis point increase and 25 basis point decrease in all interest rates. An immediate and sustained shock of 100 basis points is typically applied. However, notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S. at the end of the quarter, an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero. Prior period amounts have been revised to reflect the impact of a 25 basis point decrease in all interest rates.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at	2020 Apr. 30		2020 Jan. 31		2019 Apr. 30
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$296	$47	$240	$49	$289	$18
Increase (decrease) in present value of shareholders’ equity	(579)	(257)	(494)	(299)	(455)	(215)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(92)	(70)	(60)	(10)	(78)	(2)
Increase (decrease) in present value of shareholders’ equity	107	(12)	95	58	112	18
(1)	Includes CAD and other currency exposures.

CIBC SECOND QUARTER 2020	39

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2020	Cash and deposits with banks	$55,471	$–	$55,471	$139	$55,332
Apr. 30	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	98,398	95,961	194,359	118,064	76,295
	Other debt securities	5,445	3,358	8,803	2,188	6,615
	Equities	25,926	16,362	42,288	28,227	14,061
	Canadian government guaranteed National Housing Act mortgage-backed securities	41,074	1,203	42,277	12,387	29,890
	Other liquid assets (2)	15,062	1,325	16,387	10,433	5,954
		$241,376	$118,209	$359,585	$171,438	$188,147
2019	Cash and deposits with banks	$17,359	$–	$17,359	$784	$16,575
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	85,881	86,205	172,086	100,203	71,883
	Other debt securities	4,928	3,139	8,067	1,838	6,229
	Equities	26,441	15,766	42,207	23,623	18,584
	Canadian government guaranteed National Housing Act mortgage-backed securities	41,378	876	42,254	11,627	30,627
	Other liquid assets (2)	11,196	463	11,659	6,864	4,795
		$187,183	$106,449	$293,632	$144,939	$148,693
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2020 Apr. 30	2019 Oct. 31
CIBC (parent)	$138,912	$108,878
Domestic subsidiaries	2,196	8,588
Foreign subsidiaries	47,039	31,227
	$188,147	$148,693

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $39.5 billion since October 31, 2019, primarily due to investments in liquid assets from funding proceeds, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

40	CIBC SECOND QUARTER 2020

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2020	Cash and deposits with banks	$–	$139	$55,332	$–	$55,471
Apr. 30	Securities	143,578	1,143	103,699	–	248,420
	Loans, net of allowance (3)	8,050	43,266	35,223	325,047	411,586
	Other assets	9,627	–	2,523	74,417	86,567
		$161,255	$44,548	$196,777	$399,464	$802,044
2019	Cash and deposits with banks	$–	$784	$16,575	$–	$17,359
Oct. 31	Securities	121,349	283	102,867	–	224,499
	Loans, net of allowance (3)	2,000	40,204	35,073	310,688	387,965
	Other assets	6,186	–	1,815	56,218	64,219
		$129,535	$41,271	$156,330	$366,906	$694,042
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guideline, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total high quality liquid assets	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

CIBC SECOND QUARTER 2020	41

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended April 30, 2020		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$137,868
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$171,393	14,615
3	Stable deposits	54,511	1,635
4	Less stable deposits	116,882	12,980
5	Unsecured wholesale funding, of which:	155,127	76,060
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	51,145	12,426
7	Non-operational deposits (all counterparties)	83,001	42,653
8	Unsecured debt	20,981	20,981
9	Secured wholesale funding	n/a	3,938
10	Additional requirements, of which:	113,912	27,828
11	Outflows related to derivative exposures and other collateral requirements	18,372	8,801
12	Outflows related to loss of funding on debt products	4,391	4,391
13	Credit and liquidity facilities	91,149	14,636
14	Other contractual funding obligations	3,206	3,206
15	Other contingent funding obligations	302,056	5,623
16	Total cash outflows	n/a	131,270
Cash inflows
17	Secured lending (e.g. reverse repos)	73,448	7,781
18	Inflows from fully performing exposures	19,904	9,537
19	Other cash inflows	8,383	8,383
20	Total cash inflows	$101,735	$25,701
			Total adjusted value
21	Total HQLA	n/a	$137,868
22	Total net cash outflows	n/a	$105,569
23	LCR	n/a	131%
$ millions, average of the three months ended January 31, 2020			Total adjusted value
24	Total HQLA	n/a	$124,297
25	Total net cash outflows	n/a	$99,553
26	LCR	n/a	125%
(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at April 30, 2020 increased to 131% from 125% in the prior quarter, as increases in term funding proceeds were invested in HQLA.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC Treasury, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

42	CIBC SECOND QUARTER 2020

The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at April 30, 2020	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$2,313	$319	$576	$268	$3,476	$–	$–	$3,476
Certificates of deposit and commercial paper	8,946	16,028	22,824	11,054	58,852	422	–	59,274
Bearer deposit notes and bankers’ acceptances	1,387	549	2,088	115	4,139	–	–	4,139
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	762	2,035	4,212	8,255	15,264	5,089	29,036	49,389
Senior unsecured structured notes	–	–	261	–	261	35	–	296
Covered bonds/asset-backed securities
Mortgage securitization	–	369	353	1,408	2,130	3,940	11,611	17,681
Covered bonds	–	1,947	–	997	2,944	3,807	13,786	20,537
Cards securitization	–	–	856	–	856	898	1,439	3,193
Subordinated liabilities	–	–	–	–	–	–	4,818	4,818
Other	–	–	–	–	–	10	287	297
	$13,408	$21,247	$31,170	$22,097	$87,922	$14,201	$60,977	$163,100
Of which:
Secured	$–	$2,316	$1,209	$2,405	$5,930	$8,645	$26,836	$41,411
Unsecured	13,408	18,931	29,961	19,692	81,992	5,556	34,141	121,689
	$13,408	$21,247	$31,170	$22,097	$87,922	$14,201	$60,977	$163,100
October 31, 2019	$12,037	$14,736	$25,065	$27,679	$79,517	$17,163	$51,113	$147,793
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at		2020 Apr. 30		2019 Oct. 31
CAD	$51.9	32%	$49.2	33%
USD	83.8	51	73.0	50
Other	27.4	17	25.6	17
	$163.1	100%	$147.8	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. On April 3, 2020, Fitch revised the rating outlook for seven Canadian banks, including CIBC, from stable to negative due to the disruption to economic activity and financial markets from the COVID-19 pandemic. At the same time, Fitch announced the formal implementation of a new bank rating criteria. For CIBC, this resulted in upgrades to the deposit rating and legacy senior debt rating from AA- to AA and downgrades to the subordinated indebtedness and subordinated indebtedness-NVCC ratings from A+ to A. These rating changes are solely the result of the criteria change and do not reflect any changes in Fitch’s view of the underlying credit fundamentals of CIBC.

Our credit ratings are summarized in the following table:

As at April 30, 2020	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Negative	Stable	Stable
(1)

DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR guideline.
n/a	Not applicable.

CIBC SECOND QUARTER 2020	43

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2020 Apr. 30	2019 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.3	0.2
Three-notch downgrade	0.4	0.3

Regulatory developments concerning liquidity

In April 2019, OSFI issued final net stable funding ratio (NSFR) guidelines following industry and public consultation, clarifying details of the NSFR implementation and its application to the Canadian financial sector. Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR guideline, the NSFR standard aims to promote long-term resilience of the financial sector by ensuring banks maintain a sustainable funding structure appropriate to the composition of their assets and off-balance sheet activities. D-SIBs were required to comply with the final NSFR guidelines beginning January 2020. In April 2019, OSFI also issued “Net Stable Funding Ratio Disclosure Requirements”, which requires public disclosures to be produced beginning in the first quarter of 2021. Consistent with the requirements, we submit the NSFR on a quarterly basis to OSFI and to the BCBS twice annually.

In December 2019, OSFI issued revisions to “Guideline B-6 – Liquidity Principles” for implementation on January 1, 2020. The guideline sets out the principles that provide the framework within which OSFI assesses the content and effectiveness of institutions’ management of liquidity risk. The changes aim to ensure that the guideline remains current and relevant and to provide additional clarity on OSFI’s expectations regarding institutions’ liquidity risk management practices. CIBC maintains a liquidity management framework that is periodically assessed to ensure it aligns with the bank’s risk appetite as well as the prudential standards outlined in the guideline.

Developments related to the COVID-19 pandemic

As a result of economic instability caused by the COVID-19 pandemic, the Bank of Canada enacted a series of measures to support the continuous functioning of financial markets through the provision of liquidity. These measures include the introduction of the Bankers’ Acceptance Purchase Facility (BAPF), the expansion of asset buyback programs, and increases in the size, frequency and collateral eligibility of term repo operations. In addition, the Bank of Canada introduced the Standing Term Liquidity Facility (STLF) to complement existing tools to provide liquidity and enhance the resilience of the Canadian financial system.

Furthermore, as part of the Government of Canada’s COVID-19 Economic Response Plan, a revised Insured Mortgage Purchase Program (IMPP) has been established to purchase up to $150 billion of insured mortgage pools through the Canada Mortgage and Housing Corporation (CMHC).

Participation in these programs, as and when appropriate, complements CIBC’s liquidity and funding strategy, which includes the objective of maintaining the strength and soundness of our consolidated balance sheet. CIBC remains well-positioned to meet cash flow expectations and the needs of our clients throughout the COVID-19 pandemic.

Please refer to the “Regulatory developments arising from the COVID-19 pandemic” section for additional details on announcements made by OSFI and the BCBS in response to changes in market conditions arising from the COVID-19 pandemic.

44	CIBC SECOND QUARTER 2020

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at April 30, 2020	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$37,768	$–	$–	$–	$–	$–	$–	$–	$–	$37,768
Interest-bearing deposits with banks	17,703	–	–	–	–	–	–	–	–	17,703
Securities	2,903	4,554	3,428	2,649	5,094	15,018	41,037	32,332	26,791	133,806
Cash collateral on securities borrowed	5,732	–	–	–	–	–	–	–	–	5,732
Securities purchased under resale agreements	40,094	17,398	5,690	1,694	1,098	–	–	–	–	65,974
Loans
Residential mortgages	2,908	7,531	12,510	10,169	9,392	45,160	116,050	8,931	603	213,254
Personal	732	773	967	1,029	1,326	453	2,859	2,699	31,489	42,327
Credit card	235	471	706	706	706	2,826	5,564	–	–	11,214
Business and government	15,033	6,137	5,179	5,627	8,976	24,821	54,248	16,483	11,351	147,855
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,064)	(3,064)
Derivative instruments	4,186	4,396	2,233	2,991	1,729	4,053	7,809	12,922	–	40,319
Customers’ liability under acceptances	7,762	1,072	148	1	10	–	–	–	–	8,993
Other assets	–	–	–	–	–	–	–	–	37,255	37,255
	$135,056	$42,332	$30,861	$24,866	$28,331	$92,331	$227,567	$73,367	$104,425	$759,136
October 31, 2019	$86,873	$37,026	$27,740	$26,478	$23,115	$78,483	$201,231	$59,883	$110,775	$651,604
Liabilities
Deposits (1)	$23,669	$34,099	$46,654	$28,466	$31,171	$24,858	$59,649	$12,215	$283,007	$543,788
Obligations related to securities sold short	14,939	–	–	–	–	–	–	–	–	14,939
Cash collateral on securities lent	1,572	–	–	–	–	–	–	–	–	1,572
Obligations related to securities sold under repurchase agreements	41,023	13,922	5,971	49	17,312	1,500	–	–	–	79,777
Derivative instruments	3,990	4,851	2,595	5,160	2,254	4,920	6,575	10,843	–	41,188
Acceptances	7,820	1,072	148	1	10	–	–	–	–	9,051
Other liabilities	22	46	68	68	68	264	634	462	22,118	23,750
Subordinated indebtedness	–	–	–	–	–	–	–	4,818	–	4,818
Equity	–	–	–	–	–	–	–	–	40,253	40,253
	$93,035	$53,990	$55,436	$33,744	$50,815	$31,542	$66,858	$28,338	$345,378	$759,136
October 31, 2019	$88,803	$43,539	$44,607	$33,034	$26,078	$31,643	$54,407	$22,781	$306,712	$651,604
(1)

Comprises $194.1 billion (October 31, 2019: $178.1 billion) of personal deposits; $332.2 billion (October 31, 2019: $296.4 billion) of business and government deposits and secured borrowings; and $17.5 billion (October 31, 2019: $11.2 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2020	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,069	$7,734	$3,404	$3,912	$5,390	$14,217	$50,380	$2,177	$165,578	$253,861
Securities lending (2)	38,527	3,520	1,450	–	–	–	–	–	–	43,497
Standby and performance letters of credit	2,446	2,116	2,107	3,434	2,115	613	897	108	–	13,836
Backstop liquidity facilities	3	85	1,001	9,560	92	419	14	–	–	11,174
Documentary and commercial letters of credit	43	61	65	23	–	–	27	–	–	219
Other	1,321	–	–	–	–	–	–	–	–	1,321
	$43,409	$13,516	$8,027	$16,929	$7,597	$15,249	$51,318	$2,285	$165,578	$323,908
October 31, 2019	$42,113	$21,669	$9,059	$8,063	$5,825	$14,784	$50,210	$2,979	$158,076	$312,778
(1)	Includes $127.5 billion (October 31, 2019: $122.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.6 billion (October 31, 2019: $1.8 billion) for cash because it is reported on the interim consolidated balance sheet.

CIBC SECOND QUARTER 2020	45

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at April 30, 2020 (1)	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (2)	$105	$274	$228	$169	$147	$489	$747	$241	$2,400
Future lease commitments	–	–	4	8	11	44	130	1,237	1,434
Underwriting commitments	258	–	–	–	–	–	–	–	258
Investment commitments	–	–	2	5	–	1	9	216	233
Pension contributions (3)	100	–	–	–	–	–	–	–	100
	$463	$274	$234	$182	$158	$534	$886	$1,694	$4,425
October 31, 2019	$222	$335	$399	$365	$344	$981	$1,882	$3,582	$8,110

(1)

Effective November 1, 2019, this table excludes operating lease obligations that are accounted for under IFRS 16, which resulted in on-balance recognition for most operating lease commitments. Lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset, continue to be recognized in this table. Following our adoption of IFRS 16, this table also excludes operating and tax expenses relating to lease commitments. For further details about our transition to IFRS 16, see Note 1 to our interim consolidated financial statements.

(2)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 74 to 77 of our 2019 Annual Report.

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2019 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2019, except that CIBC adopted IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Income Tax Treatments” (IFRIC 23) and early adopted “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (the “IBOR Amendments”) effective November 1, 2019.

The financial accounting impact of IFRS 16 is described in Note 1 to our interim consolidated financial statements. Our adoption of IFRS 16 also reduced our CET1 ratio by 2 basis points at transition (see the “Capital management – Regulatory capital” section).

There was no impact from the adoption of IFRIC 23.

The early adoption of the IBOR Amendments as discussed under “Other regulatory developments” below required us to provide additional disclosure in Note 1 to our interim consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates in the critical accounting policies discussed on pages 78 to 83 of our 2019 Annual Report could have a material impact on our financial results. As discussed in the “Significant events” section, the COVID-19 pandemic and the restrictions imposed by government bodies around the world to limit its spread, such as the forced closure of non-essential businesses and other social distancing measures, have disrupted the global economy, resulted in declines and volatility in financial markets, and negatively impacted the expectation for the financial performance of businesses around the world. This gives rise to heightened uncertainty as it relates to our critical accounting estimates and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates relating to impairment of financial assets, determining the fair value of financial instruments, and asset impairment. Updates to these sections have therefore been provided to consider the impact of the COVID-19 pandemic. No other significant changes have occurred with respect to our critical accounting estimates since our 2019 Annual Report.

Impairment of financial assets

The ECL impairment requirements of IFRS 9 “Financial Instruments” (IFRS 9) require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results.

The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in respect of all of these elements. See Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of the COVID-19 pandemic.

46	CIBC SECOND QUARTER 2020

Determination of fair value of financial instruments

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. Due to the significant market uncertainty as a result of the COVID-19 pandemic, trading levels of certain financial instruments have been negatively impacted and market volatility was significantly elevated during the quarter. As part of our process to determine the fair value of financial instruments, and in response to the lack of price discovery and widening bid-ask spreads, we have applied a heightened level of judgment to a broader population of financial instruments than would otherwise generally be required with the objective of determining the fair value that is most representative of those financial instruments under current market conditions.

For further details of the valuation of our financial assets and liabilities, see Note 3 to our interim consolidated financial statements.

As at April 30, 2020, the total valuation adjustments related to financial instruments carried at fair value on our interim consolidated balance sheet was $447 million (October 31, 2019: $260 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Asset impairment

As at April 30, 2020 we had goodwill of $5,671 million (October 31, 2019: $5,449 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and valuation multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.

Given the disruption in economic and market activities caused by the COVID-19 pandemic, we assessed whether there were indicators that goodwill may be impaired. This assessment required the application of heightened judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic, particularly in evaluating the impact on medium and long-term forecasted earnings. Implicit in our economic outlook is the assumption that the forced closure of non-essential businesses and other social distancing restrictions will ease in the latter half of 2020 and 2021 such that the economy will recover from the COVID-19 pandemic and return to more normal levels of economic growth. As discussed in Note 4 to our interim consolidated financial statements, we recognized a goodwill impairment charge of $28 million on our CIBC FirstCaribbean CGU. In respect of our other CGUs, we concluded that there were no indicators of impairment as at April 30, 2020. Actual experience may differ materially from these expectations, including in relation to the duration and severity of economic contraction and the ultimate timing and extent of a future recovery, which could lead to reductions in the recoverable amounts of our CGUs, which in turn may result in an impairment charge.

Accounting developments

For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 31 to the consolidated financial statements included in our 2019 Annual Report.

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including the London Interbank Offered Rate (LIBOR)) are the subject of international regulatory guidance and proposals for reform. The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. Accordingly, this uncertainty in respect of relevant benchmarks may adversely affect the value of, return on, or trading market for contracts linked to any such benchmark.

A significant number of CIBC’s derivatives, lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond December 2021. CIBC also holds securities that reference interbank offered rates.

In response to the proposed reforms to interest rate benchmarks, CIBC has established an Enterprise IBOR Transition Program (the “Program”) that is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Technology and Operations, Risk Management, Legal, and Finance and Treasury, to assess the impact across all of our products and to manage the process through transition. A comprehensive initial impact assessment of contracts that reference various interbank offered rates has been completed to develop an enterprise-wide project plan to support the Program. Key features of this plan include:

•	Development of detailed business-level remediation plans for affected contracts, processes and systems;
•	An enterprise-wide communication strategy, which includes both external and internal stakeholders; and
•	Formalization of an enterprise-wide exposure management process.

An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program, including:

•	Ensuring key project milestones are met;
•	Providing direction and guidance on a holistic basis;
•	Reviewing and resolving key issues and risks; and
•	Ensuring that our transition strategies and any transition actions remain consistent with CIBC’s overall strategy, risk appetite, and control framework.

The Program provides regular updates to senior management, including the Executive Committee.

CIBC SECOND QUARTER 2020	47

Current and future accounting policy changes relating to interest rate benchmark reform

The IASB is addressing the interest rate benchmark reform and its effects on financial reporting in two phases. The first phase focuses on issues affecting financial reporting in the period before the interest rate benchmark reform, and the second phase focuses on potential issues that might affect financial reporting once the existing rate is replaced with an alternative rate. In September 2019, the IASB finalized phase one through the issuance of “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides specific disclosure requirements for the affected hedging relationships.

As permitted under IFRS 9, we previously elected to continue to apply the hedge accounting requirements of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and as a result, only the amendments to IAS 39 and IFRS 7 “Financial Instruments: Disclosures” apply to us. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2020. We elected to early adopt the amendments effective November 1, 2019 to prepare for uncertainties that may increase related to IBOR reform. This required us to provide additional disclosure related to hedging derivatives that might be impacted by IBOR reform, which can be found in Note 1 to our interim consolidated financial statements.

In April 2020, the IASB issued an exposure draft related to the second phase of the project.

CIBC continues to actively engage with the industry through various working groups to ensure alignment with market developments in relevant jurisdictions, and will continue to monitor developments in this area including accounting developments intended to address interest rate benchmark reform.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2020 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2019. For additional information, refer to pages 85 and 181 of our 2019 Annual Report.

48	CIBC SECOND QUARTER 2020

Interim consolidated financial statements

(Unaudited)

Contents

50	Consolidated balance sheet

51	Consolidated statement of income

52	Consolidated statement of comprehensive income

53	Consolidated statement of changes in equity

54	Consolidated statement of cash flows

55	Notes to the interim consolidated financial statements

55	Note 1	–	Changes in accounting policies

57	Note 2	–	Impact of COVID-19

59	Note 3	–	Fair value measurement

64	Note 4	–	Significant transactions

65	Note 5	–	Securities

67	Note 6	–	Loans

75	Note 7	–	Deposits

75	Note 8	–	Share capital

76	Note 9	–	Post-employment benefits

77	Note 10	–	Income taxes

77	Note 11	–	Earnings per share

78	Note 12	–	Contingent liabilities and provisions

79	Note 13	–	Interest income and expense

79	Note 14	–	Segmented information

CIBC SECOND QUARTER 2020	49

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2020 Apr. 30	2019 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$37,768	$3,840
Interest-bearing deposits with banks	17,703	13,519
Securities (Note 5)	133,806	121,310
Cash collateral on securities borrowed	5,732	3,664
Securities purchased under resale agreements	65,974	56,111
Loans (Note 6)
Residential mortgages	213,254	208,652
Personal	42,327	43,651
Credit card	11,214	12,755
Business and government	147,855	125,798
Allowance for credit losses	(3,064)	(1,915)
	411,586	388,941
Other
Derivative instruments	40,319	23,895
Customers’ liability under acceptances	8,993	9,167
Land, buildings and equipment	3,064	1,813
Goodwill	5,671	5,449
Software and other intangible assets	1,968	1,969
Investments in equity-accounted associates and joint ventures	614	586
Deferred tax assets	548	517
Other assets	25,390	20,823
	86,567	64,219
	$759,136	$651,604
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$194,080	$178,091
Business and government	290,800	257,502
Bank	17,497	11,224
Secured borrowings	41,411	38,895
	543,788	485,712
Obligations related to securities sold short	14,939	15,635
Cash collateral on securities lent	1,572	1,822
Obligations related to securities sold under repurchase agreements	79,777	51,801
Other
Derivative instruments	41,188	25,113
Acceptances	9,051	9,188
Deferred tax liabilities	36	38
Other liabilities	23,714	19,031
	73,989	53,370
Subordinated indebtedness	4,818	4,684
Equity
Preferred shares (Note 8)	2,825	2,825
Common shares (Note 8)	13,722	13,591
Contributed surplus	119	125
Retained earnings	21,238	20,972
Accumulated other comprehensive income (AOCI)	2,165	881
Total shareholders’ equity	40,069	38,394
Non-controlling interests	184	186
Total equity	40,253	38,580
	$759,136	$651,604

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC SECOND QUARTER 2020

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars, except as noted	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Interest income (Note 13) (1)
Loans	$3,658	$3,986	$3,875	$7,644	$7,888
Securities	698	730	697	1,428	1,352
Securities borrowed or purchased under resale agreements	278	364	357	642	721
Deposits with banks	68	102	96	170	188
	4,702	5,182	5,025	9,884	10,149
Interest expense (Note 13)
Deposits	1,608	1,983	2,123	3,591	4,265
Securities sold short	63	75	76	138	147
Securities lent or sold under repurchase agreements	207	295	312	502	570
Subordinated indebtedness	44	46	45	90	92
Other	18	22	9	40	19
	1,940	2,421	2,565	4,361	5,093
Net interest income	2,762	2,761	2,460	5,523	5,056
Non-interest income
Underwriting and advisory fees	116	126	155	242	258
Deposit and payment fees	197	222	221	419	448
Credit fees	240	254	232	494	461
Card fees	85	122	114	207	231
Investment management and custodial fees	339	350	314	689	629
Mutual fund fees	384	409	396	793	789
Insurance fees, net of claims	95	102	109	197	221
Commissions on securities transactions	110	81	75	191	158
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	73	265	237	338	413
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	(16)	11	19	(5)	23
Foreign exchange other than trading	68	58	70	126	161
Income from equity-accounted associates and joint ventures	24	18	23	42	45
Other	101	76	117	177	214
	1,816	2,094	2,082	3,910	4,051
Total revenue	4,578	4,855	4,542	9,433	9,107
Provision for credit losses (Note 6)	1,412	261	255	1,673	593
Non-interest expenses
Employee compensation and benefits (Note 12)	1,479	1,897	1,421	3,376	2,821
Occupancy costs	215	206	222	421	442
Computer, software and office equipment	479	470	461	949	905
Communications	82	75	81	157	156
Advertising and business development	72	77	90	149	171
Professional fees	49	50	51	99	100
Business and capital taxes	29	36	24	65	56
Other	299	254	238	553	697
	2,704	3,065	2,588	5,769	5,348
Income before income taxes	462	1,529	1,699	1,991	3,166
Income taxes	70	317	351	387	636
Net income	$392	$1,212	$1,348	$1,604	$2,530
Net income (loss) attributable to non-controlling interests	$(8)	$7	$7	$(1)	$11
Preferred shareholders	$30	$31	$28	$61	$51
Common shareholders	370	1,174	1,313	1,544	2,468
Net income attributable to equity shareholders	$ 400	$ 1,205	$ 1,341	$ 1,605	$ 2,519
Earnings per share (in dollars) (Note 11)
Basic	$0.83	$2.64	$2.96	$3.47	$5.56
Diluted	0.83	2.63	2.95	3.46	5.55
Dividends per common share (in dollars)	1.46	1.44	1.40	2.90	2.76
(1)

Interest income included $4.2 billion for the quarter ended April 30, 2020 (January 31, 2020: $4.7 billion; April 30, 2019: $4.6 billion) and $8.9 billion for the six months ended April 30, 2020 (April 30, 2019: $9.2 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2020	51

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Net income	$392	$1,212	$1,348	$1,604	$2,530
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	1,795	162	616	1,957	550
Net gains (losses) on hedges of investments in foreign operations	(990)	(85)	(333)	(1,075)	(295)
	805	77	283	882	255
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	47	44	50	91	148
Net (gains) losses reclassified to net income	(4)	(6)	(14)	(10)	(20)
	43	38	36	81	128
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	43	(11)	55	32	99
Net (gains) losses reclassified to net income	150	14	(13)	164	(14)
	193	3	42	196	85
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	248	(105)	(8)	143	(143)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	37	(22)	(6)	15	4
Net gains (losses) on equity securities designated at FVOCI	(38)	36	(3)	(2)	(1)
Total OCI (1)	1,288	27	344	1,315	328
Comprehensive income	$1,680	$1,239	$1,692	$2,919	$2,858
Comprehensive income (loss) attributable to non-controlling interests	$(8)	$7	$7	$(1)	$11
Preferred shareholders	$30	$31	$28	$61	$51
Common shareholders	1,658	1,201	1,657	2,859	2,796
Comprehensive income attributable to equity shareholders	$1,688	$1,232	$1,685	$2,920	$2,847

(1)  Includes $28 million of gains for the quarter ended April 30, 2020 (January 31, 2020: $4 million of losses; April 30, 2019: $18 million of gains) and $24 million of gains for the six months ended April 30, 2020 (April 30, 2019: $31 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(14)	$(1)	$(4)	$(15)	$(4)
Net gains (losses) on hedges of investments in foreign operations	22	–	4	22	2
	8	(1)	–	7	(2)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	1	(12)	(2)	(11)	(20)
Net (gains) losses reclassified to net income	2	2	5	4	7
	3	(10)	3	(7)	(13)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(15)	4	(20)	(11)	(36)
Net (gains) losses reclassified to net income	(54)	(5)	5	(59)	6
	(69)	(1)	(15)	(70)	(30)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(88)	36	3	(52)	45
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(14)	8	2	(6)	(2)
Net gains (losses) on equity securities designated at FVOCI	13	(13)	1	–	1
	$(147)	$19	$(6)	$(128)	$(1)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

52	CIBC SECOND QUARTER 2020

Consolidated statement of changes in equity

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Preferred shares (Note 8)
Balance at beginning of period	$2,825	$2,825	$2,575	$2,825	$2,250
Issue of preferred shares	–	–	–	–	325
Balance at end of period	$2,825	$2,825	$2,575	$2,825	$2,575
Common shares (Note 8)
Balance at beginning of period	$13,669	$13,591	$13,350	$13,591	$13,243
Issue of common shares	78	123	96	201	200
Purchase of common shares for cancellation	(22)	(46)	–	(68)	–
Treasury shares	(3)	1	(3)	(2)	–
Balance at end of period	$13,722	$13,669	$13,443	$13,722	$13,443
Contributed surplus
Balance at beginning of period	$123	$125	$131	$125	$136
Compensation expense arising from equity-settled share-based awards	4	3	5	7	9
Exercise of stock options and settlement of other equity-settled share-based awards	(7)	(4)	(11)	(11)	(20)
Other	(1)	(1)	–	(2)	–
Balance at end of period	$119	$123	$125	$119	$125
Retained earnings
Balance at beginning of period before accounting policy changes	$21,543	$20,972	n/a	$20,972	$18,537
Impact of adopting IFRS 15 at November 1, 2018	n/a	n/a	n/a	n/a	6
Impact of adopting IFRS 16 at November 1, 2019 (Note 1)	21 (1)	127	n/a	148	n/a
Balance at beginning of period after accounting policy changes	21,564	21,099	$19,101	21,120	18,543
Net income attributable to equity shareholders	400	1,205	1,341	1,605	2,519
Dividends
Preferred	(30)	(31)	(28)	(61)	(51)
Common	(649)	(641)	(621)	(1,290)	(1,224)
Premium on purchase of common shares for cancellation	(47)	(119)	–	(166)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	2	29	2	31	11
Other	(2)	1	(2)	(1)	(5)
Balance at end of period	$21,238	$21,543	$19,793	$21,238	$19,793
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,070	$993	$996	$993	$1,024
Net change in foreign currency translation adjustments	805	77	283	882	255
Balance at end of period	$1,875	$1,070	$1,279	$1,875	$1,279
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$115	$77	$(47)	$77	$(139)
Net change in securities measured at FVOCI	43	38	36	81	128
Balance at end of period	$158	$115	$(11)	$158	$(11)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$116	$113	$25	$113	$(18)
Net change in cash flow hedges	193	3	42	196	85
Balance at end of period	$309	$116	$67	$309	$67
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(468)	$(363)	$(278)	$(363)	$(143)
Net change in post-employment defined benefit plans	248	(105)	(8)	143	(143)
Balance at end of period	$(220)	$(468)	$(286)	$(220)	$(286)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(6)	$16	$(2)	$16	$(12)
Net change attributable to changes in credit risk	37	(22)	(6)	15	4
Balance at end of period	$31	$(6)	$(8)	$31	$(8)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$52	$45	$58	$45	$65
Net gains (losses) on equity securities designated at FVOCI	(38)	36	(3)	(2)	(1)
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(2)	(29)	(2)	(31)	(11)
Balance at end of period	$12	$52	$53	$12	$53
Total AOCI, net of income tax	$2,165	$879	$1,094	$2,165	$1,094
Non-controlling interests
Balance at beginning of period	$191	$186	$174	$186	$173
Net income attributable to non-controlling interests	(8)	7	7	(1)	11
Dividends	(9)	(2)	(2)	(11)	(4)
Other	10	–	4	10	3
Balance at end of period	$184	$191	$183	$184	$183
Equity at end of period	$40,253	$39,230	$37,213	$40,253	$37,213
(1)	Revised from the amount previously presented.
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2020	53

Consolidated statement of cash flows

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$392	$1,212	$1,348	$1,604	$2,530
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	1,412	261	255	1,673	593
Amortization and impairment (1)	280	246	178	526	349
Stock options and restricted shares expense	4	3	5	7	9
Deferred income taxes	(67)	(93)	85	(160)	85
Losses (gains) from debt securities measured at FVOCI and amortized cost	16	(11)	(19)	5	(23)
Net losses (gains) on disposal of land, buildings and equipment	3	1	(1)	4	(1)
Other non-cash items, net	(624)	(68)	(181)	(692)	(365)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(1,726)	(2,458)	2,255	(4,184)	3,082
Loans, net of repayments	(18,853)	(4,116)	(8,051)	(22,969)	(11,352)
Deposits, net of withdrawals	43,555	12,718	11,433	56,273	13,783
Obligations related to securities sold short	(2,487)	1,791	(1,247)	(696)	406
Accrued interest receivable	(98)	151	(171)	53	(106)
Accrued interest payable	3	(112)	199	(109)	141
Derivative assets	(15,084)	(1,356)	(935)	(16,440)	(693)
Derivative liabilities	15,675	252	(531)	15,927	1,797
Securities measured at FVTPL	5,859	(9,009)	(8,865)	(3,150)	(10,283)
Other assets and liabilities measured/designated at FVTPL	879	(1,050)	860	(171)	722
Current income taxes	(26)	1,242	(135)	1,216	(287)
Cash collateral on securities lent	(50)	(200)	(772)	(250)	(843)
Obligations related to securities sold under repurchase agreements	22,637	5,339	7,027	27,976	18,668
Cash collateral on securities borrowed	896	(2,964)	(317)	(2,068)	209
Securities purchased under resale agreements	(8,414)	(807)	3,201	(9,221)	(4,682)
Other, net	(143)	(297)	(1,320)	(440)	(3,622)
	44,039	675	4,301	44,714	10,117
Cash flows provided by (used in) financing activities
Issue of preferred shares, net of issuance cost	–	–	–	–	321
Issue of common shares for cash	35	83	38	118	76
Purchase of common shares for cancellation	(69)	(165)	–	(234)	–
Net sale (purchase) of treasury shares	(3)	1	(3)	(2)	–
Dividends paid	(643)	(636)	(602)	(1,279)	(1,171)
Repayment of lease liabilities	(77)	(75)	–	(152)	–
	(757)	(792)	(567)	(1,549)	(774)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(17,997)	(9,821)	(9,067)	(27,818)	(20,291)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	1,621	3,757	3,665	5,378	7,420
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	6,028	7,145	1,777	13,173	3,404
Net sale (purchase) of land, buildings and equipment	(49)	(62)	(57)	(111)	(112)
	(10,397)	1,019	(3,682)	(9,378)	(9,579)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	129	12	38	141	34
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	33,014	914	90	33,928	(202)
Cash and non-interest-bearing deposits with banks at beginning of period	4,754	3,840	4,088	3,840	4,380
Cash and non-interest-bearing deposits with banks at end of period (2)	$37,768	$4,754	$4,178	$37,768	$4,178
Cash interest paid	$1,937	$2,533	$2,366	$4,470	$4,952
Cash interest received	4,384	5,139	4,681	9,523	9,700
Cash dividends received	220	194	173	414	343
Cash income taxes paid (received)	163	(832)	401	(669)	838
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $698 million (January 31, 2020: $493 million; April 30, 2019: $439 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

54	CIBC SECOND QUARTER 2020

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2019.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2020.

Note 1.    Changes in accounting policies

(a)    Current period changes in accounting policies

IFRS 16 “Leases” (IFRS 16)

CIBC adopted IFRS 16 as at November 1, 2019 in place of prior guidance, IAS 17 “Leases” (IAS 17). For lessees, the new standard required on-balance sheet recognition for most leases that were considered operating leases under IAS 17, which resulted in the gross-up of the balance sheet through the recognition of a right-of-use asset and a corresponding liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability replaced the operating lease expense. Accounting for leases by lessors remains mostly unchanged from IAS 17; however, intermediate lessors are required to reassess subleases by reference to the right-of-use asset arising from the head lease which could result in on-balance sheet recognition for certain subleases previously classified as operating subleases. The application of IFRS 16 mainly applied to our office and banking centre leases, as well as certain subleases previously classified as operating subleases.

We applied IFRS 16 using the modified retrospective approach, without restatement of comparative periods. As at November 1, 2019, the adoption of IFRS 16 resulted in the recognition of approximately $1.7 billion of lease liabilities and $1.6 billion of right-of-use assets. The amount of the right-of-use assets recognized was determined based on the amount of the lease liabilities less the existing deferred rent liabilities as at October 31, 2019. Furthermore, the reassessment of certain subleases related to a previously recognized finance lease property, a portion of which is rented out and considered investment property, resulted in an increase in net assets as a result of the recognition of additional sublease-related assets, net of the derecognition of amounts related to the corresponding head lease. The after-tax impact to retained earnings as a result of adopting IFRS 16 was an increase of $0.1 billion.

In addition, the following permitted recognition exemptions and practical expedients have been applied:

•

A single discount rate curve has been applied to portfolios of leases with reasonable similar characteristics at the date of application. The weighted average incremental borrowing rate applied on our existing lease portfolio was 2.31%.

•	In contracts where we are the lessee, we have not reassessed contracts that were identified as finance leases under the previous accounting standard (IAS 17).
•	We have elected to exclude leases of assets considered as low value and short-term leases with a remaining term of less than 12 months.
•

We have applied the onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review of our right-of-use assets as at November 1, 2019. Where an onerous lease provision was recorded on a lease, the right-of-use asset has been reduced by the amount of that provision on transition and no further impairment review was performed.

•

We have elected not to separate lease and non-lease components of a lease contract when calculating the lease liability and corresponding right-of-use asset for certain classes of assets. Non-lease components may consist of, but are not limited to, common area maintenance expenses and utility charges. Other occupancy costs not within the scope of IFRS 16 will continue to be recorded as operating expenses.

The following table reconciles the operating lease commitments as at October 31, 2019 disclosed under IAS 17 to the opening lease liabilities as at the initial date of application, November 1, 2019:

$ millions
Operating lease commitments as at October 31, 2019	$5,547
Less: Operating and tax expenses related to the lease commitments	(2,477)
Less: Impact of future lease commitments not yet commenced (1)	(1,434)
Adjustments as a result of renewal and termination assumptions	306
Impact of discounting	(230)
Lease liability recognized as at November 1, 2019	$1,712
(1)	Mainly related to CIBC Square lease commitments that are expected to commence in the fourth quarter of 2020.

CIBC SECOND QUARTER 2020	55

Our revised accounting policies in accordance with this adoption are effective November 1, 2019 and are discussed below.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Land, buildings and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets”.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides disclosure requirements related to interest rate benchmark reform.

Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2020.

CIBC elected to early adopt the amendments effective November 1, 2019 to prepare for uncertainties that may increase relating to the timing or amount of benchmark-based cash flows of hedged items and hedging instruments. The relief provided in the amendments allows hedge accounting to continue during the period of uncertainty before the replacement of existing interest rate benchmarks with an alternative rate. Significant judgment is involved in identifying the hedge accounting relationships that are directly affected by interest rate benchmark reform as different jurisdictions are transitioning at different stages and may adopt different transition approaches.

The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit London Interbank Offered Rate (LIBOR) rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. As at November 1, 2019, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to US LIBOR, EURIBOR, and GBP LIBOR, with a maturity date beyond December 31, 2021, was $58 billion. We also continue to monitor benchmark rates in other jurisdictions as they continue to evaluate benchmark reform.

In April 2020, the IASB issued an exposure draft related to the second phase of the Interest Rate Benchmark Reform project which addresses issues that might affect financial reporting once an existing rate is replaced with an alternative rate. We will continue to monitor developments in this area.

We previously established an enterprise-wide transition program to assess the impact of interest rate benchmark reform and manage the process to transition to alternative benchmark rates. For details on this program, refer to the “Other regulatory developments” section of management’s discussion and analysis (MD&A).

International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23)

CIBC adopted IFRIC 23 as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

(b)    Future accounting policy changes

Transition to IFRS 17

IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”, and was originally effective for annual periods beginning on or after January 1, 2021. In June 2019, the IASB released an exposure draft proposing a number of amendments to IFRS 17, including a deferral of the effective date by one year. Subsequent to the comment period and further deliberation by the IASB staff throughout 2019 and into early 2020, the IASB has made tentative decisions on all of the proposed amendments, with a target date to issue the amended IFRS 17 standard by mid-2020. Included in the tentative decisions in March 2020 is the deferral of the effective date of IFRS 17 to annual periods beginning on or after January 1, 2023, which is a two-year deferral from the original effective date, and for us, will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts.

We continue to evaluate the impact of IFRS 17 on our consolidated financial statements.

For details on other future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2019 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2020.

56	CIBC SECOND QUARTER 2020

Note 2.    Impact of COVID-19

During the second quarter of 2020, the novel coronavirus disease (COVID-19) pandemic and the restrictions imposed by government bodies around the world to limit its spread, including the forced closure of non-essential businesses and other social distancing measures, have disrupted the global economy, resulted in declines and volatility in financial markets, and negatively impacted the expectation for the financial performance of businesses around the world. This has increased the uncertainty inherent in our significant estimates and assumptions, and resulted in the introduction of new arrangements and programs.

Impact on estimates and assumptions

As disclosed in our 2019 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

The COVID-19 pandemic gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to allowance for credit losses, valuation of financial instruments, and asset impairment.

Allowance for credit losses

The uncertainty created by the global COVID-19 pandemic has increased the level of judgment applied in estimating allowance for credit losses. See Note 6 for more information.

Valuation of financial instruments

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. Due to the significant market uncertainty as a result of the COVID-19 pandemic, trading levels of certain financial instruments have been negatively impacted and market volatility was significantly elevated during the quarter. As part of our process to determine the fair value of financial instruments, and in response to the lack of price discovery and widening bid-ask spreads, we have applied a heightened level of judgment to a broader population of financial instruments than would otherwise generally be required with the objective of determining the fair value that is most representative of those financial instruments under current market conditions.

For further details of the valuation of our financial assets and liabilities, see Note 3.

As at April 30, 2020, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $447 million (October 31, 2019: $260 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Asset impairment

Given the disruption in economic and market activities caused by the COVID-19 pandemic, we assessed whether there were indicators that goodwill may be impaired. This assessment required the application of heightened judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic, particularly in evaluating the impact on medium and long-term forecasted earnings. Implicit in our economic outlook is the assumption that the forced closure of non-essential businesses and other social distancing measures will ease in the latter half of 2020 and 2021 such that the economy will recover from the COVID-19 pandemic and return to more normal levels of economic growth. As discussed in Note 4, we recognized a goodwill impairment charge of $28 million on our FirstCaribbean International Bank Limited (CIBC FirstCaribbean) cash-generating unit (CGU). In respect of our other CGUs, we concluded that there were no indicators of impairment as at April 30, 2020. Actual experience may differ materially from these expectations, including in relation to the duration and severity of economic contraction and the ultimate timing and extent of a future recovery, which could lead to future reductions in the recoverable amounts of our CGUs, which in turn may result in an impairment charge.

Government lending programs in response to COVID-19

During the quarter, the Government of Canada introduced the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP) to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges during the current period of significant uncertainty caused by the COVID-19 pandemic. In addition, the U.S. federal government introduced the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). These programs, and the associated accounting impact, that involve CIBC together with other financial institutions in various capacities are described in further detail below.

Canada Emergency Business Account program

The purpose of the CEBA is to provide interest-free, partially forgivable loans of up to $40,000 to qualifying small businesses and not-for-profit organizations to help cover their operating costs during a period when their revenues have been temporarily reduced. The CEBA program is underwritten by Export Development Canada (EDC), and utilizes the infrastructure of eligible financial institutions, including CIBC, to provide loans that are partially forgivable to existing clients of these financial institutions, including CIBC, that meet the underwriting standards of EDC. Loans advanced under the CEBA program are not recognized on our consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. EDC provides a fee to participating financial institutions which is intended to reimburse the costs associated with administering the loans, which we recognize as a reduction of other non-interest expenses. As at April 30, 2020, loans of $1.9 billion had been provided to CIBC clients under the CEBA program.

CIBC SECOND QUARTER 2020	57

Loan guarantee for small and medium-sized enterprises under BCAP

This program is designed to encourage lending to existing clients. Under this program, a subprogram under BCAP, EDC will guarantee 80% of new qualifying operating credit and cash flow term loans of up to $6.25 million to small and medium-sized enterprises. Loans provided under this program are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. Similar to existing guarantee arrangements, the guarantee from EDC on these loans is reflected in our estimate of expected credit losses. Associated fees paid or received under this program are accounted for over the expected life of the loan using the effective interest rate method. As at April 30, 2020, no loans have been provided to our clients under this program.

Co-lending program for small and medium-sized enterprises (“co-lend program”) under BCAP

Under the co-lend program, a subprogram under BCAP, the Business Development Bank of Canada (BDC) and participating financial institutions co-lend term loans to help qualifying businesses meet their operational cash flow requirements. BDC finances 80% of the loans, with CIBC financing the remaining 20%. The program offers differing maximum financing amounts based on business revenues. Loans originated under this program would be interest-only for the first 12 months. We recognize our 20% interest in loans originated under this program on our consolidated balance sheet as business and government loans classified at amortized cost, to which expected credit losses are applied. The remaining 80% interest financed by BDC is not recognized on our consolidated balance sheet as the risks and rewards, including all interest and credit losses, are passed to BDC. The servicing fee paid by BDC to CIBC for administering their share of the loans will be recognized over the servicing period and presented as Credit fees on our consolidated statement of income. As at April 30, 2020, no loans have been provided to our clients under this program.

Paycheck Protection Program (PPP)

In the U.S., the PPP was temporarily added to the U.S. Small Business Administration’s (SBA) Loan Program, under the U.S. federal government’s CARES Act to help businesses to keep their workforces employed during the COVID-19 pandemic. Loans provided under the PPP will be forgivable by the SBA if employee and compensation levels are maintained, and the loan proceeds are primarily applied towards payroll, rent, mortgage interest, or utilities. The SBA will reimburse CIBC for all loans forgiven pursuant to the program and for all payment defaults. Loans originated under the PPP are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. As the SBA’s guarantee is integral to the origination of these loans, it is reflected in our estimate of the expected credit loss associated with these loans. Upon satisfaction of the loan forgiveness conditions, the borrower’s obligation to repay the forgiven portion of the loan will be extinguished. Simultaneously, we will recognize a receivable from the SBA at the amount of the forgiven loan principal, plus any accrued interest. As at April 30, 2020, the outstanding balance of loans provided to our clients under this program was US$1.9 billion.

CIBC client relief programs in response to COVID-19

Refer to Note 6 for details regarding programs offered by CIBC in response to the COVID-19 pandemic.

58	CIBC SECOND QUARTER 2020

Note 3.    Fair value measurement

Fair value of financial instruments

	Carrying value
$ millions, as at April 30, 2020	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$54,376	$1,095	$–	$–	$55,471	$55,471	$–
Securities	26,140	57,053	494	50,119	133,806	134,240	434
Cash collateral on securities borrowed	5,732	–	–	–	5,732	5,732	–
Securities purchased under resale agreements	60,134	5,840	–	–	65,974	65,974	–
Loans
Residential mortgages	212,923	41	–	–	212,964	215,596	2,632
Personal	41,559	–	–	–	41,559	41,631	72
Credit card	10,582	–	–	–	10,582	10,582	–
Business and government	123,377	23,104	–	–	146,481	146,767	286
Derivative instruments	–	40,319	–	–	40,319	40,319	–
Customers’ liability under acceptances	8,993	–	–	–	8,993	8,993	–
Other assets	18,124	–	–	–	18,124	18,124	–
Financial liabilities
Deposits
Personal	$192,318	$–	$1,762	$–	$194,080	$194,272	$192
Business and government	281,855	–	8,945	–	290,800	291,237	437
Bank	17,497	–	–	–	17,497	17,497	–
Secured borrowings	41,056	–	355	–	41,411	41,715	304
Derivative instruments	–	41,188	–	–	41,188	41,188	–
Acceptances	9,051	–	–	–	9,051	9,051	–
Obligations related to securities sold short	–	14,939	–	–	14,939	14,939	–
Cash collateral on securities lent	1,572	–	–	–	1,572	1,572	–
Obligations related to securities sold under repurchase agreements (1)	61,536	–	18,241	–	79,777	79,777	–
Other liabilities	17,818	114	5	–	17,937	17,937	–
Subordinated indebtedness	4,818	–	–	–	4,818	4,985	167

	Carrying value
$ millions, as at October 31, 2019	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$16,720	$639	$–	$–	$17,359	$17,359	$–
Securities	20,115	53,984	413	46,798	121,310	121,453	143
Cash collateral on securities borrowed	3,664	–	–	–	3,664	3,664	–
Securities purchased under resale agreements	50,913	5,198	–	–	56,111	56,111	–
Loans
Residential mortgages	208,381	60	–	–	208,441	208,693	252
Personal	43,098	–	–	–	43,098	43,120	22
Credit card	12,335	–	–	–	12,335	12,335	–
Business and government	103,885	21,182	–	–	125,067	125,160	93
Derivative instruments	–	23,895	–	–	23,895	23,895	–
Customers’ liability under acceptances	9,167	–	–	–	9,167	9,167	–
Other assets	13,829	–	–	–	13,829	13,829	–
Financial liabilities
Deposits
Personal	$176,340	$–	$1,751	$–	$178,091	$178,046	$(45)
Business and government	248,367	–	9,135	–	257,502	257,872	370
Bank	11,224	–	–	–	11,224	11,224	–
Secured borrowings	38,680	–	215	–	38,895	39,223	328
Derivative instruments	–	25,113	–	–	25,113	25,113	–
Acceptances	9,188	–	–	–	9,188	9,188	–
Obligations related to securities sold short	–	15,635	–	–	15,635	15,635	–
Cash collateral on securities lent	1,822	–	–	–	1,822	1,822	–
Obligations related to securities sold under repurchase agreements	51,801	–	–	–	51,801	51,801	–
Other liabilities	14,066	114	12	–	14,192	14,192	–
Subordinated indebtedness	4,684	–	–	–	4,684	4,925	241
(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

CIBC SECOND QUARTER 2020	59

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2020 Apr. 30	2019 Oct. 31	2020 Apr. 30	2019 Oct. 31	2020 Apr. 30	2019 Oct. 31	2020 Apr. 30	2019 Oct. 31
Financial assets
Deposits with banks	$–	$–	$1,095	$639	$–	$–	$1,095	$639
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	4,000	2,372	21,426 (1)	19,306 (1)	–	–	25,426	21,678
Corporate equity	26,020	25,852	157	684	7	7	26,184	26,543
Corporate debt	–	–	3,273	3,760	25	23	3,298	3,783
Mortgage- and asset-backed	–	–	2,361 (2)	2,220 (2)	278	173	2,639	2,393
	30,020	28,224	27,217	25,970	310	203	57,547	54,397

Loans mandatorily measured at FVTPL
Business and government	–	–	22,186	20,351	918	831	23,104	21,182
Residential mortgages	–	–	41	60	–	–	41	60
	–	–	22,227	20,411	918	831	23,145	21,242

Debt securities measured at FVOCI
Government issued or guaranteed	4,506	2,369	36,041	35,460	–	–	40,547	37,829
Corporate debt	–	–	5,975	5,621	18	–	5,993	5,621
Mortgage- and asset-backed	–	–	2,972	2,746	–	–	2,972	2,746
	4,506	2,369	44,988	43,827	18	–	49,512	46,196

Equity securities designated at FVOCI
Corporate equity	45	45	319	266	243	291	607	602
	45	45	319	266	243	291	607	602

Securities purchased under resale agreements measured at FVTPL	–	–	5,840	5,198	–	–	5,840	5,198
Derivative instruments
Interest rate	14	4	14,408	9,086	76	56	14,498	9,146
Foreign exchange	–	–	17,043	8,939	–	–	17,043	8,939
Credit	–	–	6	1	105	104	111	105
Equity	2,433	2,383	2,669	1,111	221	252	5,323	3,746
Precious metal	–	–	552	356	–	–	552	356
Other commodity	1,013	383	1,779	1,220	–	–	2,792	1,603
	3,460	2,770	36,457	20,713	402	412	40,319	23,895
Total financial assets	$38,031	$33,408	$138,143	$117,024	$1,891	$1,737	$178,065	$152,169
Financial liabilities
Deposits and other liabilities (3)	$–	$–	$(11,338)	$(10,626)	$157	$(601)	$(11,181)	$(11,227)
Obligations related to securities sold short	(6,929)	(7,258)	(8,010)	(8,377)	–	–	(14,939)	(15,635)
Obligations related to securities sold under repurchase agreements	–	–	(18,241)	–	–	–	(18,241)	–

Derivative instruments
Interest rate	(2)	–	(11,509)	(8,322)	–	(1)	(11,511)	(8,323)
Foreign exchange	–	–	(17,689)	(10,291)	–	–	(17,689)	(10,291)
Credit	–	–	(4)	(19)	(113)	(112)	(117)	(131)
Equity	(3,321)	(1,824)	(3,483)	(2,407)	(111)	(155)	(6,915)	(4,386)
Precious metal	–	–	(673)	(212)	–	–	(673)	(212)
Other commodity	(674)	(300)	(3,609)	(1,470)	–	–	(4,283)	(1,770)
	(3,997)	(2,124)	(36,967)	(22,721)	(224)	(268)	(41,188)	(25,113)
Total financial liabilities	$(10,926)	$(9,382)	$(74,556)	$(41,724)	$(67)	$(869)	$(85,549)	$(51,975)
(1)	Includes $61 million related to securities designated at FVTPL (October 31, 2019: $56 million).
(2)	Includes $433 million related to asset-backed securities designated at FVTPL (October 31, 2019: $357 million).
(3)

Comprises deposits designated at FVTPL of $11,641 million (October 31, 2019: $10,458 million), net bifurcated embedded derivative assets of $579 million (net bifurcated embedded derivative liabilities of $643 million as at October 31, 2019), other liabilities designated at FVTPL of $5 million (October 31, 2019: $12 million), and other financial liabilities measured at fair value of $114 million (October 31, 2019: $114 million).

To determine the fair value of financial instruments under the current market conditions, we increased the use of proxy market indices for our private equity limited partnerships and used alternative valuation approaches, including a discounted cash flow model using comparable market observable credit spreads for certain FVTPL and FVO securities. There were no resulting transfers between the fair value levels. Application of the proxy market index approach to the valuation of our Level 3 private equity limited partnerships classified at FVOCI resulted in a reduction in fair value of $30 million, recognized through OCI. This represents the impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our private equity limited partnership investments. Except as noted, there were no other significant changes in the non-observable inputs used in measuring our Level 3 financial assets and liabilities, and the impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at April 30, 2020 also did not change significantly from the impact disclosed in our 2019 Annual Report.

60	CIBC SECOND QUARTER 2020

Consistent with prior quarters, transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. During the quarter ended April 30, 2020, we transferred $2,017 million of securities mandatorily measured at FVTPL and $1,248 million of securities sold short from Level 1 to Level 2 due to changes in observability in the inputs used to value these securities (for the quarter ended January 31, 2020, $359 million of securities mandatorily measured at FVTPL from Level 2 to Level 1 and $351 million from Level 1 to Level 2, and $1,737 million of securities sold short from Level 1 to Level 2; for the quarter ended April 30, 2019, $411 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and $844 million of securities sold short from Level 1 to Level 2). In addition, transfers between Level 2 and Level 3 were made during the quarters ended April 30, 2020, January 31, 2020, and April 30, 2019, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives, and reduced observability in the credit spread used to value a corporate debt security, as noted in the following table.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC SECOND QUARTER 2020	61

		Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized (2)(3)				Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2020
Securities mandatorily measured at FVTPL
Corporate equity	$14	$–	$(7)	$–	$–	$–	$–	$–	$7
Corporate debt	23	–	2	–	–	–	–	–	25
Mortgage- and asset-backed	160	–	–	–	–	–	118	–	278
Loans mandatorily measured at FVTPL
Business and government	506	–	–	17	–	–	574	(179)	918
Debt securities measured at FVOCI
Corporate debt	23	–	–	(6)	–	–	1	–	18
Equity securities designated at FVOCI
Corporate equity	283	–	–	(44)	–	–	10	(6)	243
Derivative instruments
Interest rate	47	–	21	–	–	–	–	8	76
Credit	104	(4)	5	–	–	–	–	–	105
Equity	266	–	(36)	–	–	–	1	(10)	221
Total assets	$1,426	$(4)	$(15)	$(33)	$–	$–	$704	$(187)	$1,891
Deposits and other liabilities (5)	$(647)	$–	$679	$–	$(6)	$29	$53	$49	$157
Derivative instruments
Interest rate	–	–	–	–	–	–	–	–	–
Credit	(112)	4	(5)	–	–	–	–	–	(113)
Equity	(121)	–	34	–	–	–	(29)	5	(111)
Total liabilities	$(880)	$4	$708	$–	$(6)	$29	$24	$54	$(67)
Jan. 31, 2020
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$–	$–	$7	$–	$–	$–	$14
Corporate debt	23	–	–	–	–	–	–	–	23
Mortgage- and asset-backed	173	–	–	–	–	–	–	(13)	160
Loans mandatorily measured at FVTPL
Business and government	831	–	–	4	–	–	–	(329)	506
Debt securities measured at FVOCI
Corporate debt	–	–	–	3	20	–	–	–	23
Equity securities designated at FVOCI
Corporate equity	291	–	–	49	(7)	–	10	(60)	283
Derivative instruments
Interest rate	56	–	3	–	–	–	1	(13)	47
Credit	104	(1)	1	–	–	–	–	–	104
Equity	252	–	12	–	–	–	44	(42)	266
Total assets	$1,737	$(1)	$16	$56	$20	$–	$55	$(457)	$1,426
Deposits and other liabilities (5)	$(601)	$–	$(52)	$–	$(37)	$31	$(102)	$114	$(647)
Derivative instruments
Interest rate	(1)	–	(2)	–	–	–	–	3	–
Credit	(112)	1	(1)	–	–	–	–	–	(112)
Equity	(155)	–	21	–	–	–	(10)	23	(121)
Total liabilities	$(869)	$1	$(34)	$–	$(37)	$31	$(112)	$140	$(880)
Apr. 30, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$–	$–	$–	$–	$–	$–	$7
Corporate debt	24	–	–	–	–	–	–	–	24
Mortgage- and asset-backed	239	–	1	–	–	–	74	(68)	246
Loans mandatorily measured at FVTPL
Business and government	793	–	1	15	–	–	316	(191)	934
Equity securities designated at FVOCI
Corporate equity	281	–	–	(4)	–	–	27	(8)	296
Derivative instruments
Interest rate	–	–	24	–	–	–	1	–	25
Credit	112	(1)	3	–	–	–	–	–	114
Equity	264	–	25	–	–	(17)	5	(4)	273
Total assets	$1,720	$(1)	$54	$11	$–	$(17)	$423	$(271)	$1,919
Deposits and other liabilities (5)	$(461)	$–	$(111)	$–	$(2)	$15	$(67)	$33	$(593)
Derivative instruments
Interest rate	(24)	–	7	–	–	–	–	–	(17)
Credit	(128)	1	(3)	–	–	–	–	6	(124)
Equity	(141)	–	(53)	–	–	53	(31)	5	(167)
Total liabilities	$(754)	$1	$(160)	$–	$(2)	$68	$(98)	$44	$(901)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $146 million (January 31, 2020: $135 million; April 30, 2019: $118 million) and net bifurcated embedded derivative assets of $303 million (net bifurcated embedded derivative liabilities of $512 million as at January 31, 2020 and $475 million as at April 30, 2019).

62	CIBC SECOND QUARTER 2020

		Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the six months ended	Opening balance	Realized (2)	Unrealized (2)(3)				Purchases/ Issuances	Sales/ Settlements	Closing balance
Apr. 30, 2020
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$(7)	$–	$7	$–	$–	$–	$7
Corporate debt	23	–	2	–	–	–	–	–	25
Mortgage- and asset-backed	173	–	–	–	–	–	118	(13)	278
Loans mandatorily measured at FVTPL
Business and government	831	–	–	21	–	–	574	(508)	918
Debt securities measured at FVOCI
Corporate debt	–	–	–	(3)	20	–	1	–	18
Equity securities designated at FVOCI
Corporate equity	291	–	–	5	–	–	20	(73)	243
Derivative instruments
Interest rate	56	–	24	–	–	–	1	(5)	76
Credit	104	(5)	6	–	–	–	–	–	105
Equity	252	–	(24)	–	–	–	45	(52)	221
Total assets	$1,737	$(5)	$1	$23	$27	$–	$759	$(651)	$1,891
Deposits and other liabilities (5)	$(601)	$–	$627	$–	$(43)	$60	$(49)	$163	$157
Derivative instruments
Interest rate	(1)	–	(2)	–	–	–	–	3	–
Credit	(112)	5	(6)	–	–	–	–	–	(113)
Equity	(155)	–	55	–	–	–	(39)	28	(111)
Total liabilities	$(869)	$5	$674	$–	$(43)	$60	$(88)	$194	$(67)
Apr. 30, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$6	$–	$1	$–	$–	$–	$–	$–	$7
Corporate debt	26	–	(2)	–	–	–	–	–	24
Mortgage- and asset-backed	319	–	1	–	–	–	74	(148)	246
Loans mandatorily measured at FVTPL
Business and government	482	–	–	15	–	–	822	(385)	934
Equity securities designated at FVOCI
Corporate equity	285	–	–	1	–	–	39	(29)	296
Derivative instruments
Interest rate	–	–	24	–	–	–	1	–	25
Credit	115	(2)	1	–	–	–	–	–	114
Equity	107	–	39	–	–	(17)	151	(7)	273
Total assets	$1,340	$(2)	$64	$16	$–	$(17)	$1,087	$(569)	$1,919
Deposits and other liabilities (5)	$(423)	$–	$(117)	$–	$(21)	$34	$(112)	$46	$(593)
Derivative instruments
Interest rate	(109)	–	109	–	–	–	–	(17)	(17)
Credit	(131)	2	(1)	–	–	–	–	6	(124)
Equity	(119)	–	(75)	–	–	53	(53)	27	(167)
Total liabilities	$(782)	$2	$(84)	$–	$(21)	$87	$(165)	$62	$(901)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $146 million (April 30, 2019: $118 million) and net bifurcated embedded derivative assets of $303 million (net bifurcated embedded derivative liabilities of $475 million as at April 30, 2019).

Financial instruments designated at FVTPL (fair value option)

A net gain of $36 million, net of hedges for the three months ended April 30, 2020 (a net gain of $6 million and $4 million for the three months ended January 31, 2020 and April 30, 2019, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain of $42 million, net of hedges for the six months ended April 30, 2020 was recognized for FVO assets and FVO liabilities (a net gain of $7 million for the six months ended April 30, 2019).

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

CIBC SECOND QUARTER 2020	63

Note 4.    Significant transactions

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell a controlling interest in CIBC FirstCaribbean to GNB Financial Group Limited (GNB). Under the terms of the agreement, GNB will acquire 66.73% of CIBC FirstCaribbean’s outstanding shares from CIBC for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value prior to closing. The total consideration is comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder. CIBC will also provide secured financing to facilitate the purchase of any shares tendered by the minority shareholders of CIBC FirstCaribbean under the take-over bid required by local securities laws. We expect to retain a minority interest in CIBC FirstCaribbean of approximately 24.9% after closing, which will be accounted for as an investment in associate using the equity method. This transaction is subject to regulatory approvals and is expected to close in the second half of 2020.

Following this announcement, the assets and liabilities of CIBC FirstCaribbean, which are included within Corporate and Other, have been treated as held for sale and are measured at the lower of their aggregate carrying amount and fair value less costs to sell. Due to the valuation implied from the expected sale by CIBC of a controlling interest in CIBC FirstCaribbean, we previously recognized a goodwill impairment charge of $135 million in the fourth quarter of 2019. Details of our annual goodwill impairment test are provided in Note 8 to the consolidated financial statements included in our 2019 Annual Report. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million.

The held for sale assets and liabilities of CIBC FirstCaribbean included on our interim consolidated balance sheet are as follows:

$ millions, as at	2020 Apr. 30	(1)
Assets
Cash and non-interest bearing deposits with banks	$1,396
Interest-bearing deposits with banks	1,220
Securities	3,789
Loans, net of allowance (2)	8,635
Goodwill and other intangible assets	397
Other assets (3)	586
Total assets	$16,023
Liabilities
Deposits	$14,677
Other liabilities (3)	391
Total liabilities	$15,068
(1)	Excludes net intercompany receivables of $689 million.
(2)	Net of allowance for credit losses of $412 million.
(3)	Land, buildings and equipment include a right-of-use asset of $62 million and other liabilities include a lease liability of $63 million.

Cumulative foreign exchange translation gains, net of designated hedges, related to our investment in CIBC FirstCaribbean of approximately $310 million after-tax were included in AOCI as at April 30, 2020. Our cumulative foreign exchange translation gains relating to CIBC FirstCaribbean will be reclassified into income upon closing, and remain subject to change from movements in foreign exchange rates until closing.

64	CIBC SECOND QUARTER 2020

Note 5.    Securities

Securities

$ millions, as at	2020 Apr. 30	2019 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$49,512	$46,196
Equity securities designated at FVOCI	607	602
Securities measured at amortized cost (1)	26,140	20,115
Securities mandatorily measured and designated at FVTPL	57,547	54,397
	$133,806	$121,310
(1)

There were no sales of securities measured at amortized cost during the quarter (during the quarter ended October 31, 2019: $110 million of amortized cost debt securities were disposed of shortly before maturity resulting in a realized loss of $1 million).

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2020 Apr. 30				2019 Oct. 31
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$10,354	$6	$(8)	$10,352	$10,842	$12	$(3)	$10,851
Other Canadian governments	13,668	29	(35)	13,662	12,252	22	(3)	12,271
U.S. Treasury and agencies	10,111	94	(1)	10,204	9,353	25	(7)	9,371
Other foreign governments	6,305	37	(13)	6,329	5,318	25	(7)	5,336
Mortgage-backed securities	2,771	49	(10)	2,810	2,688	15	(4)	2,699
Asset-backed securities	172	–	(10)	162	47	–	–	47
Corporate debt	5,979	26	(12)	5,993	5,608	16	(3)	5,621
	49,360	241	(89)	49,512	46,108	115	(27)	46,196
Corporate public equity (2)	40	16	(9)	47	40	15	(9)	46
Corporate private equity	541	73	(54)	560	493	85	(22)	556
	581	89	(63)	607	533	100	(31)	602
	$49,941	$330	$(152)	$50,119	$46,641	$215	$ (58)	$46,798
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $32 million (October 31, 2019: $23 million).
(2)	Includes restricted stock.

The fair value of equity securities designated at FVOCI that were disposed of during the quarter was nil (nil and nil for the three months ended January 31, 2020 and April 30, 2019, respectively) and nil for the six months ended April 30, 2020 (April 30, 2019: $1 million).

Net realized cumulative after-tax gains of $2 million were reclassified from AOCI to retained earnings for the three months ended April 30, 2020 ($29 million and $2 million for the three months ended January 31, 2020 and April 30, 2019, respectively) and $31 million for the six months ended April 30, 2020 (April 30, 2019: $11 million) of which nil (nil and nil of gains for the three months ended January 31, 2020 and April 30, 2019, respectively) and nil for the six months ended April 30, 2020 (April 30, 2019: $2 million of losses) resulted from dispositions of equity securities designated at FVOCI and $2 million ($29 million and $2 million for the three months ended January 31, 2020 and April 30, 2019, respectively) and $31 million for the six months ended April 30, 2020 (April 30, 2019: $13 million) resulted from return on capital distributions from limited partnerships designated at FVOCI.

Dividend income recognized on equity securities designated at FVOCI that were still held as at April 30, 2020 was $1 million ($4 million and $2 million for the three months ended January 31, 2020 and April 30, 2019, respectively) and $5 million for the six months ended April 30, 2020 (April 30, 2019: $3 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at April 30, 2020 was nil (nil and nil for the three months ended January 31, 2020 and April 30, 2019, respectively) and nil for the six months ended April 30, 2020 (April 30, 2019: nil).

CIBC SECOND QUARTER 2020	65

Allowance for credit losses

The following tables provide a reconciliation of the opening balance to the closing balance of the expected credit loss (ECL) allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2020	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$14	$2	$6	$22
	Provision for (reversal of) credit losses (1)(2)	5	4	–	9
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	1	1
	Balance at end of period	$19	$6	$7	$32
2020	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$14	$3	$6	$23
	Provision for (reversal of) credit losses (1)	(1)	–	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	1	(1)	–	–
	Balance at end of period	$14	$2	$6	$22
2019	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$15	$3	$5	$23
	Provision for (reversal of) credit losses (1)	–	–	–	–
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	1	1
	Balance at end of period	$15	$3	$6	$24
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $13 million for the three months ended April 30, 2020 for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the six months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2020	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$14	$3	$6	$23
	Provision for (reversal of) credit losses (1)(2)	4	4	–	8
	Write-offs	–	–	–	–
	Foreign exchange and other	1	(1)	1	1
	Balance at end of period	$19	$6	$7	$32
2019	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$15	$3	$5	$23
	Provision for (reversal of) credit losses (1)	–	–	4	4
	Write-offs	–	–	(4)	(4)
	Foreign exchange and other	–	–	1	1
	Balance at end of period	$15	$3	$6	$24
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $13 million for the six months ended April 30, 2020 for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

66	CIBC SECOND QUARTER 2020

Note 6.    Loans

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2020 Apr. 30
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$28	$40	$146	$214
Originations net of repayments and other derecognitions	2	(2)	(5)	(5)
Changes in model	(1)	2	–	1
Net remeasurement (2)	23	35	25	83
Transfers (2)
– to 12-month ECL	8	(6)	(2)	–
– to lifetime ECL performing	(10)	14	(4)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Provision for (reversal of) credit losses (3)	22	41	16	79
Write-offs	–	–	(3)	(3)
Recoveries	–	–	1	1
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	–	1	2	3
Balance at end of period	$50	$82	$158	$290
Personal
Balance at beginning of period	$182	$268	$121	$571
Originations net of repayments and other derecognitions	8	(9)	(4)	(5)
Changes in model	(44)	79	–	35
Net remeasurement (2)	31	168	81	280
Transfers (2)
– to 12-month ECL	43	(42)	(1)	–
– to lifetime ECL performing	(35)	40	(5)	–
– to lifetime ECL credit-impaired	–	(20)	20	–
Provision for (reversal of) credit losses (3)	3	216	91	310
Write-offs	–	–	(97)	(97)
Recoveries	–	–	15	15
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	–	–	2	2
Balance at end of period	$185	$484	$130	$799
Credit card
Balance at beginning of period	$159	$347	$–	$506
Originations net of repayments and other derecognitions	(2)	(28)	–	(30)
Changes in model	(19)	54	–	35
Net remeasurement (2)	(7)	264	43	300
Transfers (2)
– to 12-month ECL	45	(45)	–	–
– to lifetime ECL performing	(31)	31	–	–
– to lifetime ECL credit-impaired	–	(59)	59	–
Provision for (reversal of) credit losses (3)	(14)	217	102	305
Write-offs	–	–	(128)	(128)
Recoveries	–	–	26	26
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	1	–	1
Balance at end of period	$145	$565	$–	$710
Business and government
Balance at beginning of period	$231	$163	$393	$787
Originations net of repayments and other derecognitions	24	(1)	(5)	18
Changes in model	14	(5)	–	9
Net remeasurement (2)	314	246	131	691
Transfers (2)
– to 12-month ECL	13	(11)	(2)	–
– to lifetime ECL performing	(131)	133	(2)	–
– to lifetime ECL credit-impaired	–	(12)	12	–
Provision for (reversal of) credit losses (3)	234	350	134	718
Write-offs	–	–	(16)	(16)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(3)	(3)
Foreign exchange and other	9	4	10	23
Balance at end of period	$474	$517	$521	$1,512
Total ECL allowance (4)	$854	$1,648	$809	$3,311
Comprises:
Loans	$704	$1,553	$807	$3,064
Undrawn credit facilities and other off-balance sheet exposures (5)	150	95	2	247
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $15 million as at April 30, 2020 (January 31, 2020: $2 million), $13 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (January 31, 2020: nil). The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2020 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC SECOND QUARTER 2020	67

$ millions, as at or for the three months ended	2020 Jan. 31				2019 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$28	$43	$140	$211	$29	$46	$149	$224
Originations net of repayments and other derecognitions	1	(3)	(5)	(7)	1	(2)	(4)	(5)
Changes in model	(1)	–	–	(1)	(1)	(6)	–	(7)
Net remeasurement (2)	(12)	7	22	17	(10)	9	18	17
Transfers (2)
– to 12-month ECL	12	(10)	(2)	–	11	(9)	(2)	–
– to lifetime ECL performing	(1)	5	(4)	–	(1)	5	(4)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(2)	2	–
Provision for (reversal of) credit losses (3)	(1)	(3)	13	9	–	(5)	10	5
Write-offs	–	–	(3)	(3)	–	–	(8)	(8)
Recoveries	–	–	1	1	–	–	–	–
Interest income on impaired loans	–	–	(5)	(5)	–	–	(3)	(3)
Foreign exchange and other	1	–	–	1	1	1	–	2
Balance at end of period	$28	$40	$146	$214	$30	$42	$148	$220
Personal
Balance at beginning of period	$174	$271	$128	$573	$182	$226	$117	$525
Originations net of repayments and other derecognitions	9	(13)	(3)	(7)	8	(13)	–	(5)
Changes in model	11	(7)	–	4	(1)	–	–	(1)
Net remeasurement (2)	(71)	90	64	83	(46)	55	79	88
Transfers (2)
– to 12-month ECL	67	(65)	(2)	–	54	(53)	(1)	–
– to lifetime ECL performing	(8)	11	(3)	–	(11)	16	(5)	–
– to lifetime ECL credit-impaired	–	(19)	19	–	–	(13)	13	–
Provision for (reversal of) credit losses (3)	8	(3)	75	80	4	(8)	86	82
Write-offs	–	–	(100)	(100)	–	–	(98)	(98)
Recoveries	–	–	20	20	–	–	14	14
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	–	–	(1)	(1)	–	–	(1)	(1)
Balance at end of period	$182	$268	$121	$571	$186	$218	$117	$521
Credit card
Balance at beginning of period	$145	$340	$–	$485	$103	$369	$–	$472
Originations net of repayments and other derecognitions	–	(17)	–	(17)	–	(11)	–	(11)
Changes in model	13	5	–	18	–	–	–	–
Net remeasurement (2)	(77)	156	40	119	(34)	117	44	127
Transfers (2)
– to 12-month ECL	87	(87)	–	–	46	(46)	–	–
– to lifetime ECL performing	(9)	9	–	–	(8)	8	–	–
– to lifetime ECL credit-impaired	–	(58)	58	–	–	(58)	58	–
Provision for (reversal of) credit losses (3)	14	8	98	120	4	10	102	116
Write-offs	–	–	(126)	(126)	–	–	(131)	(131)
Recoveries	–	–	28	28	–	–	29	29
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	(1)	–	(1)	–	–	–	–
Balance at end of period	$159	$347	$–	$506	$107	$379	$–	$486
Business and government
Balance at beginning of period	$239	$158	$378	$775	$212	$134	$278	$624
Originations net of repayments and other derecognitions	7	(5)	(5)	(3)	8	(8)	(5)	(5)
Changes in model	–	4	(1)	3	6	3	2	11
Net remeasurement (2)	(29)	22	59	52	(18)	17	47	46
Transfers (2)
– to 12-month ECL	24	(22)	(2)	–	18	(17)	(1)	–
– to lifetime ECL performing	(11)	12	(1)	–	(3)	4	(1)	–
– to lifetime ECL credit-impaired	–	(8)	8	–	(1)	(9)	10	–
Provision for (reversal of) credit losses (3)	(9)	3	58	52	10	(10)	52	52
Write-offs	–	–	(40)	(40)	–	–	(50)	(50)
Recoveries	–	–	3	3	–	–	5	5
Interest income on impaired loans	–	–	(5)	(5)	–	–	(7)	(7)
Foreign exchange and other	1	2	(1)	2	2	2	5	9
Balance at end of period	$231	$163	$393	$787	$224	$126	$283	$633
Total ECL allowance (4)	$600	$818	$660	$2,078	$547	$765	$548	$1,860
Comprises:
Loans	$537	$753	$658	$1,948	$491	$712	$548	$1,751
Undrawn credit facilities and other off-balance sheet exposures (5)	63	65	2	130	56	53	–	109
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at January 31, 2020 and April 30, 2019 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

68	CIBC SECOND QUARTER 2020

$ millions, as at or for the six months ended	2020 Apr. 30				2019 Apr. 30
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$28	$43	$140	$211	$27	$44	$143	$214
Originations net of repayments and other derecognitions	3	(5)	(10)	(12)	2	(6)	(12)	(16)
Changes in model	(2)	2	–	–	(1)	(6)	–	(7)
Net remeasurement (2)	11	42	47	100	(21)	20	47	46
Transfers (2)
– to 12-month ECL	20	(16)	(4)	–	22	(16)	(6)	–
– to lifetime ECL performing	(11)	19	(8)	–	(1)	10	(9)	–
– to lifetime ECL credit-impaired	–	(4)	4	–	–	(3)	3	–
Provision for (reversal of) credit losses (3)	21	38	29	88	1	(1)	23	23
Write-offs	–	–	(6)	(6)	–	–	(13)	(13)
Recoveries	–	–	2	2	–	–	1	1
Interest income on impaired loans	–	–	(9)	(9)	–	–	(6)	(6)
Foreign exchange and other	1	1	2	4	2	(1)	–	1
Balance at end of period	$50	$82	$158	$290	$30	$42	$148	$220
Personal
Balance at beginning of period	$174	$271	$128	$573	$190	$199	$109	$498
Originations net of repayments and other derecognitions	17	(22)	(7)	(12)	18	(26)	–	(8)
Changes in model	(33)	72	–	39	–	–	1	1
Net remeasurement (2)	(40)	258	145	363	(100)	144	151	195
Transfers (2)
– to 12-month ECL	110	(107)	(3)	–	103	(101)	(2)	–
– to lifetime ECL performing	(43)	51	(8)	–	(25)	34	(9)	–
– to lifetime ECL credit-impaired	–	(39)	39	–	–	(32)	32	–
Provision for (reversal of) credit losses (3)	11	213	166	390	(4)	19	173	188
Write-offs	–	–	(197)	(197)	–	–	(194)	(194)
Recoveries	–	–	35	35	–	–	31	31
Interest income on impaired loans	–	–	(3)	(3)	–	–	(2)	(2)
Foreign exchange and other	–	–	1	1	–	–	–	–
Balance at end of period	$185	$484	$130	$799	$186	$218	$117	$521
Credit card
Balance at beginning of period	$145	$340	$–	$485	$102	$370	$–	$472
Originations net of repayments and other derecognitions	(2)	(45)	–	(47)	–	(23)	–	(23)
Changes in model	(6)	59	–	53	1	–	–	1
Net remeasurement (2)	(84)	420	83	419	(82)	218	93	229
Transfers (2)
– to 12-month ECL	132	(132)	–	–	103	(103)	–	–
– to lifetime ECL performing	(40)	40	–	–	(18)	18	–	–
– to lifetime ECL credit-impaired	–	(117)	117	–	–	(103)	103	–
Provision for (reversal of) credit losses (3)	–	225	200	425	4	7	196	207
Write-offs	–	–	(254)	(254)	–	–	(256)	(256)
Recoveries	–	–	54	54	–	–	60	60
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	1	2	–	3
Balance at end of period	$145	$565	$–	$710	$107	$379	$–	$486
Business and government
Balance at beginning of period	$239	$158	$378	$775	$180	$147	$230	$557
Originations net of repayments and other derecognitions	31	(6)	(10)	15	14	(13)	(12)	(11)
Changes in model	14	(1)	(1)	12	6	3	3	12
Net remeasurement (2)	285	268	190	743	(2)	32	144	174
Transfers (2)
– to 12-month ECL	37	(33)	(4)	–	33	(31)	(2)	–
– to lifetime ECL performing	(142)	145	(3)	–	(5)	7	(2)	–
– to lifetime ECL credit-impaired	–	(20)	20	–	(1)	(21)	22	–
Provision for (reversal of) credit losses (3)	225	353	192	770	45	(23)	153	175
Write-offs	–	–	(56)	(56)	–	–	(98)	(98)
Recoveries	–	–	6	6	–	–	6	6
Interest income on impaired loans	–	–	(8)	(8)	–	–	(9)	(9)
Foreign exchange and other	10	6	9	25	(1)	2	1	2
Balance at end of period	$474	$517	$521	$1,512	$224	$126	$283	$633
Total ECL allowance (4)	$854	$1,648	$809	$3,311	$547	$765	$548	$1,860
Comprises:
Loans	$704	$1,553	$807	$3,064	$491	$712	$548	$1,751
Undrawn credit facilities and other off-balance sheet exposures (5)	150	95	2	247	56	53	–	109
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $15 million as at April 30, 2020 (April 30, 2019: $1 million), $13 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (April 30, 2019: nil). The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2020 and April 30, 2019 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC SECOND QUARTER 2020	69

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

The uncertainties inherent in the COVID-19 pandemic have increased the level of judgment applied in respect of all these elements as discussed below. Actual credit losses could differ materially from those reflected in our estimates.

Determining when a significant increase in credit risk has occurred

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime probability of default (PD) since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized. While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list are normally automatically migrated to stage 2 from stage 1.

Impact of the COVID-19 pandemic

The determination of whether a SICR has occurred in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to the evaluation of the evolving macroeconomic environment and the various client relief programs we have provided to our clients and the unprecedented level of government support being provided to individuals and businesses.

Consistent with guidance issued by the IASB, interest or principal deferments pursuant to various relief programs provided to both our retail and business and government clients have not automatically resulted in a SICR that would trigger migration to stage 2 by reason only that a deferral under the program was granted. However, the inclusion of a loan in a relief program did not preclude its migration to stage 2 if we determined that there was a SICR.

For retail clients and consistent with our past practice, SICR was determined based on an evaluation of the relative increase in lifetime PDs using forward-looking indicators reflective of our expectations. However, we applied judgment in the degree that our forecasts of certain forward-looking indicators over the remainder of 2020, including unemployment, should cause a SICR in light of our expectations for a relatively short duration for the trough of the downturn and the level of government support provided.

For the majority of our business and government clients, we continued to utilize risk ratings as the primary determinant of a SICR. We applied judgment in the determination of the industries most impacted by the COVID-19 pandemic and assessed the associated impact on risk ratings after considering the benefit of government support.

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the PD, loss given default (LGD), and exposure at default (EAD) parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that consider forward-looking information. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

70	CIBC SECOND QUARTER 2020

Impact of the COVID-19 pandemic

The measurement of ECL in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current downturn environment characterized by unprecedented levels of government support relative to the historical experience in our models. We applied judgment with respect to the degree that certain industries and portfolios would be negatively impacted by the COVID-19 pandemic and the degree that various new government support programs are expected to limit credit losses.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include unemployment rates, housing prices and gross domestic product (GDP) growth. In many cases these variables are forecasted at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include S&P 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices and mining activity are significant for certain portfolios.

For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted strategic business units (SBUs) and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

Impact of the COVID-19 pandemic

The forecasting of forward-looking information and the determination of scenario weightings in the COVID-19 pandemic required a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which an effective vaccine or treatment can be developed and administered on a mass scale, and the ability of governments, businesses and health care systems to effectively limit the epidemiological and economic impacts of potential resurgences of the virus in the intervening period.

Significant changes to our forecasts were made in the current quarter. The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
	Average	Average	Average	Average	Average	Average
	value over	value over	value over	value over	value over	value over
	the next	the remaining	the next	the remaining	the next	the remaining
As at April 30, 2020	12 months	forecast period (2)	12 months	forecast period (2)	12 months	forecast period (2)
Canadian Real GDP year-over-year growth (1)	(6.6)%	5.3%	(2.1)%	6.4%	(9.5)%	1.4%
Canadian unemployment rate (1)	10.9%	7.1%	8.9%	6.0%	12.8%	8.7%
Canadian Housing Price Index growth (1)	(3.0)%	0.8%	(0.1)%	4.3%	(5.9)%	(2.1)%
S&P 500 Index growth rate	(5.7)%	4.8%	10.3%	16.6%	(34.8)%	(17.1)%
West Texas Intermediate Oil Price (US$)	$36	$47	$51	$67	$30	$32

	Base case		Upside case		Downside case
	Average	Average	Average	Average	Average	Average
	value over	value over	value over	value over	value over	value over
	the next	the remaining	the next	the remaining	the next	the remaining
As at October 31, 2019	12 months	forecast period (2)	12 months	forecast period (2)	12 months	forecast period (2)
Canadian Real GDP year-over-year growth (1)	1.5%	1.8%	2.3%	2.5%	0.6%	0.8%
Canadian unemployment rate (1)	6.1%	5.9%	5.5%	5.5%	6.4%	6.5%
Canadian Housing Price Index growth (1)	1.6%	2.2%	4.8%	4.0%	(2.2)%	(0.8)%
S&P 500 Index growth rate	5.0%	4.7%	8.2%	6.6%	(3.7)%	(10.3)%
West Texas Intermediate Oil Price (US$)	$60	$60	$67	$74	$47	$43

(1)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

(2)	The remaining forecast period is generally two years.

CIBC SECOND QUARTER 2020	71

The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. The underlying quarterly base case projection for 2020 is characterized by a severe downturn in the second calendar quarter of 2020 followed by a relatively rapid recovery in the latter half of 2020 into 2021, although not returning to the same level of economic activity experienced in the pre-COVID-19 period until at least 2022. Assumptions concerning the easing of government restrictions, including the forced closure of non-essential businesses and other social distancing requirements, are material to these forecasts. The downside case forecast still reflects a recovery from the severe low expected in the second calendar quarter of 2020, but at a much slower rate and to a much lower level of sustained economic activity.

The graphs below contrast the quarterly projection of Canadian Real GDP and the Canadian unemployment rate for the base case for the period through to the end of the fourth calendar quarter in 2021.

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the COVID-19 pandemic. If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $41 million higher than the recognized ECL as at April 30, 2020 (October 31, 2019: $63 million lower). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $1,127 million higher than the recognized ECL as at April 30, 2020 (October 31, 2019: $254 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2.

Use of management overlays

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances.

Impact of the COVID-19 pandemic

To address the uncertainties inherent in the current environment, we utilized management overlays with respect to the impact that the recent oil and gas price decline and the COVID-19 pandemic will have on the migration of those business and government exposures that we believe are the most susceptible to these risks and the resulting measurement of the ECL for those exposures. The mitigating impact of government support measures were considered in the determination of these overlays to the extent not already reflected in our models. In addition, management overlays were applied with respect to the impact of government support measures on the migration of retail exposures and the resulting measurement of the ECL for those exposures. In light of the unprecedented level of government support, the management overlays took into account our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current downturn environment relative to the historical experience in our models.

The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

72	CIBC SECOND QUARTER 2020

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time PD under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2019 Annual Report for details on the CIBC risk categories.

Loans(1)

$ millions, as at	2020 Apr. 30				2019 Oct. 31
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$147,273	$19	$–	$147,292	$142,260	$–	$–	$142,260
– Very low	37,781	518	–	38,299	37,140	–	–	37,140
– Low	14,277	3,177	–	17,454	17,315	1,010	–	18,325
– Medium	611	4,228	–	4,839	1,207	5,312	–	6,519
– High	5	1,853	–	1,858	11	1,162	–	1,173
– Default	–	–	690	690	–	–	597	597
– Not rated	2,372	283	167	2,822	2,251	233	154	2,638
Gross residential mortgages (4)(5)	202,319	10,078	857	213,254	200,184	7,717	751	208,652
ECL allowance	50	82	158	290	28	43	140	211
Net residential mortgages	202,269	9,996	699	212,964	200,156	7,674	611	208,441
Personal
– Exceptionally low	22,482	–	–	22,482	24,258	–	–	24,258
– Very low	3,661	14	–	3,675	4,321	1,353	–	5,674
– Low	8,009	1,475	–	9,484	4,955	1,582	–	6,537
– Medium	2,470	2,236	–	4,706	3,703	1,611	–	5,314
– High	203	882	–	1,085	302	613	–	915
– Default	–	–	187	187	–	–	164	164
– Not rated	620	44	44	708	720	29	40	789
Gross personal (5)	37,445	4,651	231	42,327	38,259	5,188	204	43,651
ECL allowance	162	476	130	768	160	265	128	553
Net personal	37,283	4,175	101	41,559	38,099	4,923	76	43,098
Credit card
– Exceptionally low	2,238	–	–	2,238	3,015	–	–	3,015
– Very low	984	67	–	1,051	1,142	83	–	1,225
– Low	4,967	518	–	5,485	5,619	274	–	5,893
– Medium	1,067	803	–	1,870	1,344	565	–	1,909
– High	4	403	–	407	10	538	–	548
– Default	–	–	–	–	–	–	–	–
– Not rated	154	9	–	163	158	7	–	165
Gross credit card	9,414	1,800	–	11,214	11,288	1,467	–	12,755
ECL allowance	124	508	–	632	129	291	–	420
Net credit card	9,290	1,292	–	10,582	11,159	1,176	–	12,335
Business and government
– Investment grade	59,158	455	–	59,613	46,800	251	–	47,051
– Non-investment grade	84,291	7,425	–	91,716	80,780	3,443	–	84,223
– Watchlist	476	3,112	–	3,588	374	1,575	–	1,949
– Default	–	–	1,103	1,103	–	–	866	866
– Not rated	597	190	41	828	752	79	45	876
Gross business and government (4)(6)	144,522	11,182	1,144	156,848	128,706	5,348	911	134,965
ECL allowance	368	487	519	1,374	209	146	376	731
Net business and government	144,154	10,695	625	155,474	128,497	5,202	535	134,234
Total net amount of loans	$392,996	$26,158	$1,425	$420,579	$377,911	$18,975	$1,222	$398,108
(1)

The table excludes debt securities measured at FVOCI, for which ECL allowances of $32 million (October 31, 2019: $23 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $15 million were recognized as at April 30, 2020 (October 31, 2019: $2 million), $13 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2019: nil). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at April 30, 2020. Financial assets other than loans that are classified as amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $38 million (October 31, 2019: $25 million) which were included in Other assets on our interim consolidated balance sheet.
(4)	Includes $41 million (October 31, 2019: $60 million) of residential mortgages and $23,104 million (October 31, 2019: $21,182 million) of business and government loans that are measured at FVTPL.
(5)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Includes customers’ liability under acceptances of $8,993 million (October 31, 2019: $9,167 million).

CIBC SECOND QUARTER 2020	73

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2020 Apr. 30				2019 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$114,319	$184	$–	$114,503	$106,696	$120	$–	$106,816
– Very low	6,396	305	–	6,701	7,341	1,126	–	8,467
– Low	11,373	1,535	–	12,908	10,974	1,357	–	12,331
– Medium	1,540	1,196	–	2,736	1,737	752	–	2,489
– High	204	469	–	673	255	495	–	750
– Default	–	–	16	16	–	–	19	19
– Not rated	419	22	–	441	397	32	–	429
Gross retail	134,251	3,711	16	137,978	127,400	3,882	19	131,301
ECL allowance	44	65	–	109	30	55	–	85
Net retail	134,207	3,646	16	137,869	127,370	3,827	19	131,216
Business and government
– Investment grade	85,002	226	–	85,228	78,906	296	–	79,202
– Non-investment grade	51,498	2,408	–	53,906	52,379	1,282	–	53,661
– Watchlist	81	1,071	–	1,152	65	575	–	640
– Default	–	–	140	140	–	–	69	69
– Not rated	624	62	–	686	688	60	–	748
Gross business and government	137,205	3,767	140	141,112	132,038	2,213	69	134,320
ECL allowance	106	30	2	138	30	12	2	44
Net business and government	137,099	3,737	138	140,974	132,008	2,201	67	134,276
Total net undrawn credit facilities and other off-balance sheet exposures	$271,306	$7,383	$154	$278,843	$259,378	$6,028	$86	$265,492

CIBC client relief programs in response to COVID-19

CIBC has been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic. For our personal banking clients, deferred credit card payment relief for up to three months was provided to certain clients, with a lower effective interest rate of 10.99% during the deferral period. In addition, we have offered deferrals to regular Canadian residential mortgage payments for up to six months, as well as deferrals for regular payments on loans and lines of credit for up to two months. For our business and government loans, payment deferral programs have also been offered to clients in Canada, the United States, and other regions. As of April 30, 2020, the gross outstanding balance of loans for which CIBC provided payment deferrals was $1.8 billion for credit cards in Canada; $35.5 billion for residential mortgages in Canada; $2.3 billion for personal loans in Canada; $1.3 billion for various consumer loans in the Caribbean; and $10.7 billion for business and government loans, including $8.6 billion in Canada, $1.6 billion in the United States and $0.5 billion in the Caribbean.

Loans contractually past due but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Most risk rated business and government loans that were contractually past due at the time relief was provided pursuant to payment deferral programs have been presented in the aging category that applied at the time deferrals were granted. Other business and government loans, cards, personal loans and residential mortgages that were subject to a payment deferral program have generally been presented in the aging category that applied as at March 31, 2020 which approximated the time when the majority of the deferrals were granted, except that Canadian residential mortgages and certain secured personal loans that were less than 29 days past due at that time have been treated as current.

$ millions, as at				2020 Apr. 30	2019 Oct. 31 (1)
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,706	$1,677	$–	$4,383	$3,840
Personal	1,072	350	–	1,422	1,027
Credit card	639	168	74	881	838
Business and government	1,702	187	–	1,889	1,081
	$6,119	$2,382	$74	$8,575	$6,786
(1)	Certain comparative period amounts related to loans contractually past due but not impaired in CIBC FirstCaribbean were restated.

74	CIBC SECOND QUARTER 2020

Note 7.    Deposits(1)(2)

$ millions, as at				2020 Apr. 30	2019 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$16,472	$119,875	$57,733	$194,080	$178,091
Business and government (7)	72,490	68,143	150,167	290,800	257,502
Bank	5,618	409	11,470	17,497	11,224
Secured borrowings (8)	–	–	41,411	41,411	38,895
	$94,580	$188,427	$260,781	$543,788	$485,712
Comprised of:
Held at amortized cost				$532,147	$475,254
Designated at fair value				11,641	10,458
				$543,788	$485,712
Total deposits include (9):
Non-interest-bearing deposits
Canada				$56,266	$51,880
U.S.				12,695	7,876
Other international				5,354	4,647
Interest-bearing deposits
Canada				378,299	344,756
U.S.				65,226	56,844
Other international				25,948	19,709
				$543,788	$485,712
(1)

Includes deposits of $185.7 billion (October 31, 2019: $152.8 billion) denominated in U.S. dollars and deposits of $30.5 billion (October 31, 2019: $30.0 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2,949 million (October 31, 2019: $2,930 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $15,846 million (October 31, 2019: $8,986 million) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada). These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $305 million (October 31, 2019: $302 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 8.    Share capital

Common shares

	For the three months ended						For the six months ended
$ millions, except number of shares		2020 Apr. 30		2020 Jan. 31		2019 Apr. 30		2020 Apr. 30		2019 Apr. 30
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	444,981,533	$13,669	445,341,675	$13,591	443,802,263	$13,350	445,341,675	$13,591	442,826,380	$13,243
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	71,409	8	474,948	51	172,074	18	546,357	59	299,864	32
Shareholder investment plan	454,791	36	334,004	36	423,837	47	788,795	72	948,020	104
Employee share purchase plan	376,684	34	324,279	36	280,232	31	700,963	70	579,878	64
	445,884,417	13,747	446,474,906	13,714	444,678,406	13,446	447,377,790	13,792	444,654,142	13,443
Purchase of common shares for cancellation	(710,800)	(22)	(1,497,800)	(46)	–	–	(2,208,600)	(68)	–	–
Treasury shares	(40,261)	(3)	4,427	1	(28,098)	(3)	(35,834)	(2)	(3,834)	–
Balance at end of period (2)	445,133,356	$13,722	444,981,533	$13,669	444,650,308	$13,443	445,133,356	$13,722	444,650,308	$13,443
(1)	Includes the settlement of contingent consideration related to prior acquisitions.
(2)	Excludes nil restricted shares as at April 30, 2020 (January 31, 2020: nil; April 30, 2019: 409).

Normal course issuer bid

On May 31, 2019, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2020. During the second quarter of 2020, prior to OSFI’s announcement requiring all federally regulated financial institutions to cease share buybacks, we purchased and cancelled 710,800 common shares under this bid at an average price of $96.81 for a total amount of $69 million. For the six months ended April 30, 2020, we purchased and cancelled 2,208,600 common shares under this bid at an average price of $106.03 for a total amount of $234 million.

On March 13, 2020, OSFI announced that it expects all federally regulated financial institutions to cease dividend increase and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

CIBC SECOND QUARTER 2020	75

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares) on a one-for-one basis on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. The dividend on the Series 41 shares was reset to 3.909%, payable quarterly as and when declared by the Board of Directors of CIBC, effective for the five-year period commencing January 31, 2020.

Regulatory capital and leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2020 Apr. 30	2019 Oct. 31
Common Equity Tier 1 (CET1) capital		$29,535	$27,707
Tier 1 capital	A	32,685	30,851
Total capital		37,968	35,854

Total risk-weighted assets (RWA)		261,763	239,863

CET1 ratio		11.3%	11.6%
Tier 1 capital ratio		12.5%	12.9%
Total capital ratio		14.5%	15.0%
Leverage ratio exposure	B	$726,959	$714,343
Leverage ratio	A/B	4.5%	4.3%

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision.

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also currently expects D-SIBs to hold a Domestic Stability Buffer. On March 13, 2020, OSFI announced an immediate reduction in the Domestic Stability Buffer from 2.0% to 1.0%. This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.0%, 10.5%, and 12.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

During the quarter ended April 30, 2020, we have complied with OSFI’s regulatory capital requirements.

Note 9.    Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$70	$68	$54	$4	$3	$2	$138	$109	$7	$5
Past service cost (1)	–	(32)	–	–	(1)	–	(32)	–	(1)	–
Net interest (income) expense	(2)	(3)	(4)	5	5	6	(5)	(8)	10	12
Special termination benefits (1)	–	9	–	–	–	–	9	–	–	–
Plan administration costs	2	2	2	–	–	–	4	3	–	–
Net defined benefit plan expense recognized in net income	$70	$44	$52	$9	$7	$8	$114	$104	$16	$17
(1)	Amounts have been included in the restructuring charge recognized in the first quarter of 2020. See Note 12 for additional details.

Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Defined contribution pension plans	$8	$9	$8	$17	$16
Government pension plans (1)	37	35	34	72	61
Total defined contribution plan expense	$45	$44	$42	$89	$77
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

76	CIBC SECOND QUARTER 2020

Remeasurement of employee defined benefit plans(1)

	For the three months ended						For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$487	$(428)	$(313)	$30	$(29)	$(22)	$59	$(684)	$1	$(48)
Net actuarial gains (losses) on plan assets	(178)	315	324	–	–	–	137	544	–	–
Changes in asset ceiling excluding interest income	(3)	1	–	–	–	–	(2)	–	–	–
Net remeasurement gains (losses) recognized in OCI	$306	$(112)	$11	$30	$(29)	$(22)	$194	$(140)	$1	$(48)
(1)

The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 10.    Income taxes

U.S. Tax Reforms

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. In December 2018, December 2019, and April 2020 the Internal Revenue Service released proposed and final regulations to implement certain aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the United States.

Dividend Received Deduction

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Note 11.    Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30
Basic earnings per share
Net income attributable to equity shareholders	$400	$1,205	$1,341	$1,605	$2,519
Less: Preferred share dividends and premiums	30	31	28	61	51
Net income attributable to common shareholders	$370	$1,174	$1,313	$1,544	$2,468
Weighted-average common shares outstanding (thousands)	444,739	445,248	444,028	444,997	443,523
Basic earnings per share	$0.83	$2.64	$2.96	$3.47	$5.56
Diluted earnings per share
Net income attributable to common shareholders	$370	$1,174	$1,313	$1,544	$2,468
Weighted-average common shares outstanding (thousands)	444,739	445,248	444,028	444,997	443,523
Add: Stock options potentially exercisable (1) (thousands)	302	639	790	439	787
Add: Restricted shares and equity-settled consideration (thousands)	147	144	406	174	445
Weighted-average diluted common shares outstanding (thousands)	445,188	446,031	445,224	445,610	444,755
Diluted earnings per share	$0.83	$2.63	$2.95	$3.46	$5.55
(1)

Excludes average options outstanding of 4,839,980 (January 31, 2020: 2,382,904; April 30, 2019: 2,399,088) with a weighted-average exercise price of $108.08 (January 31, 2020: $114.21; April 30, 2019: $114.20) for the quarter ended April 30, 2020, and average options outstanding of 3,681,010 (April 30, 2019: 2,253,271) with a weighted-average price of $111.56 (April 30, 2019: $114.38) for the six months ended April 30, 2020, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC SECOND QUARTER 2020	77

Note 12.    Contingent liabilities and provisions

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 22 to the consolidated financial statements included in our 2019 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at April 30, 2020. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2020, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2019 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2019 annual consolidated financial statements:

•

Fresco v. Canadian Imperial Bank of Commerce: The motions for summary judgment were heard in December 2019. In March 2020, the court found CIBC liable for unpaid overtime. CIBC is appealing the decision. A hearing on remedies is scheduled for June 2020.

•	Sherry v. CIBC Mortgages Inc.: In May 2020, the court dismissed CIBC’s appeal of the certification decision relating to the plaintiffs’ amended pleading.
•

Michaud v. BBS Securities Inc. et al.: In April 2020, CIBC was served with a proposed class action filed in the Supreme Court of British Columbia against CIBC Investor Services Inc. and several other dealers, which contains allegations and seeks relief similar to the proposed Ontario class action (Frayce v. BMO Investorline Inc., et al.) discussed below.

•	Mortgage prepayment class actions: In January 2020, the court granted CIBC and CIBC Mortgages Inc. leave to appeal in Haroch.
•	Simplii Privacy Class Actions: The motion for certification in Bannister, which was scheduled for December 2019, has been adjourned.
•

Frayce v. BMO Investorline Inc., et al.: In January 2020, a proposed class action was filed in the Ontario Superior Court against CIBC Investor Services Inc. and several other dealers. The action alleges that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order execution only dealers. The action is brought on behalf of all persons who purchased units of mutual funds through an order execution only dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages. The motion for class certification has been scheduled for December 2021.

Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2019 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2019 annual consolidated financial statements.

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. The charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits. The balance of our restructuring provision as at April 30, 2020 was $311 million, which includes obligations related to ongoing payments as a result of the restructuring and represents our best estimate of the amount that will ultimately be paid out. Certain actions and initiatives required to execute on our restructuring plan are expected to be delayed as a result of the COVID-19 pandemic, which will impact the timing of when the obligation will ultimately be settled.

78	CIBC SECOND QUARTER 2020

Note 13.    Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

	For the three months ended						For the six months ended
$ millions	2020 Apr. 30		2020 Jan. 31		2019 Apr. 30		2020 Apr. 30		2019 Apr. 30
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$3,998	$1,858	$4,435	$2,326	$4,337	$2,476	$8,433	$4,184	$8,770	$4,927
Debt securities measured at FVOCI (1)	206	n/a	240	n/a	236	n/a	446	n/a	473	n/a
Other (3)	498	82	507	95	452	89	1,005	177	906	166
Total	$4,702	$1,940	$5,182	$2,421	$5,025	$2,565	$9,884	$4,361	$10,149	$5,093
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Effective November 1, 2019, includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

Note 14.    Segmented information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Treasury, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Changes made to our business segments

The following changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our SBUs. Previously, we utilized an economic capital model to attribute capital to our SBUs. Effective November 1, 2019 capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses.

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the changes discussed above in the “Changes made to our business segments” section, this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. As discussed above in the “Changes made to our business segments” section, effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

CIBC SECOND QUARTER 2020	79

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Net interest income (1)	$1,541	$321	$377	$461	$62	$2,762
Apr. 30	Non-interest income (2)	538	704	141	363	70	1,816
	Total revenue (1)	2,079	1,025	518	824	132	4,578
	Provision for (reversal of) credit losses	654	186	230	222	120	1,412
	Amortization and impairment (3)	57	7	34	2	180	280
	Other non-interest expenses	1,092	552	259	416	105	2,424
	Income (loss) before income taxes	276	280	(5)	184	(273)	462
	Income taxes (1)	73	74	(23)	47	(101)	70
	Net income (loss)	$203	$206	$18	$137	$(172)	$392
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$(8)	$(8)
	Equity shareholders	203	206	18	137	(164)	400
	Average assets (4)	$260,942	$66,931	$55,981	$226,009	$115,838	$725,701
2020	Net interest income (1)	$1,618	$315	$348	$384	$96	$2,761
Jan. 31	Non-interest income (2)	596	740	159	487	112	2,094
	Total revenue (1)	2,214	1,055	507	871	208	4,855
	Provision for (reversal of) credit losses	215	35	15	(10)	6	261
	Amortization and impairment (3)	57	7	32	3	147	246
	Other non-interest expenses	1,102	554	267	416	480	2,819
	Income (loss) before income taxes	840	459	193	462	(425)	1,529
	Income taxes (1)	223	123	24	127	(180)	317
	Net income (loss)	$617	$336	$169	$335	$(245)	$1,212
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$7	$7
	Equity shareholders	617	336	169	335	(252)	1,205
	Average assets (4)	$260,661	$65,257	$51,609	$203,972	$98,032	$679,531
2019	Net interest income (1)	$1,538	$288	$337	$262	$35	$2,460
Apr. 30 (5)	Non-interest income (2)	588	710	137	494	153	2,082
	Total revenue (1)	2,126	998	474	756	188	4,542
	Provision for (reversal of) credit losses	229	23	11	–	(8)	255
	Amortization and impairment (3)	25	2	27	1	123	178
	Other non-interest expenses	1,097	529	250	371	163	2,410
	Income (loss) before income taxes	775	444	186	384	(90)	1,699
	Income taxes (1)	207	119	24	101	(100)	351
	Net income (loss)	$568	$325	$162	$283	$10	$1,348
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$7	$7
	Equity shareholders	568	325	162	283	3	1,341
	Average assets (4)	$258,272	$61,779	$47,939	$182,980	$82,586	$633,556
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $46 million, respectively, for the three months ended April 30, 2020 (January 31, 2020: nil and $49 million, respectively; April 30, 2019: $1 million and $43 million, respectively) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

$ millions, for the six months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020	Net interest income (1)	$3,159	$636	$725	$845	$158	$5,523
Apr. 30	Non-interest income (2)	1,134	1,444	300	850	182	3,910
	Total revenue (1)	4,293	2,080	1,025	1,695	340	9,433
	Provision for (reversal of) credit losses	869	221	245	212	126	1,673
	Amortization and impairment (3)	114	14	66	5	327	526
	Other non-interest expenses	2,194	1,106	526	832	585	5,243
	Income (loss) before income taxes	1,116	739	188	646	(698)	1,991
	Income taxes (1)	296	197	1	174	(281)	387
	Net income (loss)	$820	$542	$187	$472	$(417)	$1,604
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$(1)	$(1)
	Equity shareholders	820	542	187	472	(416)	1,605
	Average assets (4)	$260,800	$66,085	$53,771	$214,869	$106,837	$702,362
2019	Net interest income (1)	$3,101	$601	$682	$554	$118	$5,056
Apr. 30 (5)	Non-interest income (2)	1,189	1,381	271	914	296	4,051
	Total revenue (1)	4,290	1,982	953	1,468	414	9,107
	Provision for (reversal of) credit losses	437	66	27	66	(3)	593
	Amortization and impairment (3)	48	4	54	2	241	349
	Other non-interest expenses	2,401	1,041	497	738	322	4,999
	Income (loss) before income taxes	1,404	871	375	662	(146)	3,166
	Income taxes (1)	374	233	45	173	(189)	636
	Net income (loss)	$1,030	$638	$330	$489	$43	$2,530
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$11	$11
	Equity shareholders	1,030	638	330	489	32	2,519
	Average assets (4)	$259,057	$60,970	$45,865	$179,721	$81,357	$626,970
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include TEB adjustments of nil and $95 million, respectively, for the six months ended April 30, 2020 ($1 million and $84 million, respectively, for the six months ended April 30, 2019) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

80	CIBC SECOND QUARTER 2020

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

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CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 28, 2020 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8335491#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 7008374#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) June 27, 2020. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 1725009#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 8504384#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 28, 2020 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 8, 2021.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Bail-in Debt: Information on CIBC’s bail-in debt and TLAC instruments may be found at www.cibc.com; About CIBC; Investor Relations; Debt Information; Bail-in Debt.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@astfinancial.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by email at inquiries@astfinancial.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Feb. 3/20	$108.83

Mar. 2/20	$105.05

Apr. 1/20	$79.86

Apr. 28/20		$78.86

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada

www.cibc.com